Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-103739

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JULY 28, 2004

República Oriental del Uruguay acting through Banco Central del Uruguay as its Financial Agent
Ps. 6,254,500,000 17¾% DPNs due 2006 (As part of a series of Ps. 7,358,700,000 aggregate principal amount*) Payable in United States dollars

Interest	Principal
Interest will be payable on February 4 and August 4 of each year, commencing on February 4, 2005, on the outstanding principal amount at a rate equal to the Current Annual Interest Rate. Interest will be converted to and payment of interest will be made in United States dollars.
Principal will be paid in two equal semiannual installments on August 4, 2005 and the maturity date. Principal will be converted to and payment of principal will be made in United States dollars.

Maturity	Status
The bonds will mature on February 4, 2006. See “Description of the Bonds.”	Direct, unconditional and unsecured external indebtedness of Uruguay.

Issuance
Deposited with, and registered in the name of, the common depositary for Euroclear and Clearstream, Luxembourg on or about August 5, 2004.

     *Ps. 1,104,200,000 of the total series of bonds are being offered outside the United States, solely to non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended and are not being offered pursuant to this prospectus.

     The bonds contain collective action clauses with provisions regarding future modifications to the terms of debt securities issued under the indenture. Under those provisions, which are described beginning on page 87 of the prospectus and page S-12 of this prospectus supplement, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all series that would be affected and 66-2/3% in aggregate principal amount outstanding of each affected series.

		Per Bond
	Per Bond	in U.S. Dollars[1]		Total
Public Offering Price[2]	100.00%	US$	3,397.3161	US$	212,485,137
Underwriting Discount	0.60%	US$	20.3839	US$	1,274,911
Proceeds, before expenses, to Uruguay	99.40%	US$	3,376.9322	US$	211,210,226

[1] You will make the payment of the public offering price in U.S. dollars based on an exchange rate for the conversion of Uruguayan pesos into U.S. dollars of Ps.29.435 per US$1.00. The per bond denomination is Ps.100,000.
[2] You will also pay additional accrued interest from August 5, 2004 if settlement occurs after that date.

     Application has been made to list the total series of bonds on the Luxembourg Stock Exchange. Investing in the bonds involves risks. See, especially, “Investment Considerations” on page S-6 of this prospectus supplement.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

Citigroup	ABN AMRO

The date of this prospectus supplement is July 28, 2004

     Until 40 days after the Closing Date, all dealers effecting transactions in the bonds in the United States, whether or not participating in this distribution, may be required to deliver a copy of this prospectus supplement and the accompanying prospectus.

     This communication is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies,” “unincorporated associations,” etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “Relevant Persons”). This communication must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

INTRODUCTION

     When you make your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Uruguay has not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer and sell these securities. The information in this prospectus supplement and the prospectus may only be accurate as of the date of this prospectus supplement or the prospectus, as applicable.

     Uruguay is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the bonds. After having made all reasonable inquiries, Uruguay confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable;

•	it holds the opinions and intentions expressed in this prospectus supplement and the accompanying prospectus;

•	to the best of its knowledge and belief, it has not omitted other facts, the omission of which would make this prospectus supplement or the accompanying prospectus as a whole misleading as of the date of this prospectus supplement or the accompanying prospectus, as applicable; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

     The bonds that Uruguay issues in the United States are being offered under Uruguay’s registration statement (file no. 333-103739) (the “Registration Statement”) initially filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Act”) on March 11, 2003. The accompanying prospectus is part of that registration statement, as amended on July 19, 2004, which became effective as amended on July 23, 2004. The accompanying prospectus provides you with a general description of the debt securities that Uruguay may offer. This prospectus supplement contains specific information about the terms of the bonds and may add or change information provided in the accompanying prospectus. Consequently, you should read this prospectus supplement together with the accompanying prospectus, as each contains information regarding Uruguay, the bonds and other matters.

CERTAIN DEFINED TERMS AND CONVENTIONS

Currency of Presentation

     Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars (“U.S. dollars,” “dollars” or “US$”) or pesos (“pesos,” “Uruguayan pesos” and “Ps.”) at historical annual average exchange rates. Translations of pesos to dollars have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars at any particular rate or at all.

Uruguayan Peso Information

     For the purpose of calculating payments to be made in respect of the bonds, all references to “Ps.” are to Uruguayan pesos.

     Interest and redemption payments in respect of the bonds will be in U.S. dollars converted from Uruguayan pesos based upon the Average Transfer Exchange Rate (as defined below) at the time the relevant payment amount is determined. The “Average Transfer Exchange Rate” is the average interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central del Uruguay, and which is available on

Bloomberg by typing “URINUSCA <CRNCY> HP <GO>” as the bid-side rate for the period of twenty Business Days ending two Business Days prior to any interest or principal payment date, or, in the absence of the availability of such information, the rate at which Uruguayan pesos can be converted into U.S. dollars as determined by polling certain banks located in Montevideo, Uruguay. The principal amount of the bonds due and payable in accordance with their terms will be converted and be paid out in U.S. dollars based upon the Average Transfer Exchange Rate at the time the relevant payment amount is determined. See “Description of the Bonds.”

     On July 27, 2004 Banco Central del Uruguay’s (“Banco Central”) published peso/U.S. dollar bid-side exchange rate was Ps. 29.350 per US$1.00.

     The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for each year from 1999 to 2003 and the period ending July 27, 2004.

Exchange Rates
(pesos per US$)

	High	Low	Average(1)	Period End
1999	11.735	10.818	11.346	11.610
2000	12.505	11.615	12.097	12.505
2001	14.768	12.495	13.317	14.768
2002	32.325	14.025	21.309	27.170
2003	29.540	26.150	28.160	29.290
2004(2)	29.800	29.050	29.559	29.350

(1)	Annual average of daily interbank end-of-day bid-side rates.
(2)	Period from January 1, 2004 through July 27, 2004.

Source: Bloomberg

SUMMARY OF THE OFFERING

     The information below presents a summary of certain terms of the 17 3/4% Devaluation-Protected Notes due 2006 (“DPNs” or the “bonds”), and should be read in conjunction with the more detailed description of the bonds appearing in the accompanying prospectus and elsewhere in this prospectus supplement.

Issuer	República Oriental del Uruguay.

Financial Agent	Banco Central.

Indenture	The bonds are being issued under a trust indenture, dated as of May 29, 2003.

Principal Amount	Ps. 6,254,500,000

Issue Price	100% of the principal amount. The issue price will be payable in U.S. dollars based on an exchange rate for the conversion of Uruguayan pesos into U.S. dollars of Ps.29.435 per US$1.00, or the “Initial Exchange Rate.”

Maturity	February 4, 2006.

Interest	On each Interest Payment Date, the Current Annual Interest Rate will be equal to the greater of (x) 17 3/4% per annum and (y) the annualized Devaluation Rate during the interest period, as determined by the Calculation Agent.

Payment of Interest	Amounts due in respect of interest will be paid semiannually in arrears on February 4 and August 4 of each year, commencing on February 4, 2005. For this purpose, The Bank of New York, as the Calculation Agent, will determine the greater of (x) 17 3/4% and (y) the annualized Devaluation Rate. The “Devaluation Rate” means the rate, expressed as a percentage, calculated by the Calculation Agent that results from dividing (i) the difference between the Average Transfer Exchange Rate for the Current Interest Payment Date and the Average Transfer Exchange Rate for the immediately preceding Interest Payment Date, or in the case of the first Interest Payment Date, the Initial Exchange Rate by (ii) the Average Transfer Exchange Rate for the immediately preceding Interest Payment Date, or in the case of the first Interest Payment Date, the Initial Exchange Rate. Interest on the bonds will be calculated on the basis of a 360-day year of twelve 30-day months.

Payment of Principal	Amounts due in respect of principal will be paid in two equal semiannual installments on August 4, 2005 and the maturity date. Principal will be converted to and payment of principal will be made in U.S. dollars.

Conversion of the payment amounts	All amounts due in respect of principal or interest will be paid in U.S. dollars, calculated by the Calculation Agent by converting the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate on the applicable Rate Calculation Date (as defined herein).

Form and Settlement	Uruguay will issue the bonds in the form of one or more fully registered global securities, without interest coupons. No bonds will be issued in bearer form.

Denominations	Uruguay will issue the bonds only in denominations of Ps.100,000 and integral multiples thereof.

Withholding Tax and Additional Amounts	Uruguay will make payments of principal and interest in respect of the bonds without withholding or deducting for or on account of any present or future Uruguayan taxes, duties, assessments or governmental charges of whatever nature except as set forth in “Description of the Bonds—Additional Amounts.”

Further Issues	Uruguay may, from time to time, without your consent, create and issue further debt securities having the same terms as and ranking equally with the bonds in all respects and such further debt securities will be consolidated and form a single series with the bonds.

Governing Law and Jurisdiction	New York.

Settlement Date	On or about August 5, 2004, the issue date.

Listing	Application has been made to list the bonds on the Luxembourg Stock Exchange.

Taxation	For a discussion of the Uruguayan, United States and certain European Union tax consequences associated with the bonds, see “Taxation—Uruguay Taxation,” “—United States Federal Income Tax Consequences” and "—European Union Taxation” in this prospectus supplement. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the ownership and disposition of the bonds.

Trustee	The Bank of New York.

Calculation Agent	The Bank of New York.

Concurrent Transaction	Uruguay is making a concurrent offering of the bonds solely to non-U.S. persons, as defined in Regulation S of the Act, to be subscribed for in off-shore transactions with either Uruguayan pesos or the proceeds received from the early redemption of certain peso-denominated Letras de Tesorería (the “Concurrent Transaction”).

INVESTMENT CONSIDERATIONS

     An investment in the bonds involves a significant degree of risk. Investors are urged to read carefully the entirety of the prospectus together with this prospectus supplement and to note, in particular, the following considerations.

Investment Considerations Relating to the Bonds

     Enforcement of Civil Liabilities; Waiver of Sovereign Immunity

     Uruguay is a foreign sovereign state. Consequently, it may be difficult for you or the trustee to obtain or enforce judgments of courts in the United States or elsewhere against Uruguay. See “Description of the Securities—Jurisdiction, Consent to Service, Enforcement of Judgment and Immunities from Attachment,” in the accompanying prospectus.

     Market for the Bonds

     There can be no assurance regarding the ability of holders of the bonds to sell their bonds or the price for which such holders may be able to sell their bonds. Uruguay may issue in the future debt securities similar to the bonds in the international capital markets, but it has not issued to date in the international capital markets any instrument comparable to the bonds. Uruguay has been advised by the underwriters that they may make a market in the bonds but they are not obligated to do so and may discontinue market making at any time without notice. Uruguay has applied to list the bonds on the Luxembourg Stock Exchange. No assurance can be given as to the liquidity of the trading market for the bonds. The price at which the bonds will trade in the secondary market is uncertain.

Risks Relating to the Bonds

     Disparity Between Inflation and Devaluation Rates

     Amounts payable in U.S. dollars under the bonds on account of interest will be adjusted depending on the devaluation rate of the Uruguayan peso compared to the U.S. dollar. To the extent that the devaluation rate does not reflect inflation levels, the real return on the bonds may be decreased or eliminated. Consequently, inflation rates that exceed the devaluation of the peso could adversely affect your investment in bonds. The bonds are designed only to protect the principal amount as measured in U.S. dollars but do not assure a return on such principal amount as measured in U.S. dollars where the Devaluation Rate exceeds the Stated Interest Rate.

Investment Considerations Relating to Uruguay

     This section should be read in conjunction with the more detailed information found in the prospectus.

     Economic Environment

     Uruguay’s economy experienced in 2002 its most significant setback since 1982. Real GDP contracted by approximately 11.0% in 2002 and the government injected approximately US$ 2.05 billion of liquidity to preserve the viability of the banking system. In 2003, real GDP grew an estimated 2.5%. For the first quarter of 2004, real GDP growth is estimated at 14.3%. However, Uruguay’s economic recovery is incipient. The banking system has limited lending capacity and deposits, while growing, remain largely short-term instruments. Furthermore, Uruguay’s government-owned banks account for 60% of the entire banking system’s assets and 57% of its deposits. Uruguay’s debt burden remains large and its sustainability is dependent upon the government’s ability to generate primary surpluses until GDP has grown significantly. Uruguay’s debt amortization profile will require it to engage in on-going refinancing discussions with its multilateral lenders.

     Impact of Argentina’s Economic Crisis

     Overall Impact on Economy. Uruguay’s economy has been and is likely to continue to be adversely affected by Argentina’s prolonged economic instability. Although the Argentine economy in 2003 and the first half of 2004 showed indications of recovery, uncertainty regarding the medium and long-term evolution of the Argentine economy, including with respect to the restructuring of its external debt, may adversely affect Uruguay’s ability to restore its economic growth.

     Risk of “Contagion.” In addition to the direct effects of the Argentine crisis on the Uruguayan economy described below, uncertainty has increased as to the medium-term implications for the region of Argentina’s December 2001 default on most of its external debt obligations. Also, there is uncertainty as to Argentina’s ability to restructure its foreign debt in an orderly manner. An increasingly volatile international environment and the unresolved financial crisis in Argentina have aggravated the possible threat of “contagion” (a situation in which an entire region or class of investment is disfavored by international investors without regard to the circumstances in individual countries). If this occurs, it may limit Uruguay’s financing ability in the future and could affect Uruguay’s prospects for renewed economic growth.

     The Foreign Exchange Market in Uruguay is Thinly Traded

     Due to the low volume of trades on the Uruguay foreign exchange market, the peso/dollar exchange rate may prove volatile over short periods of time, including the period used to determine the amount of U.S. dollars payable under the bonds on amounts of interest and principal. Banco Central has in the past and will continue in the future to intervene in the foreign exchange market for monetary policy and other purposes. If the Uruguayan rate of inflation during any period exceeds the rate of devaluation of the peso as compared to the U.S. dollar, the real return on the principal amount of the bonds will diminish or may be eliminated. The bonds are designed only to protect the principal amount as measured in U.S. dollars but do not assure a return on such principal amount as measured in U.S. dollars where the Devaluation Rate exceeds the Stated Interest Rate.

     Risks of Further Real Depreciation of Peso

     On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. Since then, the peso has depreciated significantly losing 94% of its value as of December 2002, and continued to depreciate, though at a slower pace in 2003. See “Certain Defined Terms and Conventions#Uruguayan Peso Information.# The devaluation of the peso in turn caused the quality of the foreign currency-denominated loan portfolio of several financial institutions to deteriorate. Moreover, with 96.0% of Uruguay total public debt denominated in foreign currency at December 31, 2002, the devaluation of the peso caused a sharp increase in the public debt to GDP ratio from 92.4% as of December 31, 2002 to 108.4% as of December 31, 2003. Public external debt service to export ratio was 37.7% for the year ended December 31, 2003 compared to 33.5% for the year ended December 31, 2002. An additional real depreciation of the peso could harm Uruguay’s domestic banking system and other domestic firms with substantial foreign currency-denominated debt. A real depreciation of the peso is also likely to increase Uruguay’s foreign-currency denominated debt to GDP ratio.

     IMF Program

     Argentina’s crisis and its impact on Uruguay’s economy in 2002 forced the government to adopt measures designed to prevent a further deterioration of its fiscal accounts and ensure the financial support of the International Monetary Fund, the World Bank and the Inter-American Development Bank. Uruguay also received approximately US$2.4 billion from multilateral lenders during 2002 and repaid US$223 million to multilateral lenders. Uruguay received approximately US$500 million from the IMF during 2003 and an additional US$139 million in February 2004 after the IMF completed the fourth review under the 2002 Stand-By Arrangement. The IMF waived non-observance and applicability of a few performance criteria and agreed to move Uruguay’s repayment expectations of approximately US$343 million to the IMF in 2004 to obligations at a later date. Further disbursements of approximately US$211 million each are scheduled for August and November 2004 and February 2005, subject to review by the Executive Board of the IMF of Uruguay’s performance of the criteria set out in the Stand-By Agreement. The current IMF economic program expires in March 2005. Uruguay must negotiate with the IMF to determine the terms of a new economic program, and the refinancing of its debt facilities with the multilateral agencies, of which US$1.3 billion are due in 2005 and US$1.2 billion are due in 2006. If Uruguay does not meet the performance criteria (or such criteria are not amended or waived by the IMF), the government may not be able to obtain further disbursements from the IMF under the IMF Program. This may also interfere with the government’s ability to obtain financing from other multilateral financial institutions and to refinance the debt facilities which mature in 2005 and 2006. The loss of official sector financing could adversely affect Uruguay’s fiscal viability, including its ability to service the bonds.

     Political Situation

     The Batlle administration’s Partido Colorado does not control a majority of either house of Congress. The principal opposition party, Frente Amplio, and smaller leftist parties have questioned certain austerity measures introduced by the government and have indicated an intention to reverse certain market-oriented liberalization policies and to increase the government’s role in the economy and have maintained substantial levels of public support. On December 7, 2003, a large majority of voters, in a referendum sponsored by the Batlle administration’s principal opposition, rejected the legislation passed by Congress in 2002 that would have allowed ANCAP (the state-owned oil company) to enter into joint ventures with the private sector with respect to certain of its activities. As there have been divergent economic views expressed by the Batlle administration and its principal opposition, political uncertainty may increase as the October 31, 2004 presidential elections approach. Primary elections were held on June 27, 2004. Approximately 46% of the electorate turned out to vote in the primary elections, selecting candidates for the three primary political parties, out of ten candidates participating in the contest. Participants in the Frente Amplio election, which accounted for 43% of all votes cast in the primary elections, designated its unopposed candidate, a former Montevideo mayor Dr. Tabaré Vazquez. Participants in the Partido Nacional primary election accounted for 41% of the votes cast in the primary election; split nearly two to one between Senator Jorge Larrañaga, leader of the party’s Alianza Nacional faction, and former President Luis Alberto Lacalle, leader of the Herrerista faction. Participants in the Partido Colorado primary election accounted for only 15% of the votes cast in the primary elections; its candidate in the national election will be former Interior Minister Guillermo Stirling.

     Although Congress has approved Uruguay’s budget through 2005, changes in the political environment could result in changes in Uruguay’s economic policies that may in the long-term have other adverse effects on Uruguay’s ability to meet its debt obligations, including under the bonds.

USE OF PROCEEDS

     The net proceeds from the sale of the bonds will be approximately US$211,060,226, after deduction of underwriting discounts and commissions and of certain expenses payable by Uruguay estimated at US$150,000 in the aggregate. Uruguay will use the net proceeds from the sale of the bonds for the general purposes of the government, including financial investment and the refinancing, repurchase or retiring of domestic and external indebtedness. Under the Concurrent Transaction, Uruguay expects to issue an additional Ps.1,104,200,000 principal amount of the bonds.

DESCRIPTION OF THE BONDS

     Uruguay is issuing the bonds under a trust indenture dated as of May 29, 2003 among Uruguay, Banco Central, as financial agent to Uruguay, and The Bank of New York, as trustee. The information contained in this section and in the prospectus summarizes some of the terms of the bonds and the indenture. You should read the information set forth below together with the section “Description of the Securities” in the accompanying prospectus, which summarizes the general terms of the bonds and the indenture. You should read the indenture and the form of bonds before making your investment decision. Uruguay has filed the indenture and the form of bonds with the SEC and will also file copies of these documents at the offices of the trustee.

     The accompanying prospectus sets forth the general terms of the bonds. This prospectus supplement describes the terms of the bonds in greater detail than the accompanying prospectus and may provide information that differs from the accompanying prospectus. If the information in this prospectus supplement differs from the accompanying prospectus, you should rely on the information in this prospectus supplement.

     The bonds will:

•	mature on February 4, 2006;

•	pay interest semiannually in arrears on February 4 and August 4 of each year, commencing on February 4, 2005. Interest on the outstanding principal amount of the bonds will accrue at the Current Annual Interest Rate. For this purpose, The Bank of New York, as the Calculation Agent, will determine the Current Annual Interest Rate as the greater of (x) 17 3/4% per annum (the “Stated Interest Rate”) and (y) the annualized Devaluation Rate. Interest on the bonds will be calculated on the basis of a 360-day year of twelve 30-day months;

•	pay principal in two equal semiannual installments on August 4, 2005 and the maturity date (or if an event of default that is continuing results in an early redemption of the bonds), the redemption amount (or early redemption amount) being equal to the outstanding principal amount of the bonds;

•	pay all amounts due in respect of principal or interest in U.S. dollars, calculated by the Calculation Agent by converting the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate on the applicable Rate Calculation Date. If Uruguay at any time defaults in the payment of any principal of, or interest (including additional amounts) on, the bonds, Uruguay will pay interest on the amount in default (to the extent permitted by law in the case of interest on interest), calculated for each day until paid, at the rate of 1% over the per annum interest rate applicable to the bonds if such interest rate is the Stated Interest Rate, together with additional amounts, if applicable;

•	be represented by one or more global securities in fully registered form only, without coupons, as more fully described under “Registration and Book-Entry System” below in denominations of Ps.100,000 and integral multiples thereof;

•	be available in certificated form only under certain limited circumstances;

•	be direct, general, unconditional and unsecured obligations of Uruguay;

•	pay all amounts due in respect of principal or interest in U.S. dollars, calculated by the Calculation Agent by converting the Uruguayan peso amounts into U.S. dollars at the Average Transfer Exchange Rate on the applicable Rate Calculation Date; and

•	rank equal in right of payment with all of Uruguay’s payment obligations relating to unsecured and unsubordinated external indebtedness.

     For purposes of all payments of interest, principal or other amounts contemplated herein for the bonds:

•	“Average Transfer Exchange Rate” shall mean the average interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central and is available on Bloomberg by typing “URINUSCA <CRNCY> HP <GO>” as the bid-side rate for the period of twenty Business Days ending two Business Days prior to any interest or principal payment date (the “Rate Calculation Date”). If such exchange rate is not reported by Banco Central, then the Average Transfer Exchange Rate shall be determined by the Calculation Agent by calculating the average of the Alternative Rate for the twenty Business Days prior to any Rate Calculation Date. The Alternative Rate shall be calculated by polling Citibank N.A., Uruguay Branch, BankBoston N.A., Uruguay Branch, Banco Santander Uruguay, and ABN Amro NV Uruguay Branch, each located in Montevideo, Uruguay (collectively, the “Reference Banks”) at 16:00 pm Montevideo time, at the exchange rate for the professional market, by taking the arithmetic mean of the polled exchange rates. In the event that any of the Reference Banks cease to operate in Uruguay, they shall be replaced by Uruguay, for the purpose of determining the Alternative Rate, with subsidiaries or branches of other foreign banks having similar characteristics.

•	“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open, or not authorized to close, in The City of New York; provided, however that solely for the purposes of determining the Average Transfer Exchange Rate, “Business Day” means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open, or not authorized to close, in Montevideo, Uruguay.

•	“Current Annual Interest Rate” shall mean the greater of (a) the Stated Interest Rate and (b) the annualized Devaluation Rate, as determined by the Calculation Agent.

•	“Current Interest Payment Date,” with respect to each Interest Payment Date, means the date on which the interest payment for the period ending on such Interest Payment Date is due and payable.

•	“Devaluation Rate” means the rate, expressed as a percentage, calculated by the Calculation Agent that results from dividing (i) the difference between the Average Transfer Exchange Rate for the Current Interest Payment Date and the Average Transfer Exchange Rate for the immediately preceding Interest Payment Date, or in the case of the first Interest Payment Date, the Initial Exchange Rate by (ii) the Average Transfer Exchange Rate for the immediately preceding Interest Payment Date, or in the case of the first Interest Payment Date, the Initial Exchange Rate.

•	“Interest Payment Date,” means the date on which an interest payment is due and payable.

Payment of Principal and Interest

     If any date for an interest or principal payment on a bond is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Uruguay will make the payment on the next New York City banking day. No interest on the bonds will accrue as a result of this delay in payment.

     If any money that Uruguay pays to the trustee or to any paying agent to make payments on any bonds is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request. After any such repayment, neither the trustee nor any paying agent will be liable for that payment to the relevant holders. Uruguay will hold the unclaimed money in trust for the relevant holders until four years from the date on which the payment first became due.

     Global Bonds

     Payments of principal, interest and additional amounts, if any, in respect of the bonds will be made to the paying agents, which initially will be The Bank of New York in London and DEXIA Banque Internationale à Luxemburg S.A. in Luxembourg. Payments at the office of any paying agent will be made by credit or transfer to a United States dollar account specified by the payee or by check.

     Certificated Bonds

     Uruguay will arrange for payments to be made on any bonds in certificated form to the person in whose name the certificated bonds are registered, by wire transfer or by check mailed to the holder’s registered address. So long as any bonds remain outstanding, Uruguay will maintain a registrar in New York City for that series.

Modifications

     The indenture and the bonds contain collective action clauses with provisions regarding future modifications to the terms of the bonds and to multiple series of debt securities issued under the indenture.

     Any modification, amendment, supplement or waiver to the indenture or the terms and conditions of the bonds may be made or given pursuant to (i) a written action of the holders of the bonds without the need for a meeting, or (ii) by vote of the holders of the bonds taken at a meeting of holders thereof, in each case in accordance with the applicable provisions of the indenture and the terms and conditions of the bonds.

     Any modification, amendment, supplement or waiver to the terms and conditions of the bonds, or to the indenture insofar as it affects the bonds, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 66-2/3% in aggregate principal amount of the bonds at the time outstanding.

     However, special requirements apply with respect to any modification, amendment, supplement or waiver that would:

•	change the date for payment of principal or premium of, or any installment of interest on, the bonds;

•	reduce the principal amount or redemption price or premium, if any, payable under the bonds;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the bonds;

•	reduce the interest rate on the bonds;

•	change the currency or place of payment of any amount payable under the bonds;

•	change the obligation of Uruguay to pay additional amounts in respect of the bonds;

•	change the definition of “outstanding” or the percentage of votes required for the taking of any action pursuant to the modification provisions of the indenture (and the corresponding provisions of the terms and conditions of the bonds) in respect of the bonds;

•	authorize the trustee, on behalf of all holders of the bonds, to exchange or substitute all the bonds for, or convert all the bonds into, other obligations or securities of Uruguay or any other person; or

•	change the pari passu ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms and conditions of the bonds.

     We refer to the above subjects as “reserve matters” and to any modification, amendment, supplement or waiver constituting a reserve matter as a “reserve matter modification.”

     Any reserve matter modification to the terms and conditions of the bonds or to the indenture insofar as it affects the bonds (but does not, in each case, modify the terms of any other debt securities issued under the indenture), may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 75% in aggregate principal amount of the bonds at the time outstanding.

     If Uruguay proposes any reserve matter modification to the terms and conditions of the bonds and at least one other series of debt securities issued under the indenture, or to the indenture insofar as it affects the bonds and at least one other series of debt securities issued under the indenture, in either case as part of a single transaction, Uruguay may elect to proceed pursuant to provisions of the indenture providing that such modifications may be made, and future compliance therewith may be waived, for any affected series if made with the consent of Uruguay and:

•	the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of all series that would be affected by that reserve matter modification (taken in aggregate), and

•	the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of each affected series (taken individually).

     If any reserve matter modification is sought in the context of a simultaneous offer to exchange the bonds for new debt instruments of Uruguay or any other person, Uruguay shall ensure that the relevant provisions of the bonds, as amended by such modification, are no less favorable to the holders thereof than the provisions of the new instrument being offered in the exchange, or, if more than one debt instrument is so offered, no less favorable than the new debt instrument issued having the largest aggregate principal amount.

     Uruguay agrees that it will not issue new bonds or reopen the bonds with the intention of placing the bonds with holders expected to support any modification proposed by Uruguay (or that Uruguay plans to propose) for approval pursuant to the modification provisions of the indenture or the terms and conditions of the bonds.

     Any modification consented to or approved by the holders of the bonds and the holders of any other series of debt securities, if applicable, pursuant to the modification provisions will be conclusive and binding on all holders of the bonds, whether or not they have given such consent or were present at a meeting of holders at which such action was taken, and on all future holders of the bonds, whether or not notation of such modification is made upon the bonds. Any instrument given by or on behalf of any holder of a bond in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such bond.

     Before seeking the consent of any holder of a bond to a reserve matter modification affecting that series, Uruguay shall provide to the trustee (for onward distribution to the holders of the bonds) the following information:

•	a description of the economic or financial circumstances that, in Uruguay’s view, explain the request for the proposed modification;

•	if Uruguay shall at the time have entered into a standby, extended funds or similar program with the International Monetary Fund, a copy of that program (including any related technical memorandum); and

•	a description of Uruguay’s proposed treatment of its other major creditor groups (including, where appropriate, Paris Club creditors, other bilateral creditors and internal debtholders) in connection with Uruguay’s efforts to address the situation giving rise to the requested modification.

     For purposes of determining whether the required percentage of holders of the bonds has approved any modification, amendment, supplement or waiver or other action or instruction pursuant to the indenture or, in the case of a meeting, whether sufficient holders are present for quorum purposes, any bonds owned or controlled, directly or indirectly, by Uruguay or any public sector instrumentality of Uruguay will be disregarded and deemed to be not outstanding. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the government of Uruguay or any corporation, trust, financial institution or other entity owned or controlled by the government of Uruguay or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity. In determining whether the trustee shall be protected in relying upon any modification, amendment, supplement or waiver, or any notice from holders, only bonds that the trustee knows to be so owned shall be so disregarded.

     Prior to any vote on a reserve matter modification affecting the bonds, Uruguay shall deliver to the trustee a certificate signed by an authorized representative of Uruguay specifying, for Uruguay and each public sector instrumentality, any bonds deemed to be not outstanding as described above or, if no bonds are owned or controlled by Uruguay or any public sector instrumentality, a certificate signed by an authorized representative of Uruguay to this effect.

Limitation on Time for Claims

     Claims against Uruguay for the payment of principal or interest on the bonds (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.

Additional Amounts

     Uruguay will make all principal and interest payments on the bonds without withholding or deducting any present or future taxes imposed by Uruguay or any of its political subdivisions. If Uruguayan law requires Uruguay to deduct or withhold taxes (which it currently does not require), Uruguay will pay the holders of bonds the additional amounts necessary to ensure that they receive the same amount as they would have received without any withholding or deduction.

     Uruguay will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder of bonds has or had some connection with Uruguay other than merely owning the securities or receiving principal and interest payments on the bonds;

•	the holder of bonds has failed to comply with any certification or other reporting requirement concerning its nationality, residence, identity or connection with Uruguay, and Uruguay requires compliance with these reporting requirements as a precondition to exemption from Uruguayan withholding taxes or deductions and has provided notice of such requirement to the trustee at least 60 days prior to the date such compliance is required; or

•	the holder of bonds has failed to present its security within 30 days after a payment of principal or interest has been made available to the holder.

Uruguay will pay any administrative, excise or property taxes that arise in Uruguay under Uruguayan law in connection with the bonds. Uruguay will also indemnify the holder of bonds against any administrative, excise or property taxes resulting from the enforcement of the obligations of Uruguay under the bonds following an event of default.

Paying Agents and Transfer Agent

     So long as any bonds remain outstanding, Uruguay will maintain a principal paying agent in a Western European or United States city and a registrar in New York City for that series and maintain in New York City an office or agency where notices and demands to or upon Uruguay in respect of the bonds or of the indenture may be served. Uruguay has initially designated the corporate trust office of the trustee as the agency for each such purpose and as the place where the register will be maintained. In addition, Uruguay will maintain a paying agent and a transfer agent in Luxembourg with respect to the bonds listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require.

     Uruguay will provide prompt notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with the bonds.

     Uruguay undertakes that, if the conclusions of the ECOFIN Council meeting of 26-27 November 2000 are implemented, it will ensure that it maintains a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive implementing such conclusions.

Further Issues

     Uruguay may without the consent of the holders create and issue additional securities with the same terms and conditions as either of the bonds (or the same except for the amount of the first interest payment) so long as the additional securities are consolidated and form a single series with the outstanding bonds of the relevant series.

Notices

     All notices to holders will be published in the Financial Times in London. In addition, as long as the bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, Uruguay will publish all notices related to the bonds in English in a daily newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort. If at any time publication in either the Financial Times or the Luxemburger Wort is not practicable, Uruguay will publish notices in another daily newspaper with general circulation in London or Luxembourg, as applicable. Any notice so published shall be deemed to have been given on the date of its publication.

     Notices will also be mailed to holders at their registered addresses. So long as a clearing system, or its nominee or common custodian, is the registered holder of a bond represented by a global security or securities, each person owning a beneficial interest in a global security must rely on the procedures of that clearing system to receive notices provided to it. Each person owning a beneficial interest in a global security who is not a participant in a clearing system must rely on the procedures of the participant through which the person owns its interest in the global security to receive notices provided to the clearing system. Uruguay will consider mailed notice to have been given three Business Days after it has been sent.

Registration and Book-Entry System

     Global Bonds

     The bonds will be represented by interests in one or more permanent global securities in definitive fully registered form, without interest coupons attached, which will be registered in the name of a common depositary of Euroclear and Clearstream, Luxembourg and which will be deposited on or before the Closing Date with the common depositary for Euroclear and Clearstream, Luxembourg. Upon receipt of the global securities, the common depositary will credit the respective principal amounts of the bonds represented by such global securities to the accounts of Euroclear and Clearstream, Luxembourg. Financial institutions, acting as direct and indirect participants in either Euroclear or Clearstream, Luxembourg, will represent your beneficial interests in the global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of securities.

     If you wish to hold securities through the Euroclear or Clearstream, Luxembourg system, you must either be a direct participant in Euroclear or Clearstream, Luxembourg or hold through a direct participant in Euroclear or Clearstream, Luxembourg. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations that have accounts with Euroclear or Clearstream, Luxembourg. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with Euroclear or Clearstream, Luxembourg, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the Euroclear or Clearstream, Luxembourg system through direct participants.

     In sum, you may elect to hold your beneficial interests in a global bond:

•	through Euroclear or Clearstream, Luxembourg; or

•	through organizations that participate in such systems.

     As an owner of a beneficial interest in the global securities, you will generally not be considered the holder of any bonds under the indenture for the bonds.

     The laws of some jurisdictions require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a global security may be limited.

Certificated Securities

     Uruguay will issue securities in certificated form in exchange for interests in a global security only if:

•	the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary and Uruguay or Banco Central acting on Uruguay’s behalf does not appoint a successor depositary or clearing agency within 90 days;

•	Uruguay decides it no longer wishes to have all or part of the bonds represented by global securities; or

•	the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the bonds and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.

     If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may issue, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Uruguay and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

     If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

     Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of or interest on the securities.

     If Uruguay issues certificated securities listed on the Luxembourg Stock Exchange, it will appoint a paying and transfer agent in Luxembourg, where certificated bonds can be presented for payment and/or transfer. In the event of such an appointment, Uruguay will publish a notice confirming the name of the Luxembourg paying and transfer agent in the Luxemburger Wort. If publication in the Luxemburger Wort is not practicable, Uruguay will publish such notice in another daily newspaper with general circulation in Luxembourg.

CLEARANCE AND SETTLEMENT

     The information in this section reflects Uruguay’s understanding of the current rules and procedures of Euroclear and Clearstream, Luxembourg and their book-entry systems. Uruguay makes no representation or warranty with respect to this information. Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Uruguay or the trustee will be responsible for Euroclear’s or Clearstream, Luxembourg’s performance of its obligations under its rules and procedures, or for the performance by direct or indirect participants of its obligations under the rules and procedures of the clearance systems.

     Arrangements have been made with each of Euroclear and Clearstream, Luxembourg to facilitate initial issuance of the bonds. Transfers within Euroclear and Clearstream, Luxembourg will be in accordance with the usual rules and operating procedures of the relevant system.

The Clearing Systems

     Euroclear

     Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear participants include banks (including central banks), the dealer manager, other securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     Because the Euroclear Operator is a Belgian banking corporation, Euroclear is regulated and examined by the Belgian Banking Commission.

     Distributions with respect to bonds held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, to the extent received by the depositary for Euroclear.

     Clearstream, Luxembourg

     Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary.

     Clearstream, Luxembourg holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.

     Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg participants are financial institutions round the world, including the dealer manager, other securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to Clearstream, Luxembourg is also available to others that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant either directly or indirectly.

     Distributions with respect to bonds held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream, Luxembourg.

Initial Settlement

     Global Bonds

     Investors receiving interests in the global bonds must hold their bonds through Euroclear or Clearstream, Luxembourg accounts or through direct account holders and must follow the settlement procedures applicable to conventional Eurobonds in registered form. Interests in those global bonds will be credited to the securities custody accounts of Euroclear holders on the Business Day following the Closing Date against payment for value on the Closing Date and of Clearstream, Luxembourg holders on the Closing Date against payment in same-day funds.

Transfers Within and Between Euroclear and Clearstream, Luxembourg

     Trading Between Euroclear and/or Clearstream, Luxembourg Participants

     Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds.

TAXATION

     The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you acquire the bonds. This summary is based on laws, regulations, rulings and decisions now in effect in the United States, which may change. Any change could apply retroactively and could affect the continued validity of this summary. This discussion supplements, and to the extent that it differs, replaces the “Taxation” section contained in the accompanying prospectus.

     This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding bonds, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

United States Federal Income Tax Consequences

     This disclosure supplements and when inconsistent replaces the disclosure which appears in the accompanying prospectus.

     The following is a summary of certain United States federal income tax considerations that may be relevant to a beneficial owner of a bond that is a “United States person” as defined in the accompanying prospectus (a “United States holder”). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), regulations, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary deals only with United States holders that acquire the bonds pursuant to their original offering at their issue price and that will hold the bonds as capital assets (as defined in the Internal Revenue Code), and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold the bonds as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. dollar.

     As discussed herein, there is no definitive guidance regarding the treatment of the bonds for U.S. federal income tax purposes and, accordingly, such treatment is uncertain. United States holders are advised to consult their own tax advisors in determining the federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the bonds.

     General

     There are no regulations, published rulings or judicial decisions involving the treatment for U.S. federal income tax purposes of securities with terms substantially the same as the bonds. Uruguay intends to treat the bonds for United States federal income tax purposes as debt instruments under which a United States holder using the accrual method of tax accounting should accrue interest at 173/4% and then adjust the amount of interest taken into account when the interest coupon is fixed, and a United States holder using the cash method of tax accounting should report as ordinary income the amount of interest received when the interest coupon is paid. It is possible that the U.S. Internal Revenue Service (the “IRS”) will disagree with such treatment, in which case the tax consequences to United States holders could differ. See “Possible Alternative Treatment” below.

     Payments or Accruals of Interest

     Under the treatment described above, payments or accruals of interest coupons on a bond will be reportable by a United States holder as ordinary interest income at the time that the holder receives or accrues such amounts, in accordance with the holder’s regular method of tax accounting. Payments on the bonds are determined by reference to Uruguayan pesos and are made in U.S. dollars. A United States holder that uses a cash method of tax accounting will include interest as ordinary income when paid. A United States holder that uses an accrual method of tax accounting must accrue interest at the average exchange rate in effect during an interest accrual period. An accrual-basis United States holder will recognize foreign currency gain or loss on the receipt of an interest coupon if the exchange rate in effect on the date the payment is received differs from the exchange rate applicable to the previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the bond. Alternatively, an accrual-basis United States holder may elect to translate all interest income on the bonds at the spot rate on the last day of the accrual period or on the date that the holder receives the interest payment if that date is within five business days of the end of the accrual period. If a United States holder makes this election, the holder must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS.

     The Republic does not expect to issue the bonds with original issue discount. If the bonds are issued with original issue discount, a United States holder who invests in the bonds generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. A United States holder should be aware that if the holder invests in an original issue discount bond, the holder generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, regardless of the holder’s method of tax accounting and in advance of the receipt of cash attributable to that income.

     Purchase and Sale of Bonds; Installment Payments of Principal

     Generally, a United States holder’s initial tax basis in a bond will equal the cost of the bond to the holder. A United States holder’s tax basis will increase by any amounts that the holder is required to include in gross income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than interest coupons made on the bond, including the first semiannual installment payment of principal.

     When a United States holder sells or otherwise disposes of a bond, the holder generally will recognize gain or loss equal to the difference between the amount the holder realizes on the transaction (less any accrued interest, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and the holder’s adjusted tax basis in the bond. A United States holder generally will recognize gain or loss on each installment payment of principal equal to the difference between the amount of the installment payment and the allocable portion of the holder’s tax basis.

     Except as discussed below with respect to foreign currency gain or loss, the gain or loss that a United States holder recognizes on the sale or other disposition of, or the semiannual payment of principal on, a bond generally will be capital gain or loss. The gain or loss on the sale or other disposition of, or on the semiannual payment of principal on, a bond will be long-term capital gain or loss if the United States holder has held the bond for more than one year on the date of disposition. Net long-term capital gain recognized by an individual United States holder generally will be subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of United States holders to offset capital losses against ordinary income is limited.

     Notwithstanding the foregoing, the gain or loss that a United States holder recognizes on the sale or other disposition of, or the semiannual payment of principal on a bond, generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held the bond. This foreign currency gain or loss will not be treated as an adjustment to interest income that the holder receives on the bond.

     Possible Alternative Treatment

     Due to the absence of clear guidance as to the United States federal income tax treatment of the bonds, no assurance can be given that the IRS will accept, or that a court will uphold, the tax treatment described above. It is possible that the IRS could require United States holders to accrue interest at a rate that it considers reflects the yield that is reasonably expected on the bonds and that is higher than 17 3/4%, and to adjust the interest amount when the interest coupon is fixed. It is also possible that, if the IRS were to determine, based on all the facts and circumstances, that the treatment described under “General” above is unreasonable and a principal purpose for structuring the bonds was to achieve such treatment, the IRS could require that the bonds be taxed in a different manner in order to achieve what it considers to be a more reasonable treatment. For example, the IRS could require that accruals of income on the bonds be determined under the regulations generally applicable to debt instruments that provide for contingent payments (the “Contingent Payment Regulations”) or recently published proposed regulations specifically addressing the taxation of instruments like the bonds (the “Proposed Regulations”). Under the principles of the Proposed Regulations, which provide rules for applying the Contingent Payment Regulations to debt denominated in, or with payments determined by reference to, foreign currency, a United States holder would be required generally (i) to accrue interest in Uruguayan pesos at the yield at which the Republic would issue a fixed rate debt instrument denominated in Uruguayan pesos with no exchange rate protection and terms and conditions otherwise similar to those of the bonds, which yield may be higher than the actual yield on the bonds, (ii) to translate the interest accrued from Uruguayan pesos into United States dollars and account for foreign currency gain or loss on payments of interest and principal and (iii) to account for gain or loss arising from contingent payments and dispositions as prescribed in the Contingent Payment Regulations. In such event, the timing of a United States holder’s income with respect to the bonds would differ from that described above and any income or gain with respect to the bonds could be treated as ordinary income and not capital gain. It is not clear whether or in what manner the IRS would exercise this authority and, accordingly, United States holders are advised to consult their own tax advisors regarding the U.S. federal income tax treatment of the bonds.

Information Reporting and Backup Withholding

     The paying agent must file information returns with the IRS in connection with bond payments made to certain United States holders. A United States holder generally will not be subject to United States backup withholding tax on such payments if such holder provides such holder’s taxpayer identification number. A United States holder may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale or other disposition of the bonds.

European Union Savings Directive

     On June 3, 2003, the Council of the European Union adopted a directive on the taxation of savings income. Pursuant to the directive, each member state of the European Union will be required, subject to a number of important conditions being met, to provide to the tax authorities of the other member states information regarding payments of interest (or other similar income) paid by persons within its jurisdiction to or for the benefit of individual residents of such other member states, except that for a transitional period Belgium, Luxembourg, and Austria may instead operate a withholding system in relation to such payments until such time as (among other things) the European Union is able to enter into satisfactory information exchange agreements with several non-European Union countries. It is expected that the directive will take effect from July 1, 2005.

PLAN OF DISTRIBUTION

     Subject to the terms and conditions stated in the underwriting agreement dated July 28, 2004, Citigroup Global Markets Inc. and ABN AMRO Incorporated have agreed to purchase, and Uruguay has agreed to sell to the underwriters Ps.6,254,500,000 aggregate nominal principal amount of the bonds.

     The underwriters have advised Uruguay that they propose initially to offer the bonds to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at the price less a concession not in excess of 0.20% of the principal amount of the bonds. After the initial public offering, the public offering price and concession may be changed.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and Uruguay has agreed to sell to that underwriter, the principal amount of bonds set forth opposite the underwriter’s name.

Underwriter	Principal Amount
Citigroup Global Markets Inc.	Ps.	3,127,250,000
ABN AMRO Incorporated		3,127,250,000
Total	Ps.	6,254,500,000

     The underwriting agreement provides that the obligations of the underwriters to purchase the bonds included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the bonds if they purchase any of the bonds.

     The following table indicates the underwriting discounts and commissions that Uruguay is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the bonds).

Paid by Uruguay
Per bond	0.60%

     In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell bonds in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of bonds in excess of the principal amount of bonds to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of bonds made for the purpose of preventing or retarding a decline in the market price of the bonds while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases bonds originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the bonds. They may also cause the price of the bonds to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     United Kingdom Stabilization - In connection with this issue, Citigroup Global Markets Inc. or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on Citigroup Global Markets Inc. or any agent of Citigroup Global Markets Inc. to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

     Each underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of any bonds in circumstances in which Section 21(1) of the FSMA does not apply to Uruguay; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.

     Uruguay estimates that its total expenses for this offering will be approximately US$150,000.

     Concurrently with this offering, the underwriters or their affiliates are underwriting the Concurrent Transaction in Uruguay, in an offering, which is not registered under the Act. See “Summary – Concurrent Transaction.”

     The underwriters have performed investment banking and advisory services for Uruguay from time to time, for which they have received customary fees and expenses. The underwriters may engage in transactions with and perform services for Uruguay in the ordinary course of its business. Affiliates of Citigroup Global Markets Inc. and ABN AMRO Incorporated hold Letras de Tesorería and may participate in the Concurrent Transaction with such Letras de Tesorería.

     In compliance with NASD guidelines, the maximum compensation to the underwriters or agents in connection with the sale of the notes pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total offering price to the public of the notes as set forth on the cover page of this prospectus supplement.

     Uruguay has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

     The bonds are offered for sale in the United States and other jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the bonds in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

     The underwriters have agreed that they have not offered, sold or delivered, and they will not offer, sell or deliver any of the bonds, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the bonds, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on Uruguay except as set forth in the underwriting agreement.

     Neither Uruguay nor the underwriters have represented that the bonds may be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption, or assumes any responsibility for facilitating these sales.

FORWARD-LOOKING STATEMENTS

     The following documents relating to Uruguay’s securities offered by this prospectus may contain forward-looking statements:

•	the prospectus and this prospectus supplement; and

•	any amendment or supplement hereto.

     Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Uruguay undertakes no obligation to update any of them in light of new information or future events.

     Forward-looking statements involve inherent risks and uncertainties. Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this prospectus supplement identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners. Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures. Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility and a further deterioration in the health of the domestic banking system. These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves; and

•	other adverse factors, such as climatic or political events, a further deterioration in the economic position of neighboring countries and international hostilities.

GENERAL INFORMATION

Due Authorization

     Uruguay has authorized the creation and issue of the bonds pursuant to Decree No. 258/004, dated July 21, 2004 of the Executive Power of the Republic of Uruguay and Resolution D/1165/2004, dated July 23, 2004, of Banco Central.

Litigation

     Neither Uruguay nor any Uruguayan governmental agency is involved in any litigation or arbitration or administrative proceedings relating to claims or amounts that are material in the context of the offer or issue of the bonds and that would materially and adversely affect Uruguay’s ability to meet its obligations under the bonds and the indenture with respect to the bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Uruguay is aware, threatened.

Listing and Listing Agent; Luxembourg Exchange Agent

     Application has been made to list the bonds on the Luxembourg Stock Exchange. The Luxembourg listing agent is Dexia Banque Internationale à Luxembourg, 69 Route d’Esch, L-2953 Luxembourg. Copies of Uruguay’s

Registration Statement, including the prospectus, the indenture and the forms of the bonds, may be inspected during normal business hours on any day except Saturday, Sunday and public holidays, at the offices of the Luxembourg listing agent as long as the bonds are listed on the Luxembourg Stock Exchange.

     Uruguay has not appointed a Luxembourg paying and transfer agent for the bonds. If Uruguay were to issue bonds in certificated form in the limited circumstances described in the prospectus, Uruguay will appoint such an agent in Luxembourg, where certificated bonds could be presented for payment and/or transfer. In the event of such an appointment, and if the rules of the Luxembourg Stock Exchange so require, a notice confirming the name of the Luxembourg paying and transfer agent will be published in English in a daily newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort. If publication in the Luxemburger Wort is not practicable, Uruguay will publish such notice in another daily newspaper with general circulation in Luxembourg. Pending the appointment of a Luxembourg paying or transfer agent, Dexia Banque Internationale à Luxembourg, the Luxembourg listing agent for the bonds, will act as intermediary in Luxembourg between you and Uruguay.

Where You Can Find More Information

     Uruguay has filed a Registration Statement with the SEC. You may request copies of this document, including all amendments thereto and its various exhibits, free of charge, by contacting the Office of the Representative of the Ministry of Economy and Finance of the Republic of Uruguay, 1025 Connecticut Ave, N.W. Suite 902, Washington, D.C. 20036, United States.

     Each additional amendment to the Registration Statement that Uruguay files with the SEC after the date of this prospectus supplement but before the end of the offering of the bonds is considered part of and incorporated by reference in this prospectus supplement. You can request copies of these documents and the offer, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Any filings that Uruguay makes electronically are available to the public over the Internet at the SEC’s website (http://www.sec.gov). You may call the SEC at 1-800-SEC-0330 for further information. You may obtain a copy of all those documents, free of charge, at the office of the listing agent and any paying and transfer agent in Luxembourg.

     You may inspect copies of the indenture and the form of the bonds during normal business hours on any weekday (except public holidays) at the offices of the trustee.

     Clearing

     The bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The codes are:

ISIN	Common Code
XS0198063835	019806383

PROSPECTUS

República Oriental del Uruguay

acting through Banco Central del Uruguay as its Financial Agent

Debt Securities
and/or
Warrants to Purchase Debt Securities

     Uruguay may from time to time offer and sell its securities in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. Uruguay may offer debt securities in exchange for other debt securities or that are convertible into new debt securities. Uruguay may offer securities having an aggregate principal amount of up to US$1,976,338,700 in the United States. The securities will be direct, general and unconditional public foreign debt of Uruguay and will rank equal in right of payment among themselves and with all other unsecured and unsubordinated foreign debt of Uruguay.

     Uruguay may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

     The trust indenture described in this prospectus contains collective action clauses with provisions regarding future modifications to the terms of debt securities issued thereunder that are described herein beginning on page 87. Under these provisions, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all affected series and 66-2/3% in aggregate principal amount outstanding of each affected series.

     You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of those documents.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 28, 2004.

ABOUT THIS PROSPECTUS

     This prospectus provides a general description of the securities Uruguay may offer under the “shelf” registration statement it has filed with the Securities and Exchange Commission (the “SEC”). Each time Uruguay sells some of these securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

     This prospectus is based on information that is publicly available or that Uruguay has supplied, unless otherwise expressly stated. Uruguay confirms that:

•	the information contained in this prospectus is true and correct in all material respects and is not misleading as of its date;

•	it has not omitted facts, the omission of which makes this prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus and will provide in any prospectus supplement.

FORWARD-LOOKING STATEMENTS

     The following documents relating to Uruguay’s securities offered by this prospectus may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	any pricing supplement to a prospectus supplement.

     Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Uruguay undertakes no obligation to update any of them in light of new information or future events.

     Forward-looking statements involve inherent risks and uncertainties. Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this prospectus identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners. Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures. Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility and a further deterioration in the health of the domestic banking system. These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves; and

•	other adverse factors, such as climatic or political events, a further deterioration in the economic position of neighboring countries and international hostilities.

DATA DISSEMINATION

     On February 18, 2004, Uruguay became the 56th subscriber to the IMF’s Special Data Dissemination Standard or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For Uruguay, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. Neither the Government nor any dealers, agents or underwriters acting on behalf of Uruguay in connection with the offer and sale of securities as contemplated in this prospectus accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement, Uruguay will use the net proceeds from the sale of securities for the general purposes of the government of Uruguay, including but not limited to the refinancing, repurchase or retirement of domestic and external indebtedness of the government. Uruguay may also issue securities to be offered in exchange for any of its outstanding securities.

CERTAIN DEFINED TERMS AND CONVENTIONS

Certain Defined Terms

     All references in this prospectus to the “government” are to the government of Uruguay and references to the “central government” are to the central government of Uruguay (which includes governmental agencies and subdivisions and excludes financial and non-financial public sector institutions). All references in this prospectus to the “consolidated public sector” are to the central government and financial and non-financial public sector institutions, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario.

     The terms set forth below have the following meanings for the purposes of this prospectus:

•	Gross domestic product, or GDP, means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures GDP based on 1983 prices to eliminate distortions introduced by changes in relative prices.

•	Imports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon entry of goods into Uruguay on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of balance of payments, statistics collected on a free on board basis at a given departure location (referred to as FOB basis).

•	Exports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon departure of goods from Uruguay on a free on board, or FOB, basis and (2) for purposes of balance of payments, statistics collected on a free on board, or FOB, basis.

•	Rate of inflation or inflation rate is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the later December against the indices for the prior December.

Currency of Presentation

     Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars (“U.S. dollars”, “dollars” and “US$”) or pesos (“pesos,” “Uruguayan pesos” and “Ps.”) at historical annual average exchange rates. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars or yen (or dollars to yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars or yen at any particular rate or at all.

     The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.

Presentation of Financial Information

     All annual information presented in this prospectus is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

     Uruguay’s official financial and economic statistics are subject to a review process by Banco Central and the Uruguay National Statistics Institute. Accordingly, the financial and economic information in this prospectus may be subsequently adjusted or revised. Certain of the information and data contained in this prospectus for 2001, 2002, 2003 and for any period of and as of any date in 2004 is preliminary, and subject to further adjustment or revision. The government believes that this process is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, although it cannot assure you that material changes will not be made.

SELECTED ECONOMIC INFORMATION

	1999		2000		2001		2002(1)		2003(1)
	(in millions of US$, except as otherwise indicated)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	20,923	US$	20,093	US$	18,568	US$	12,300	US$	11,203
Real GDP (in thousands of constant 1983 pesos)(2)	Ps	.290,791	Ps	.286,600	Ps	.276,898	Ps	.246,351	Ps	.252,506
% change from prior year		(2.8)%		(1.4)%		(3.4)%		(11.0)%		2.5%
Consumer price index or CPI (annual rate of change)		4.2%		5.1%		3.6%		25.9%		10.2%
Wholesale price index or WPI (annual rate of change)		(0.3)%		9.5%		3.8%		64.6%		20.5%
Unemployment rate (annual average)		11.3%		13.6%		15.3%		17.0%		16.9%
Balance of payments(3)
Trade balance		(895.4)		(927.0)		(775.0)		48.0		182.0
Current account		(502.0)		(566.0)		(488.0)		322.0		52.0
Capital and financial account net		362.0		772.0		507.0		(324.0)		158.0
Errors and omissions(4)		151.0		17		258.0		(2,326.0)		1,171.0
Overall balance of payments excluding impact of gold valuation adjustment		11.0		222.0		278.0		(2,328.0)		1,380.0
Change in Banco Central international reserve assets (period end)		11.0		222.0		278.0		(2,328.0)		1,380.0
Banco Central international reserve assets (period end)(5)		2,605.9		2,823.0		3,100.0		772.0		2,087.0 (6)
PUBLIC FINANCE
Central Government revenue		4,056.0		3,823.0		3,668.0		2,483.0		2,286.2
Central Government expenditure		4,850.0		4,631.0		4,482.0		3,059.0		2,781.1
Central Government surplus (deficit)		(794.0)		(809.0)		(814.0)		(576.0)		(494.9)
Overall public sector surplus (deficit)(6)		(757.0)		(755.0)		(737.0)		(505.4)		(358.7)
PUBLIC DEBT
Consolidated public sector foreign currency- denominated debt
Debt with non-residents		5,591.0		6,092.0		5,829.0		8,299.0		9,558.0
Debt with residents		2,935.0		3,040.0		4,244.0		3,087.0		2,561.0
Total		8,526.0		9,132.0		10,072.0		11,386.0		12,119.0
As a % of GDP		40.7%		45.4%		54.3%		92.4%		108.4%
Consolidated public sector debt service
Amortizations		549.0		372.0		675.0		525.0		758.0
Interest payments		379.0		395.0		355.0		376.0		391.0
Total		928.0		767.0		1,030.0		901.0		1,149.0
As a % of exports of goods and services		26.7%		21.0%		31.6%		33.5%		37.7%

(1)	Preliminary data.
(2)	Data for 2002 and 2003 subject to revision by Banco Central.
(3)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fifth Edition, for 1999 and subsequent years.
(4)	Constitutes a residual item which is periodically revised as additional information regarding the current and capital accounts becomes available.
(5)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year. Data for 2002 and 2003 does not include US$507.5 million and US$224.1 million held in the Fondo de Estabilidad del Sistema Bancario, or FESB, as of December 31, 2002 and 2003, respectively.
(6)	This amount includes US$1,044.4 million of reserves and voluntary deposits of the Unguayan banking system, including US$495.2 million of Banco de la República.
(7)	Local governments not included.
Source: Banco Central.

REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

     Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.

     Uruguay’s population of approximately 3.4 million is primarily of European origin and has a literacy rate of 98%. Approximately 89% of the population lives in urban areas and about 42% of the population resides in the Montevideo metropolitan area. According to the most recent national census, the population growth rate averaged 0.6% per year for the period from 1985 to 1996, and is the lowest in South America.

     Uruguay is generally considered a middle-income developing country. The following table sets forth comparative GNP figures and selected other comparative statistics for the years indicated.

	Uruguay		Mexico		Brazil		Chile		Venezuela		United States
Per capita GNI	US$	4,340	US$	5,920	US$	2,830	US$	4,250	US$	4,080	US$	35,400
PPP GNI per capita(1)	US$	7,710	US$	8,800	US$	7,450	US$	9,420	US$	5,220	US$	36,110
Life expectancy at birth(2)		75		74		69		76		74		77
Adult illiteracy rate(3)		2.3%		8.3%		12.3%		4.3%		6.9%		n.a.
Infant mortality per 1000 live births(2)		14		24		33		10		19		7

n.a. = not available.
(1)	2002 data. Current US$, adjusted for purchasing power parity.
(2)	2002 data.
(3)	2002 data. Ages 15 and older.
Source: World Development Indicators 2004.

Constitution, Government and Political Parties

     Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 1996, provides for a presidential system of government composed of three branches: executive, legislative, and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-year terms by the Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over a number of public sector matters.

     Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930’s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress, and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.

     Since the presidential elections of 1984, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, have alternated holding the presidential office. Although the Partido Colorado and the Partido Nacional have historically dominated Uruguay’s political system, in recent years a third party, the Frente Amplio, has gained increasing electoral support. Each party is composed of multiple political factions, typically with different political orientations, but without strong ideological differences.

     Uruguay held the first round of the most recent Presidential elections in October 1999, in which the Frente Amplio candidate obtained 40% of votes cast, followed by the Partido Colorado candidate with 33% of votes cast and the Partido Nacional candidate with 22% of votes cast. As no candidate obtained a simple majority, a run-off election between the two leading presidential candidates was held in November 1999, in which Jorge Batlle Ibañez of the Partido Colorado obtained a majority of the votes with the support of a coalition of the Partido Colorado and the Partido Nacional. On March 1, 2000, Mr. Batlle Ibañez assumed the presidency of Uruguay, succeeding Julio María Sanguinetti, also of the Partido Colorado.

     The Partido Colorado and the Partido Nacional, which were formed in the 1830s, are both market-oriented and favor trade liberalization and reducing the government’s role in the economy, although some factions within each of those parties favor moderate trade protection and some degree of government intervention. Traditionally, the Partido Nacional has had a strong rural constituency, while the Partido Colorado has drawn most of its support from urban areas. The Frente Amplio, which was formed in 1971 uniting, among others, the Christian Democratic, Socialist and Communist parties, advocates a moderate social welfare platform. Each of the Partido Colorado and the Partido Nacional currently controls the governments of five and 13 Uruguayan departments, respectively. The Frente Amplio has controlled the government of the city of Montevideo, Uruguay’s capital city, since 1990. In the most recent local elections held in May 2000, the Frente Amplio retained control of the government of the city of Montevideo with approximately 58% of the votes cast. In its governance of the city of Montevideo, the Frente Amplio has not differed substantially from the market-oriented policies of the national government. A fourth political party, the Nuevo Espacio, is a center-left group which split from the Frente Amplio prior to the elections held in 1989.

     The Congressional representation of each of the four parties since the most recent elections in October 1999 has been as follows:

	Senate		Chamber of Deputies
	Seats	%	Seats	%
Partido Colorado	11	35%	33	33%
Partido Nacional	7	23%	22	22%
Frente Amplio	12	39%	40	40%
Nuevo Espacio	1	3%	4	5%

Total	31	100%	99	100%

     The Partido Colorado does not control a majority of either house of Congress. During the first two years of the Batlle Administration, the coalition of the Partido Colorado with the Partido Nacional facilitated the approval of several legislative initiatives and austerity measures proposed by the government to deal with the economic crisis. Although the coalition suffered a serious setback in November 2002, when five cabinet members belonging to the Partido Nacional withdrew from the government, the Partido Nacional has continued to cooperate with the Partido Colorado in Congress. The

Frente Amplio and smaller leftist parties have questioned certain austerity measures introduced by the government and have maintained substantial levels of popular support. They have also opposed certain measures designed to increase the participation of the private sector in areas reserved to state-owned companies, such as ANCEL and ANCAP.

     2004 Presidential Election

     The next presidential election is scheduled for October 31, 2004. On June 27, 2004, political parties held primary elections to select their candidates for the approaching presidential election. Approximately 46% of the electorate turned out to vote in the primary elections, selecting candidates for the three primary political parties, out of ten candidates participating in the contest. Participants in the Frente Amplio primary election, which accounted for 43% of all votes cast in the primary elections, designated its unopposed candidate, a former Montevideo mayor Dr. Tabaré Vazquez. Participants in the Partido Nacional primary election accounted for 41% of the votes cast in the primary elections, split nearly two to one between Senator Jorge Larrañaga, leader of the party’s Alianza Nacional faction, and former President Luis Alberto Lacalle, leader of the Herrerista faction. Participants in the Partido Colorado primary election accounted for only 15% of the votes cast in the primary elections; its candidate in the national election will be former Interior Minister Guillermo Stirling. The Partido Colorado’s poor showing in the primary reflects the recent struggles of the current administration of President Battle, largely as a result of Uruguay’s 2002 economic crisis and near collapse of the banking system. The three candidates named their running mates in the days following the primary election.

     Since 1984, Uruguay’s political transitions after presidential elections have not entailed major economic disruptions. This can be attributed in part to the fact that both of the historically dominant political parties, the Partido Nacional and the Partido Colorado, have supported broadly similar economic policies. All presidential candidates in the 2004 election have stressed the need to address income distribution and poverty alleviation, which have been aggravated by the 2002 economic crisis. The growing popularity of the Frente Amplio, which has indicated an intention to reverse certain of the market-oriented liberalization policies promoted by recent administrations and to increase the government’s role in the economy, creates some uncertainty as to the impact of the 2004 presidential elections on Uruguay’s economy. The current economic program with the IMF, Uruguay’s largest individual creditor, expires in March 2005. One of the first priorities for the next administration will be to discuss with the IMF the terms of Uruguay’s economic program going forward, including the refinancing of Uruguay’s maturities with international financial institutions coming due in 2005 and 2006, which total approximately US$1.3 billion and US$1.2 billion, respectively.

Foreign Policy and Membership in International and Regional Organizations

     Uruguay has had no significant regional or international conflicts in recent years. This has allowed the Republic to focus its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 137 countries and is a member of 105 international organizations, including:

•	the United Nations (founding member), including many of its specialized agencies;

•	the Organization of American States;

•	the World Trade Organization;

•	the International Monetary Fund or the IMF;

•	the International Bank for Reconstruction and Development or the World Bank;

•	the International Finance Corporation;

•	the Multilateral Investment Guaranty Agency;

•	the International Centre for Settlement of Investment Disputes;

•	the Inter-American Development Bank or the IADB;

•	the Inter-American Investment Corporation; and

•	the Corporación Andina de Fomento.

     Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country for the Latin American Integration Association, a regional external trade association that includes ten South American countries in addition to Mexico and Cuba since its creation in 1960.

     In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Mercosur Treaty. Under the Mercosur Treaty, these four countries originally pledged:

(1)	to create a full common market in goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2)	to establish common external tariffs for trade with non-members.

     In December 1994, the four members of Mercosur signed an agreement establishing January 1, 1995 as the deadline for the implementation of a common external tariff intended to transform the region into a customs union. However, because each member country was permitted a list of 299 exceptions (399 in the case of Paraguay) to the common external tariff, which were scheduled to be gradually eliminated by the year 2006, the full implementation of a customs union has been deferred.

     The Mercosur Treaty also contemplated that commercial agreements with other trading partners would be negotiated by Mercosur and not by the members separately. In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade between them. In 1996, Chile and Bolivia agreed to participate in the Mercosur arrangements pursuant to separate free trade agreements. On April 5, 2004, the Andean Community (a customs union among Venezuela, Ecuador, Colombia, Peru and Bolivia) concluded a free trade agreement with Mercosur. The agreement, which was originally agreed to in principle at a summit of the two trading blocs in July 2003, resulted in the creation of a South American free trade area. Mercosur and the European Union are currently engaged in the negotiation of a free trade agreement. While the parties have made progress in several areas, Mercosur has conditioned the agreement upon the European Union making significant concessions with respect to trade in agricultural products and the EU’s common agricultural policy, at least insofar as it impacts Mercosur. Mercosur and the United States continue to negotiate the hemisphere-wide Free-Trade of the Americas Agreement (FTAA), which was initially expected to be signed in 2005, pursuant to the 1991 “Four Plus One” Agreement. The negotiations have revealed important differences between the parties, and there can be no assurance that an agreement will be reached within the timetable originally contemplated. Separately, Uruguay has begun bilateral negotiations with the United States on a treaty to expand bilateral investment ties.

     On May 19, 2004, the Uruguayan Congress unanimously approved a free trade agreement between Mexico and Uruguay, which took effect on July 15, 2004. The agreement removes tariffs with respect to approximately 93% of the goods and services traded between the countries.

     Following the devaluation of the Brazilian currency in 1999, significant trade imbalances among Mercosur countries developed. These imbalances prompted discussions and negotiations which led to an understanding in December 2000 with respect to the setting of common macroeconomic targets intended to cause the national economies to converge. This understanding included common goals with respect to inflation, fiscal deficit, and public debt. However, in March 2001 Argentina unilaterally increased import tariffs on consumer goods to 35% and eliminated import tariffs on all capital goods, in each case for non-Mercosur products and on a transitional basis. In June 2001, Argentina modified its foreign exchange regime to subsidize exports and tax imports. In December 2001, Paraguay imposed a 10% duty on imports. In response to the imbalances created within Mercosur in 2001, in June 2001 Uruguay imposed a 1.9% duty on imports (other than capital goods) from all countries, in addition to any existing tariffs, and granted exporters additional tax reimbursements to improve their competitiveness.

     The devaluation of the Argentine peso in January 2002 and other measures taken by the Argentine government brought Argentina’s foreign trade to a virtual standstill in the first quarter of 2002. The Argentine crisis adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay cannot fully assess the long-term implications of the Argentine crisis for Mercosur. Uruguay continues to support the long term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to export markets by Uruguayan products.

THE ECONOMY

History and Background

     From the 1930’s through the mid-1970’s, Uruguay followed an import substitution policy coupled with extensive intervention by the government in the economic affairs of the country. The government imposed pervasive controls over domestic goods and financial markets in the form of high tariffs, quantitative trade barriers, price controls, subsidies, and exchange and interest rate restrictions. The government also controlled important areas of the economy, such as communications, railways, air traffic and oil refining and distribution, and developed a comprehensive social security system. Although the economy continued to grow, particularly between 1945 and 1955, the government’s import substitution policy and market controls ultimately distorted the allocation of resources, contributing to inflation and the stagnation of the Uruguayan economy during the second half of the period.

     In the mid-1970’s, in response to its poor economic performance, which was aggravated by a worldwide recession, Uruguay launched a series of reforms designed to reduce the government’s role in the economy, increase efficiency and reduce inflation. The government substantially reduced import quotas, price controls and subsidies. It eliminated certain personal income taxes and increased the emphasis on indirect taxation by expanding the coverage of value-added taxes. Most important, the government liberalized international financial transactions. Beginning in 1974, Uruguayan residents were permitted to hold foreign assets without restriction and exchange controls were eliminated, in effect making the peso a fully convertible currency. Free repatriation of profits and capital from Uruguay was instituted shortly thereafter.

     In response to the liberalization policies pursued from 1975 to 1980, Uruguay’s economy grew at an average annual rate of 4.5% for the period. Rapid growth, however, was accompanied by double-digit inflation. Uruguay’s exchange rate management, which set the monthly rate of devaluation of the Uruguayan peso with respect to the U.S. dollar in accordance with inflation differentials between Uruguay and its main trading partners, contributed to the persistence of high and variable monthly inflation rates. Seeking to reduce inflation, in October 1978 the government abandoned its passive crawling peg policy and introduced an “active” crawling peg policy. This policy consisted of pre-announced exchange rates for a period of six months, which were set at a decreasing rate of devaluation. A surge in private bank lending led to an increase in aggregate demand and to even greater inflation rates, which resulted in the overvaluation of the Uruguayan currency. The overvaluation of the peso and the debt overhang, coupled with a number of negative external developments (including the 1979 oil crisis, rising international interest rates, reduced external demand resulting from the worldwide recession and economic adjustments in Brazil and Argentina), led to loss of confidence in the sustainability of Uruguay’s exchange rate policy. This loss of confidence, given the openness of Uruguay’s financial markets, resulted in massive capital flight.

     In November 1982, the government abandoned its system of fixed and pre-announced devaluations and allowed the peso to float, prompting a further peso-to-U.S. dollar depreciation of over 140% in the period between November 1982 and March 1983. This depreciation increased the local currency value of U.S. dollar-denominated liabilities, further worsening the position of debtors (many of whose loans were denominated in U.S. dollars), and increasing the number of non-performing assets of the banking system. The increase in the non-performing assets of the banking system in turn resulted in the failure of many private banks and their de facto nationalization by the government. To improve the condition of the banking system, Banco Central purchased a significant portion of the banks’ non-performing loan portfolios, resulting in heavy losses to Banco Central and aggravating the overall deterioration of the public sector’s fiscal accounts. The consolidated public sector deficit (which includes the central government, Banco Central and the non-financial public sector) reached 12.2% of GDP in 1983. The deficit of Banco Central alone (including assistance provided to the state mortgage bank, Banco Hipotecario), was 8.1% of GDP.

     A severe recession followed this financial crisis, with real GDP falling by 16.0% in the 1982–1984 period. Moreover, heavy public sector borrowing, the rise in international interest rates and the global economic slowdown during the period resulted in a deterioration of Uruguay’s external debt situation. In 1982, Uruguay’s ratios of external indebtedness were relatively low: its external debt-to-GDP ratio was 45% and its external debt service-to-exports ratio was 50%. By 1985, its external debt-to-GDP ratio had risen to 104% and external debt service-to-exports ratio had reached 70%. Notwithstanding the size of Uruguay’s external debt, the Republic maintained its long-standing tradition of prompt debt service throughout the 1980’s. The country did, however, negotiate a rescheduling of its maturing debt obligations to commercial bank creditors three times during the 1980’s and a debt restructuring within the framework of the Brady Plan in 1991. For more information, see “Public Sector Debt—Debt Service and Debt Restructuring.”

     A modest economic recovery began in 1985, when real GDP grew by 1.5%. In the following two years, a strong recovery in investment fueled by lower interest rates resulted in real growth rates of 8.9% in 1986 and 7.9% in 1987. During 1988 and 1989, however, Uruguay’s real GDP growth slowed to an annual average of 0.6% due to limits in the operating capacity of the manufacturing sector, a severe drought from late 1988 through 1989 and the adverse impact of the hyperinflation affecting the economies of Argentina and Brazil at the time.

     In the early 1990’s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.

     The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation that began in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994.

     Uruguay’s economy recovered with real GDP growth of 5.6% in 1996 and 5.0% in 1997. This improvement was mainly a result of the increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. Improvement continued in 1998 with real GDP growth of 4.5%. Domestic private consumption increased slightly as a percentage of GDP in 1998, although it remained below 1994 levels. Gross fixed investment also increased as a percentage of GDP in 1998, slightly above 1994 levels. The rate of gross domestic savings as a percentage of GDP increased in 1998, compared to 1997, 1996 and 1995. For the period from 1994 to 1998, private gross fixed investment grew faster than GDP (except in 1994), increasing at an average annual rate of 10.5% from 1994 to 1998. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.

     Since 1999, a series of external factors, which culminated in Argentina’s economic debacle in 2002, have had material adverse consequences for Uruguay’s economy. The severity of Argentina’s crisis in 2002 and its consequences for Uruguay, the rest of the region and the international financial markets exceeded the expectations of the Uruguayan authorities.

     During 1999, Uruguay’s economy was adversely affected by:

•	the devaluation of the Brazilian currency and the resulting loss of competitiveness of Uruguay’s export products to the Brazilian market;

•	a strong recession in Argentina, which caused a contraction in Argentine demand for Uruguay’s products and tourism-related services;

•	declining international prices for several of Uruguay’s commodity exports;

•	an increase in the price of oil and derivative products;

•	the appreciation of the U.S. dollar (to which the Uruguayan peso was linked) against the Euro and other currencies, which caused Uruguay’s export products to become less competitive in several of its traditional export markets;

•	increases in international interest rates; and

•	a severe drought in the second half of 1999 that adversely affected the agricultural and related sectors.

     As a result of these circumstances, in 1999 real GDP decreased by 2.8%. Domestic private consumption declined 1.5% and private gross fixed investment fell by 14.0%. Exports of Uruguayan goods and services also declined by 7.4%. The recession affected most sectors of the economy. The consolidated public sector deficit expanded from 0.9% of GDP in 1998 to 3.6% of GDP in 1999, reflecting a decrease in public sector revenues (including social security revenues) and certain increases in public sector spending, as the government undertook a number of infrastructure projects to mitigate the impact of the recession.

     During 2000, most of the adverse conditions that caused real GDP to contract in 1999 continued, including high oil prices, a strong U.S. dollar, recession in Argentina and increases in international interest rates. Heavy rains in the last quarter of 1999 also adversely affected the agricultural sector. Nevertheless, the economy declined less than in 1999; real GDP declined by 1.4% in 2000, compared to a contraction of 2.8% in 1999. During 2000, domestic private consumption decreased by 1.6%, private fixed investment declined 14.5%, and government consumption contracted by 0.3%. Inflation for 2000, as measured by the CPI, reached 5.1%, reflecting the impact of increasing international oil prices on the Uruguayan economy. The peso depreciated 7.8% with respect to the U.S. dollar. Public sector finances also deteriorated further in 2000. The consolidated public sector deficit reached 3.8% of GDP, as public sector revenues contracted at a faster pace than public sector expenditures.

     Adverse external factors continued through 2001. Argentina’s third year of recession and the slowdown in the rate of economic growth of industrialized nations adversely affected Uruguay’s economy. Real GDP contracted by 3.4%. Virtually all sectors of the economy experienced the impact of the recession, with government and private consumption and fixed investments all contracting for a second consecutive year. The recession adversely affected public sector revenues, and the measures taken by the government to reduce expenditures were insufficient to prevent a further deterioration of public sector finances. The consolidated public sector deficit for 2001 reached 3.9% of GDP, compared to a deficit of 3.8% of GDP for 2000. Argentina adjusted its foreign exchange regime in June 2001 to increase the competitiveness of Argentine industries by subsidizing exports with reimbursements, and taxing imports. This decision adversely affected Uruguay’s exports. On June 19, 2001, Banco Central adjusted the rate of devaluation of the Uruguayan peso from 0.6% to 1.2% per month through December 31, 2001 and widened the band of fluctuation for the peso to U.S. dollar exchange rate from 3% to 6%. In spite of these adjustments, domestic inflation for 2001, as measured by the CPI, remained at 3.6%, and the peso depreciated 13.0% with respect to the U.S. dollar. Foreign trade also deteriorated in 2001, with exports contracting by 10.5% (measured in U.S. dollars) and 7.7% in real terms, and imports contracting by 11.7% (measured in U.S. dollars) and 8.8% in real terms, with respect to 2000. Nevertheless, the continued recession did not seem to undermine confidence in Uruguay’s banking system, which attracted deposits from residents and non-residents, particularly as volatility in other countries in the region increased. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and 91.3% of total deposits held in the private banking system were denominated in foreign currencies (principally the U.S. dollar).

     2002 Economic Crisis and 2003 Developments

     On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures caused a sharp rise in social discontent, ultimately triggering public protests and outbreaks of violence. President de la Rúa resigned on December 20, 2001, and was succeeded by a series of interim presidents. On December 23, 2001, the Argentine government announced its decision to default on Argentina’s foreign debt. The Argentine government undertook during 2002 a number of far-reaching initiatives, including a mandatory conversion of foreign-currency denominated debts and bank deposits into Argentine pesos and the devaluation of the Argentine peso. Argentina suffered significant economic, political and social deterioration during 2002. In addition to the government, a significant portion of the country’s large corporate debtors defaulted on all or a substantial part of their financial liabilities. As of October 2002, unemployment rates stood at approximately 23%. The cumulative change in the Argentine wholesale price index for December 2001 through January 2003 was an increase of 119.09%. From December 2001 through January 31, 2003, the Argentine peso depreciated by approximately 221%.

     Banking System

     In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 10.8%. Uruguay’s banking system confronted its worst crisis since the 1982-83 crisis. At December 31, 2002, total U.S. dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7,317 million (of which US$2,386 million were of non-residents), compared to US$14,246 million as of December 31, 2001 (of which US$6,592 million were of non-residents). The crisis in Argentina had a negative effect on Uruguay’s banking system. Initially, the increase in deposit withdrawals affected primarily Banco de Galicia Uruguay or BGU and Banco Comercial, the country’s two largest private banks, both affiliated with Argentine banks. Banco Central took control of BGU on February 13, 2002, and instituted a suspension of its operations. Banco Comercial was affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25% of the bank’s equity and replaced management.

     The deposit outflow spread through the rest of Uruguay’s financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. April 2002 initially showed a decrease in the level of withdrawals, but the positive trend reversed itself during the last week of the month, following the announcement of a new bank holiday in Argentina. While deposit withdrawals decreased somewhat, amounts withdrawn in May 2002 totaled approximately US$1,553 million.

     The wave of deposit withdrawals continued in June 2002. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management. Although the government received approximately US$500 million from the IMF on June 29, 2002, confidence in the Uruguayan financial system continued to erode.

     The liquidity assistance provided by the authorities to domestic banks to help stem the run on deposits failed to restore confidence. Between June 1 and July 30, 2002, total deposits with the financial system decreased by US$2,206 million. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately lasted for four business days). The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent.

     On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law implemented the program designed by the Uruguayan authorities to safeguard the country’s payment and financial system by (i) providing for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario or FESB, (ii) extending to three years the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferring foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitating the liquidation of insolvent banks.

     During August and September 2002, U.S. dollar-denominated deposits with the Uruguayan banking system decreased by an additional US$547 million. In October 2002, deposits began to flow back into the system, increasing by approximately US$379 million in the four-month period ended January 29, 2003.

     In furtherance of the program agreed with the IMF, in December 2002, Congress enacted certain amendments to the banking law aimed at strengthening the banking system. Following the enactment of these amendments, the government completed the reorganization of three discontinued privately-owned banks (Banco Comercial, Banco Montevideo and La Caja Obrera) into a new commercial bank, Nuevo Banco Comercial, currently owned by the government. The non-recoverable assets of the three liquidated banks are held by liquidation funds presently managed by Banco Central, and the proceeds have been earmarked to satisfy deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial.

     The gradual recovery of deposits by the banking system noted during the last quarter of 2002 was suddenly reversed with the withdrawal of approximately US$353 million of deposits between January 30 and February 7, 2003. Banco Central’s international reserve assets declined by US$59 million during this period. Total deposits with the financial system increased by approximately US$53 million between February 28 and March 31, 2003. The successful reprofiling of the government’s foreign-currency denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected the Uruguayan banking system. At December 31, 2003 and May 31, 2004, deposits held with the banking system, (excluding non-residents), of which 89% are denominated in foreign currencies, stood at US$6.5 billion and US$7.0 billion, respectively. Approximately 63% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. Although deposits are increasing and the liquidity of Uruguayan private banks has improved compared to 2001, the authorities continue to monitor the overall condition of the banking sector closely.

     Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6,833 million from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities, including US$539 million from Banco Central, US$524 million from the central government (acting through one of its agencies) and US$986 million from the FESB, of which approximately US$640 million correspond to sight deposits held with Banco de la República and Banco Hipotecario, and the remaining US$346 million to sight deposits held with Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito.

     Changes to Monetary and Exchange Rate Policy

     The 2002 economic crisis had profound effects on Uruguay’s monetary and exchange rate policy. In January 2002, following the devaluation of the Argentine peso, Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and widened the band of fluctuation for the peso to U.S. dollar exchange rate from 6% to 12%. The continued devaluation of the Argentine peso and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The U.S. dollar/peso exchange rate went from Ps.17.50 per US$1.00 on June 18, 2002 to Ps.18.75 per US$1.00 on June 20, 2002. The devaluation of the peso, which accelerated in July 2002, dropping to its lowest value of Ps.32.35 per US$1.00 on September 10, 2002, in turn caused a further deterioration in the quality of the foreign currency-denominated loan portfolio of several financial institutions. It also caused Uruguay’s foreign currency-denominated debt to GDP ratio to rise to 91.9% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.

     During 2003 volatility diminished, the annual consumer price inflation rate dropped to 10.2% compared to 25.9% in 2002, and at December 31, 2003 the peso had lost 7.7% of its value with respect to the dollar compared to December 31, 2003, which resulted in an appreciation of the peso in real terms. The downward trend in consumer price inflation continued for the 12 months ended May 31, 2004.

     Public Sector Finances and International Financial Assistance

     Argentina’s crisis and its impact on Uruguay’s economy in 2002 forced the government to request the financial support of the IMF, the World Bank and the IADB and adopt measures designed to prevent a further deterioration of its fiscal accounts to ensure such support. The proximate causes of Uruguay’s 2002 economic crisis are associated with Argentina’s economic deterioration during that time. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and the rigidities that prevented the economy from absorbing and adapting to external factors, added to the severity of the crisis.

     In February 2002, the government adopted a series of initiatives intended to reduce the central government’s deficit for 2002 from 4.0% to 2.5% of GDP, and requested the rest of the public sector to proceed accordingly. The government introduced by decree several measures designed to reduce the central government expenditures for 2002. Furthermore, it submitted a tax package to Congress, which was approved on February 28, 2002. This tax package included an increase in taxes on social security and public sector wages, an increase in the corporate income tax, the widening of the value-added tax or VAT to include additional services, the imposition of a transitional excise tax on telecommunication services, an increase in the corporate net worth tax and a 2.0% increase in the general duty on imports (other than capital goods).

     On March 25, 2002 the Executive Board of the IMF approved a new stand-by facility for up to Special Drawing Rights or SDR594 million (approximately US$743 million). The purpose of the facility was to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.

     In May 2002, the government again revised its projections for 2002 and announced its decision to adopt additional measures intended to reduce the fiscal deficit. These measures included:

•	reducing expenditures by limiting public sector wage increases, curtailing goods and services and capital expenditures, reducing overtime compensation and the rationalization of spending on healthcare, and

•	increasing revenues by obtaining the approval of Congress to increase taxes on pensions and wages and excise taxes, expand the application of the VAT to previously excluded goods and services, and further increase the corporate income tax rate to 35%.

     On June 25, 2002, Uruguay requested an increase of its stand-by facility with the IMF by SDR 1,158 million (approximately US$1.5 billion). The request was made against the background of a severe and protracted economic disruption in the region, and the impact the disruption was having on the Uruguayan banking system, as well as further weakening of economic activity, thereby causing a larger than expected deterioration in public sector finances. The objective was to restore confidence in the banking system and build up Banco Central’s international reserve assets. The IMF disbursed SDR 386.1 million (approximately US$513.7 million) on June 28, 2002.

     On August 4, 2002, Uruguay and the IMF reached agreement on adjustments to Uruguay’s economic program, and Uruguay gained access to US$1,372 million of additional assistance from the IMF, the World Bank and the IADB, which were contributed by the government to the FESB.

     As of December 2002, the peso had depreciated 94% in comparison to December 2001, although year-to-year inflation rate for the same period only reached 26%. The drop in tax collections attributable to the reduction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by devaluation (nearly all of Uruguay’s debt is denominated in foreign currency), effectively neutralized the significant savings achieved by the central government during 2002 on the expenditure side. As a result, the consolidated public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.

     Upon completion by the IMF of the second review under the stand-by facility, Uruguay received a disbursement of SDR218.5 million (approximately US$303 million) on March 20, 2003. The disbursement proceeds were utilized by Uruguay to increase its international reserve assets, with the intention of restoring confidence in the banking system. Uruguay and the IMF also agreed on a one-year extension of the stand-by facility, through March 2005. In July 2003, the IMF completed the third review under the March 2002 stand-by facility and introduced a requirement that Uruguay complete certain structural reforms during the second half of 2003. In February 2004, the IMF completed its fourth review under the stand-by facility and agreed to disburse US$141 million. Further disbursements under the stand-by facility are contingent on Uruguay’s satisfactory completion of the quantitative performance criteria and structural benchmarks set forth in the Memorandum of Economic and Financial Policies.

     Between March 2002 and June 2004, Uruguay received disbursements for a total of approximately US$2.3 billion from the IMF and other multilateral organization, and made total principal payments to such entities of US$135 million.

The Economic Policies of the Batlle Administration

     Following the 1999 elections, the Batlle administration set as its first priority the creation of conditions for a sustainable recovery of GDP growth while preserving price stability. With this objective, the government set out to (i) strengthen the process of structural reform to improve the competitiveness of Uruguay’s economy, (ii) correct public sector deficits while bolstering economic growth, and (iii) expand and promote Uruguay’s export capacity and markets. To this end, the government, among other initiatives,

•	sought broad-based social and political support to introduce a set of structural reforms designed to establish competition between public and private sector enterprises, in an appropriately regulated and transparent market without legally sanctioned monopolies;

•	has reduced public sector expenditures and increased revenues; and

•	pursued the development of new opportunities for Uruguayan products in the export markets through bilateral trade agreements, without weakening its commitment to the objectives of Mercosur.

     The severity and protracted nature of the crisis that affected the Uruguayan economy in 2002 required the Batlle administration to devote significant economic and human resources to address immediate problems, including, most importantly, the need to ensure the sustainability of the Uruguayan banking system. These short-term objectives have not undermined the government’s resolve to address the economy’s structural problems, particularly in the public sector, that continue to place constraints on the ability of Uruguay to restore economic growth and, at least in part, have contributed to the severity of the current crisis.

Gross Domestic Product and Structure of the Economy

     The following tables set forth information regarding GDP (in real terms) and expenditures for the periods indicated. The figures included in the table entitled “Gross Domestic Product by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Expenditure” are based on 1983 prices to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures
(thousands of 1983 pesos, except as otherwise indicated)

	1999		2000		2001		2002(1)		2003(1)
GDP	Ps	.290,791	Ps	.286,600	Ps	.276,898	Ps	.246,351	Ps	.252,506
Imports of goods and services		138,503		138,600		128,785		92,848		94,302

Total supply of goods and services		429,294		425,200		405,683		339,199		346,808
Exports of goods and services		100,099		106,467		96,748		86,737		90,291

Total goods and services available for domestic expenditures	Ps	.329,195	Ps	.318,733	Ps	.308,935	Ps	.252,462	Ps	.256,518

Allocation of total goods and services:
Consumption (public and private)		278,813		274,890		269.081		226,358		223,783
Gross investment (public and private)		50,382		43,842		39,854		26,104		32,735

Total domestic expenditures	Ps	.329,195	Ps	.318,733	Ps	.308,935	Ps	.252,462	Ps	.256,518

GDP growth (%)		(2.8)		(1.4)		(3.4)		(11.0)		2.5

(1)	Preliminary data.
Source: Banco Central.

Gross Domestic Product by Expenditure
(% of total GDP, unless otherwise indicated)

	1999	2000	2001	2002(1)	2003(1)
Government consumption	13.0%	13.2%	13.7%	12.9%	11.7%
Private consumption	73.1	74.5	74.2	73.6	72.9
Gross fixed investment	14.5	13.2	12.5	10.1	9.7
Public sector (% of gross fixed investment)	3.4	3.3	3.2	2.5	2.4
Private sector (% of gross fixed investment)	11.1	9.9	9.3	7.6	7.3
Exports of goods and services	18.0	19.3	18.3	22.0	25.6
Imports of goods and services	19.3	21.0	20.0	20.0	23.2
Savings	12.9	11.1	10.3	13.2	12.6

(1)	Preliminary data.
Source:	Banco Central.

Change in Gross Domestic Product by Expenditure
(% change from previous year except as otherwise indicated, 1983 prices)

						First
						Quarter of
	1999	2000	2001	2002(1)	2003(1)	2004(1)
Government consumption	0.6%	(0.3)%	(2.9)%	(9.3)%	(2.0)%	8.1%
Private consumption	(1.5)	(1.6)	(2.0)	(16.9)	(1.0)	13.1
Gross fixed investment	(8.1)	(13.1)	(9.4)	(32.5)	(11.4)	57.5
Public sector (% of gross fixed investment)	16.2	(8.8)	(11.2)	(31.9)	(11.1)	25.4
Private sector (% of gross fixed investment)	(14.0)	(14.5)	(8.8)	(32.7)	(11.5)	67.4
Exports of goods and services	(7.4)	6.4	(9.1)	(10.3)	4.1	18.8
Imports of goods and services	(5.8)	0.1	(7.1)	(27.9)	1.6	29.9

(1)	Preliminary data.
Source:	Banco Central.

Per Capita GDP(1)
(in current US$)

1992	US$	4,089
1993		4,727
1994		5,466
1995		6,000
1996		6,332
1997		6,648
1998		6,803
1999		6,315
2000		6,021
2001		5,525
2002(2)		3,634
2003(2)		3,287

(1)	Figures are not adjusted for purchasing power.
(2)	Preliminary data.
Source:	Banco Central.

Principal Sectors of the Economy

     The Uruguayan economy depends to a significant degree on services, including the commerce, restaurants and hotels sector, which involves many tourism services, the financial and insurance sector and the real estate and business services sector. In all, services accounted for approximately 65% of GDP in 2003. Manufacturing and agriculture, livestock and fishing also play an important role in the

Uruguayan economy and accounted for 31.7% of GDP in 2003. During the 1990s and up to 2002, the share of GDP represented by services increased, while manufacturing and agriculture, livestock and fishing declined. In 2003, the trend was reversed. The agriculture, livestock and fishing sector saw its share of GDP increase from 6.1% in 2001 to 12.8% in 2003. This increase coincided with a decline in the share of GDP represented by the financial and insurance services, the construction and the commerce, restaurants and hotels sectors. The recovery in the agriculture, livestock and fishing sector has been stimulated by the real devaluation of the peso, which has discouraged imports of consumer products and made Uruguayan products more competitive in the export markets.

     GDP increased by 2.5% in real terms in 2003 compared to 2002, reflecting a recovery in the Uruguayan economy, following the severe contraction (11%) experienced in 2002. The recovery has continued at an even more accelerated pace, with GDP increasing 14.3% in real terms during the first quarter of 2004 compared to the same period in 2003.

     The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Gross Domestic Product by Sector” are based on current (nominal) prices for each period, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Sector” are based on 1983 prices to eliminate distortions introduced by changes in relative prices.

Gross Domestic Product by Sector
(in millions of US$ and % of GDP, nominal prices)

	1999			2000			2001			2002(1)			2003(1)
Agriculture, livestock and fishing	US$	1,178	5.6%	US$	1,248	6.2%	US$	1,136	6.1%	US$	1,143	9.3%	US$	1,434	12.8%
Mining		72	0.3		63	0.3		50	0.3		26	0.2		21	0.2
Manufacturing		3,489	16.7		3,393	16.9		3,026	16.3		2,149	17.5		2,117	18.9
Electricity, gas and water		829	4.0		827	4.1		820	4.4		592	4.8		531	4.7
Construction		1,333	6.4		1,188	5.9		1,012	5.4		518	4.2		388	3.5
Commerce, restaurants and hotels		2,934	14.0		2,675	13.3		2,407	13.0		1,490	12.1		1,345	12.0
Transportation, storage and communications		1,848	8.8		1,820	9.1		1,691	9.1		1,132	9.2		1,083	9.7
Real estate and business services		3,652	17.5		3,529	17.6		3,290	17.7		2,079	16.9		1,564	14.0
Financial and insurance services		2,035	9.7		2,059	10.2		2,202	11.9		1,405	11.4		1,211	10.8
Services of the government		2,005	9.6		1,951	9.7		1,894	10.2		1,200	9.8		959	8.6
Other community, social and personal services		2,396	11.5		2,312	11.5		2,121	11.4		1,329	10.8		1,091	9.7
Net adjustments for payments made by financial institutions and import tariffs		(848)	(4.1)		(972)	(4.8)		(1,080)	(5.8)		(764)	(6.2)		(542)	(4.8)

GDP (in millions of US$ at nominal prices).	US$	20,923	100.0%	US$	20,093	100.0%	US$	18,568	100.0%	US$	12,300	100%	US$	11,203	100.0%

(1)	Preliminary data.
Source:	Banco Central.

Change in Gross Domestic Product by Sector
(% change from previous year, 1983 prices)

						First
						Quarter of
	1999	2000	2001	2002(1)	2003(1)	2004(1)
Agriculture, livestock and fishing	(7.5)%	(3.0)%	(7.1)%	5.1%	14.4%	10.9%
Mining	(5.8)	(8.8)	(5.2)	(37.6)	(7.2)	n.a.
Manufacturing	(8.4)	(2.1)	(7.6)	(13.9)	4.6	36.0
Electricity, gas and water	(0.1)	5.0	1.7	(0.6)	(7.6)	(0.3)
Construction	8.9	(11.1)	(8.7)	(22.0)	(7.1)	9.3
Commerce, restaurants and hotels	(3.4)	(5.3)	(3.2)	(24.5)	(0.9)	22.5
Transportation, storage and communications	3.7	1.5	0.3	(9.1)	2.8	11.9
Real estate, business, financial and insurance services	6.4	2.2	1.7	(0.9)	(5.4)	n.a.
Other services(2)	(0.5)	(0.6)	(2.3)	(3.3)	0.7	8.5
Total GDP	(2.8)%	(1.4)%	(3.4)%	(11.0)%	2.5%	14.3%

n.a. = not available
(1)	Preliminary data.
(2)	Includes public sector services and other services.
Source:	Banco Central.

Agriculture, Livestock and Fishing

     Uruguay’s territory consists primarily of vast plains which, combined with its temperate climate, make the country well suited for agriculture and raising livestock. In 1999, the sector grew during the first semester, but started showing the unfavorable effects of decreasing international prices for agricultural commodities and the adverse weather conditions (drought) affecting the productivity of the Uruguayan agricultural sector in the second half of 1999. In 2000, the sector contracted by 3.0% due to adverse weather conditions (excessive rain). Sown areas, as well as the yields of the main crops and the production of wool and beef all declined due to the contraction in this sector in 1999. During 2000, cereal production increased in real terms by 3.0% from 1999 levels. In 2001, the sector contracted by 7.1%, primarily due to the 22.5% decrease in real terms in cereal production, reflecting the impact of floods in the case of wheat and lower prices in the case of rice. Although overall cereal production remained stagnant in 2002, wheat production accelerated in real terms by approximately 29%, due to better weather conditions. The sector recorded overall growth of 5.1% in 2002, due mainly to a 104.4% increase in real terms in oil products production. Production of all agricultural commodities, except oil products, increased in 2003, with cereals recording the largest increase in products at 25.6% in real terms.

     Livestock, which is raised for meat and wool products, dominates the agricultural sector. Cattle production increased significantly between 1994 and 1998 as a result of greater investment and increased exports. Wool production, which increased during the 1980’s, was adversely affected by a sharp and protracted decrease in international prices and a reduction in the number of wool-producing sheep, and declined 65.9% between 1995 and 1999. In 1999, total livestock production decreased. Furthermore, the closing of markets to Uruguayan beef exports following outbreaks of foot and mouth disease in the last three months of 2000 and in the first six months of 2001 adversely affected Uruguay’s livestock industry and exports. The government adopted a series of measures to prevent the spread of the disease, including vaccination. In the last three months of 2001, certain of Uruguay’s export markets, including Israel and the European Union, authorized imports of Uruguayan beef. Cattle production and exports of beef recovered significantly in 2002, although production of dairy products continued to decline. In 2003, total livestock production increased, primarily due to a substantial increase in the production of dairy products, and continued growth in foreign demand for Uruguayan beef exports.

     In the first quarter of 2004, the agriculture, livestock and fishing sector grew in real terms by 10.9% compared to the same period in 2003. The sector’s overall significance to the economy is substantially greater than its percentage of GDP suggests because the sector supplies the bulk of raw materials to Uruguay’s manufacturing industries, is a major exporter and, based on 1996 census data, employs approximately 5% of Uruguay’s labor force. The Batlle administration took a series of measures designed to reduce the tax burden on the sector and to facilitate solutions to the debt and productivity problems.

     The following table sets forth the production of selected primary goods for the periods indicated.

Selected Primary Goods Production
(in millions of US$, except as otherwise indicated)

	1999		2000		2001		2002(1)		2003
Cereals	US$	215	US$	215	US$	156	US$	265	US$	379
Wheat		41		39		20		39		51
Rice		146		121		107		167		254
Oil products		7		10		32		78		158
Vegetables		62		65		76		59		35
Fruits		87		77		60		55		72
Other agricultural		319		295		289		244		239
Cattle		559		608		524		455		598
Wool		95		101		98		166		200
Milk		230		210		224		152		189
Other livestock		134		150		146		126		141
Fishing		45		57		48		50		55

Total	US$	1,753	US$	1,788	US$	1,654	US$	1,650	US$	2,067

Cattle (in thousands of heads slaughtered)		1,853		1,954		1,454		1,719		1,974
Milk (in millions of liters)		1,503		1,368		1,468		1,396		1,497
Wool (in tons)		54,818		54,425		47,251		39,376		34,992

(1)	Preliminary data.
Source:	Banco Central.

     The following tables set forth percentage changes from prior years for livestock production and for agricultural production for the periods indicated, based on 1983 prices to eliminate distortions introduced by changes in relative prices.

Livestock Production
(% change from previous year, 1983 prices)

						First
						Quarter of
	1999	2000	2001	2002(1)	2003(1)	2004(1)
Cattle	(2.7)%	(1.8)%	(6.3)%	14.4%	4.5%	14.1%
Dairy products	1.8%	(9.0)%	7.3%	(4.4)%	6.3%	10.5%
Wool	(9.1)%	(0.7)%	(13.2)%	(16.7)%	(4.1)%	0.0%
Total livestock production	(2.6)%	(2.9)%	(2.9)%	0.3%	0.7%	10.2%

(1)	Preliminary data.
Source:	Banco Central.

Agricultural Production
(% change from previous year, 1983 prices)

						First
						Quarter of
	1999	2000	2001	2002(1)	2003(1)	2004(1)
Cereals	(12.0)%	2.9%	(22.5)%	0.0%	25.6%	38.4%
Wheat	(29.8)%	(15.7)%	(52.5)%	29.1%	57.7%	46.6%
Rice	8.6%	(9.6)%	(11.9)%	(6.2)%	15.1%	38.0%
Oil Products	(49.5)%	(1.6)%	146.0%	104.4%	97.5%	(35.3)%
Vegetables	2.8%	(15.6)%	9.0%	5.5%	5.0%	(19.1)%
Fruits	(2.9)%	(21.2)%	0.8%	0.3%	0.6%	(7.4)%
Other Agricultural	2.6%	(9.0)%	0.3%	0.0%	3.4%	(0.6)%
Total agricultural production	(9.6)%	(3.8)%	(6.8)%	11.2%	30.7%	11.7%

(1)	Preliminary data.
Source:	Banco Central.

     Mining

     The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction. Other contributors to the mining sector include smaller operations for the mining of gold and semi-precious stones, such as agate and amethyst. Mining has remained relatively constant as a percentage of GDP from 1993 through 2003. Uruguay has no known oil or natural gas reserves, although exploratory work has been undertaken in the coastal region. At present, several projects for the mining of nickel, copper and diamonds are being developed in Uruguay.

     Manufacturing

     Manufacturing is an important sector of Uruguay’s economy, accounting for approximately 18.9% of GDP in 2003. The sector grew in the early 1990’s reflecting improved efficiency following a process of capital investment and reorganization of the sector during this period in response to increased competition from imports. This sector’s share of GDP, however, declined from 18.4% in 1998 to 16.3% in 2001. The decline in the manufacturing sector as a percentage of GDP between 1998 and 2001 is primarily attributable to outsourcing of services such as administrative, maintenance and cleaning services, which increased the contribution to GDP of the services sectors in comparison with manufacturing. Manufacturing declined in 2001 due to significantly lower domestic demand. Beginning in 2002, while still contracting, the manufacturing sector’s share of GDP increased. In 2002, the manufacturing sector declined by 13.9% in real terms compared to 2001, as a result of a severe decline in exports to Argentina that began early that year, a reduction in domestic demand and a decline in the availability of credit for manufacturers, which can be attributed primarily to the crisis in the banking sector. Machinery, beverages and textiles were all strongly affected by the crisis. Processed meats and leather goods avoided the downturn in 2002, increasing 17.7% and 7.5%, respectively, in comparison to 2001.

     In 2003, for the first time since 1998, the manufacturing sector showed signs of recovery, increasing by 4.6% in real terms compared to 2002. The recovery of the manufacturing sector in 2003 has taken its contribution to GDP to 18.9%. The recovery of the manufacturing sector accelerated in the first quarter of 2004, growing by 36% in real terms compared to the same period in 2003. The growth in the manufacturing sector since 2003 is primarily attributable to the impact of the real devaluation of the peso, which has discouraged imports of consumer products and made Uruguayan products more competitive in the export markets.

     Uruguay’s manufacturing sector in recent years has been affected by developments involving Mercosur. Beginning in 1991, Mercosur initiatives for regional integration led to a quick and sharp reduction in trade tariffs among Mercosur members. This region-wide reduction in tariffs caused the Uruguayan manufacturing sector to face increased competition from imports, but also increased access by Uruguayan manufacturers to the Argentine and Brazilian markets. The adverse economic conditions affecting Uruguay and the other Mercosur countries since 1998 focused a larger segment of the manufacturing sector on the export markets. The manufacturing sector’s share of GDP and its employment fell as a result of discontinued production in noncompetitive areas, including industries that traditionally supplied domestic demand. For example, machinery and textiles suffered cutbacks while production of certain foodstuffs continued to grow during this period. At the same time, capital investment in the sector increased during the period from 1995 to 1998, as indicated by an increase in imports of capital goods, both in real terms and as a percentage of total imports. Imports of capital goods, which are principally used in manufacturing activities, decreased in 1999 by 25.0% and in 2000 by 12.9%, in each case as compared to the prior year. Imports of capital goods declined rapidly in 2001 and 2002, to their lowest levels since 1991. The decline in capital goods imports continued into the first half of 2003. However, imports of capital goods began to recover in the second half of 2003. This increase in imports of capital goods continued in the first quarter of 2004 in which a 160% increase was recorded as compared to the same period of the previous year.

     The manufacturing sector absorbs a large share of agricultural and livestock production as raw material. The most important manufacturing sub-sectors in 2003 were foodstuffs and oil refining. The foodstuffs industry also accounts for an important portion of Uruguay’s exports.

     The following tables set forth information regarding goods production for the periods indicated.

Selected Manufacturing Goods Production(*)
(in millions of US$)

	1999(1)		2000(1)		2001(1)		2002(1)		2003(1)
Foodstuffs:
Processed meats	US$	941	US$	959	US$	716	US$	676	US$	724
Dairy products		382		349		334		240		208
Wheat and rice mills		304		262		266		258		335
Baked goods		316		259		206		140		110
Other foodstuffs		610		517		491		370		378

Total foodstuffs		2,553		2,345		2,012		1,685		1,755
Beverages		683		628		558		305		273
Tobacco		285		251		234		157		88
Textiles		433		408		330		266		314
Leather goods		230		277		296		289		260
Chemicals		754		735		659		473		507
Oil and refined products		784		1,177		1,108		756		1,276
Machinery		576		572		466		368		381
Other industries		1,059		960		845		471		465

Total	US$	7,357	US$	7,353	US$	6,508	US$	4,771	US$	5,319

(*)	Disaggregated U.S. dollar figures are estimated.
(1)	Preliminary data.
Sources:	Estimates based on data of Banco Central and the National Statistics Institute.

Manufacturing Production
(% change from previous year, 1983 prices)

	1999	2000	2001(1)	2002(1)	2003(1)
Foodstuffs:
Processed meats	(3.2)%	2.1%	(20.2)%	17.7%	7.2%
Dairy products	(0.0)	(9.0)	(0.8)	(3.0)	3.7
Wheat and rice mills	5.6	1.2	5.3	(11.0)	(0.4)
Baked goods	(7.2)	(13.2)	(14.9)	(8.4)	(12.6)

Total foodstuffs	(3.8)	(4.8)	(7.5)	(0.3)	4.7
Beverages	7.9	(2.3)	(5.7)	(31.0)	(4.0)
Tobacco	9.5	(11.3)	1.5	(5.1)	(24.1)
Textiles	(27.9)	1.2	(17.8)	(23.1)	19.4
Leather goods	(7.4)	19.6	5.4	7.5	5.3
Chemicals	(8.5)	1.3	(9.4)	(11.4)	12.9
Oil and refined products	(15.0)	18.5	(8.1)	(23.5)	22.8
Machinery	(19.4)	13.2	(17.4)	(37.1)	1.2

Total	(9.0)	0.7	(8.2)	(12.8)	7.3

(1)	Preliminary data.
Source:	Banco Central.

     Electricity, Gas and Water

     The electricity, gas and water sector grew in 2000 and 2001, while total GDP was contracting in real terms, declined slightly in 2002, when GDP contracted by 11% in real terms, and decreased significantly in 2003, although the economy began showing signs of recovery in real terms. In the first quarter of 2004, this sector continued to contract, decreasing by 0.3% in real terms compared to the same period in 2003. Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and is provided by Usinas y Transmisiones Eléctricas or UTE, a state-owned entity. Electricity can be imported freely. The country imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Natural gas can be imported freely, and its distribution and transportation have been opened to private investment. For more information, see “—Role of the State in the Economy; Privatizations.”

     Construction

     Construction increased in 1999, principally as a result of increased lending by private sector banks and the granting of government subsidies to finance residential purchases, increased capital inflows from Argentina and several infrastructure projects, such as the construction of rural roads and highways, undertaken by the government. During 2000, the construction sector declined by 11.1%, largely a result of government’s decision to reduce public sector expenditure in construction and infrastructure. In 2001, the construction sector declined by 8.7%, reflecting a reduction of both public and private expenditure in this sector of the economy. In 2002, the sector declined by 22.0% compared to 2001, as a result of the economic recession and the restructuring of Banco Hipotecario, which prior to its reorganization had been a significant source of financing for the sector. In 2003, the construction sector contracted by 7.1% in real terms compared to 2002, due primarily to public sector budget constraints and a weak market. In the first quarter of 2004, the construction sector recorded growth for the first time since 1999, expanding by 9.3% in real terms compared to the same period in 2003. This increase was largely due to greater public sector expenditure, including public works projects undertaken by private companies, as well as increased private sector activity.

     Commerce, Restaurants and Hotels

     The commerce, restaurants and hotels sector, which includes retail business and captures a portion of Uruguay’s gross tourism receipts, decreased from 1999 to 2003, reflecting a decrease in domestic demand as well as the adverse condition of the economies of neighboring Argentina and Brazil. In 2002, the sector contracted by 24.5% in real terms, compared to 2001, reflecting the impact on tourism of Argentina’s economic crisis. The sector continued to experience negative growth in 2003, contracting by 0.9% compared to 2002. In the first quarter of 2004, the sector grew by 22.5% in real terms compared to the same period in 2003. The growth in the first quarter of 2004 primarily reflects the improved conditions of the Argentine economy, although tourists of other geographical origin, including Europeans, have become increasingly present.

     The overall number of tourists visiting Uruguay decreased slightly during 2000 compared to 1999, although gross tourism revenues remained practically unchanged. During 2001, the overall number of tourists visiting Uruguay remained at 2000 levels, although average expenditure per tourist decreased significantly resulting in a decline in gross tourism receipts in 2001 by 14% compared to 2000. The decline continued in 2002, partly as a result of decreased tourism from Argentina following its freeze on bank deposits and the devaluation of the Argentine peso, but abetted in 2003 and began to reverse in the first quarter of 2004.

     Transportation, Storage and Communications

     The transportation, storage and communications sector registered positive growth each year between 1997 and 2001. In 2002, the sector decreased by 9.1% as compared to 2001. Growth in the sector during that period was driven primarily by telephone services, including cellular telephone services. The sector grew by 2.8% in 2003 and has shown continued expansion in the first quarter of 2004 compared to the same period in 2003.

     The increasing demand for telephone service by the Uruguayan population accounted for the sector’s steady growth through 2001. Administración Nacional de Telecomunicaciones or ANTEL, a state-owned company, supplies domestic and international long distance telephone service in Uruguay and a significant portion of the country’s cellular telephone services. However, except for fixed local telephony services, the sector has recently been opened to private sector investment. See “—Role of the State in the Economy; Privatizations.” Despite this liberalization, the communications sector experienced an initial contraction in 2002 as a result of decreased domestic demand. The growth in the sector that resumed in 2003 has continued into the first quarter of 2004.

     Increases in merchandise transportation also contributed to the growth in the sector through 2001. Uruguay has been chosen by several regional transportation firms as both an operational base and a location for their headquarters. For example, most of the ferry lines connecting Argentina and Uruguay are owned by Uruguayan firms. In addition, the growth of tourism since the 1980s furthered the expansion of the transportation sector. The decrease in Uruguay’s foreign trade in 1999 resulted in a decline of merchandise transportation activities for the year. The trend was reversed in 2000, as exports grew reflecting favorable international prices and lower levels of demand domestically. In 2001, a decrease in transportation and storage services was offset by increases in communications, particularly cellular phone services. In 2002, transportation and storage services related to export activities contracted as a result of the decrease in the level of both exports and domestic economic activity. In 2003, transportation grew by 9.0% due primarily to growth in the agriculture, livestock and fishing sector as well as to stronger exports and imports generally. Transportation has continued to expand in the first quarter of 2004, registering a 14.3% growth as compared to the same period in 2003.

     Real Estate and Business Services

     The real estate and business services sector grew in real terms and as a percentage of GDP between 1999 and 2001. This growth was driven by the business services segment, as a result of a trend in the manufacturing sector to sub contract administrative, maintenance and cleaning services. Increases in lending for residential mortgages, and an increase in residential construction, rentals and occupancy rates also supported growth in real estate services during the period 1999-2001. Real estate is also driven by tourism rentals and purchases and increased after 1995, in part due to the increase in tourism during this period. The segment was adversely affected by the reduction of tourism-related revenues in each of 2002 and 2003.

     Financial and Insurance Services

     Between 1999 and 2001, the financial and insurance services sector grew in absolute terms and increased as a percentage of GDP. Deposits in the financial sector remained strong during this period. Uruguay established a strong reputation as a regional financial center in the early 1980’s, primarily due to its free foreign exchange and capital markets, which were liberalized in 1974, its banking and tax reporting secrecy legislation, and its low tax rates. During periods of economic turmoil in the region, such as 1995, 1998 and 2001, Uruguay’s financial sector saw deposits from foreign sources increase as depositors sought a safer haven for their savings. Non-resident deposits reached approximately US$6.5 billion as of December 31, 2001. Foreign currencies (primarily the U.S. dollar) play a major role in Uruguay’s financial system. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and approximately 91.3% of total deposits held in the private banking system were denominated in foreign currencies, principally U.S. dollars.

     Beginning in 2002, the sector began to decrease as a percentage of GDP and in real terms due to the overall economic crisis. During 2002, massive withdrawals of deposits significantly exceeded the liquidity of four private banks (including the two largest private banks), which have ceased to operate and have entered a liquidation stage. The non-recoverable assets of three of these banks (Banco Comercial, Banco Caja Obrera and Banco Montevideo) are held by liquidation funds presently managed by Banco Central, while the recoverable assets were acquired by Nuevo Banco Comercial, a new commercial bank owned by the government. On February 28, 2003, proceedings for the liquidation of Banco de Crédito, the fourth bank, were commenced and are still ongoing. The Argentine crisis had a particularly severe impact on Uruguay’s financial system, which contracted as a result. Uruguay’s two largest private banks were branches of Argentine-based banks and experienced significant deposit withdrawal that later spread through the rest of the Uruguayan financial system. Through multilateral financial support from the FMI, the World Bank and of the IADB, the government was able to provide the necessary liquidity to government owned banks and to Banco Comercial, Banco Montevideo and Banco Caja Obrera y Crédito to honor sight deposits existing as of July 30, 2002. As a result of the impact of the banking crisis on privately-owned banks operating in Uruguay, Banco de la República and Nuevo Banco Comercial, two government-owned banks, have increased their participation in the deposit market to 54% of total deposits held with the banking system at April 30, 2004. See “Monetary System – The Financial Sector.”

Role of the State in the Economy; Privatizations

     Role of the State in the Economy

     The government continues to participate in the economy through state ownership of certain companies when such participation is not inconsistent with free-market goals and efficiency. The Batlle administration, however, emphasized its willingness to prepare state-owned companies for competition, as it sought to reduce further barriers to trade and to deregulate markets. It also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises. In that respect, a number of regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. Since 1999, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation of natural gas and in certain other areas of the economy previously restricted to the public sector.

     At present, the government owns:

•	the local telecommunications company (ANTEL);

•	the oil refinery company (ANCAP);

•	the electric power utility (UTE);

•	the water and sewage authority, Obras Sanitarias del Estado (OSE);

•	Administración Nacional de Puertos (ANP), which operates most of Uruguay’s ports;

•	Administración de Ferrocarriles del Estado (AFE), which operates railway freight services;

•	Banco de la República and Banco Hipotecario (the principal state-owned financial institutions);

•	Banco de Seguros del Estado (an insurance company); and

•	Administración Nacional de Correos, a postal services company that competes with several private sector companies.

     UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a binational hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although under recent legislative measures and presidential decrees the private sector may engage in generation activities and industrial consumers should soon be able to purchase energy directly from foreign sources, taking advantage of interconnection arrangements with Brazil and Argentina.

     ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay. The company also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.

     OSE is Uruguay’s largest water company, providing water and sanitation services to most of the country and sewage services outside Montevideo.

     ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products.

     For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “Monetary System—The Financial Sector.”

     During the last five years, these state-owned enterprises have in the aggregate recorded operating profits. Overall, the surpluses of non-financial public-sector enterprises have generated in the aggregate a surplus as a percentage of GDP ranging from 1.7% in 2003 to 0.4% in 1999, compared to a deficit of 0.3% in 1994. At this time the government has no plans to privatize any public entities.

     The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises
(in millions of US$)

							Percentage of
	Total Assets		Total Liabilities		Net Profits		State Ownership
ANCAP(1)	542.6	(2)	227.9	(2)	17.5	(3)	100%
ANP(1)	279.7	(2)	18.0	(2)	6.4	(3)	100%
AFE(1)	138.4	(2)	28.8	(2)	(24.3	)(3)	100%
ANTEL(4)	857.0	(5)	203.8	(5)	46.6	(6)	100%
OSE(7)	799.1	(8)	208.8	(8)	0.0	(9)	100%
UTE(4)	2,353.0	(5)	532.1	(5)	122.8	(6)	100%

(1)	Data as of and for the year ended December 31, 2002.
(2)	Converted into U.S. dollars at the rate of Ps. 27,25 per US$1.00, the market rate on December 31, 2002.
(3)	Converted into U.S. dollars at the rate of Ps. 21,263 per US$1.00, the average rate for 2002.
(4)	Data as of and for the year ended December 31, 2003.
(5)	Converted into U.S. dollars at the rate of Ps. 29,350 per US$1.00, the market rate on December 31, 2003.
(6)	Converted into U.S. dollars at the rate of Ps. 28,222 per US$1.00, the average rate for 2003.
(7)	Data as of and for the year ended December 31, 2001.
(8)	Converted into U.S. dollars at the rate of Ps.14,769 per US$1.00, the market rate on December 31, 2001.
(9)	Converted into U.S. dollars at the rate of Ps. 13,323 per US$1.00, the average rate for 2001.
Source:	Financial statements of each public enterprise.

     Privatizations

     Privatizations have not been a major focus of Uruguay’s economic policy. Nevertheless, the government has divested or privatized certain state-owned enterprises, such as the gas company servicing Montevideo in 1993 and the national airline in 1995, and has taken measures to transfer certain activities, such as sewage, garbage collection, road maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. More recently, legislation has been enacted that enabled the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have been immaterial to date.

     The government is committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open a number of areas of the economy previously reserved to public sector enterprises to private investment. In 1991, Congress passed a law authorizing the privatization of ANTEL. The law was subsequently repealed, however, by a public referendum in 1992. ANTEL has since implemented several revenue-sharing arrangements with private companies for the installation and operation of certain new telecommunication facilities and is contemplating entering into additional similar arrangements in the future. In February 2001, Congress approved the licensing of cellular phone services and data transmission to private sector providers and opening the telecommunications sector (other than local fixed line services but including long distance) to private sector providers. During November 2001, the government solicited expressions of interest from private telecommunications companies for participation in the mobile telephone services business. A license was granted to Movicom Bell South. The government has also approved the provision of long distance international telephone services by 18 companies in competition with ANTEL. While only 12 of those companies have started operations in Uruguay and account for less than 20% of the market, the reform resulted in substantial tariff reductions.

     The government also granted the Corporación Nacional para el Desarrollo (CND), a state-owned investment corporation, overall responsibility for the administration of a program of public works to be undertaken between 2003 and 2005 involving investments totaling approximately US$150 million. CND currently owns the concessions as well as 100% of the shares of Corporación Vial del Uruguay S.A., a special-purpose company responsible for the projects, although those shares are expected to be sold to private investors. Corporación Vial del Uruguay S.A. and private companies have to date signed 38 contracts worth US$85 million for the construction of bridges and highways.

     At the beginning of 2002, Congress passed a law authorizing ANCAP to associate with private sector enterprises for the purpose of jointly carrying out oil refining and crude oil import activities, and doing away with the existing monopoly by 2006. However, the law was derogated in a plebiscite held on December 7, 2003 in which the Frente Amplio campaigned for derogation.

     In 2001, the government issued a decree approving the provision of postal services by private sector entities in competition with the state-owned postal service. There are numerous companies currently operating in the Uruguayan postal service market.

     In September 2003, the government granted a 30-year concession to Puertas del Sur S.A. for the management and administration of the Montevideo airport.

     Congress is analyzing a law setting forth the regulatory framework for the participation of private enterprises in the gas sector.

Environment

     The principal environmental concerns in Uruguay consist of industrial and urban pollution of water and soil. The Uruguayan Constitution provides for the right to a clean environment and Congress has enacted enabling legislation for the protection of the environment, including legislation which created the Ministry of Housing, Zoning and the Environment (Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente) in 1990. Under a 1994 environmental law, potentially hazardous projects must be approved by the Ministry of Housing, Zoning and the Environment prior to their implementation. In addition to the Ministry of Housing, Zoning and the Environment, environmental supervision and regulation is carried out through many of the departments of the central government and state and municipal governments. In March 2000, Congress enacted a law creating a National System of Protected Natural Areas and granting the Executive Power the authority to incorporate, by decree, areas into this system and limit or prohibit certain activities within and around these protected areas.

     Uruguay has received assistance from the IADB for purposes of improving municipal infrastructure services for garbage collection and sewage treatment. The government presently requires environmental studies to be presented in connection with any proposals for construction and other projects. In addition, all projects financed by the IADB currently require environmental impact studies. Beginning in the late 1980’s, Uruguay also received a series of loans from the IADB to undertake cleaning up Montevideo’s coast, including the shoreline along the Río de la Plata.

Employment and Labor

     Employment

     The adverse effects of the economic recession on the levels of employment were offset in part during the first nine months of 1999 by the government’s decision to increase spending in public sector works. From 2000 to 2002, the contraction of economic activity led to a rise in the nationwide unemployment rate. This increase reflected the incidence of layoffs as well as the growth in the labor supply, as sectors of the population have responded to falling average household income by seeking employment opportunities. Having peaked in 2002, the unemployment rate began to decline in 2003 and, by April 2004, it had receded to 2001 levels. The employment rate fell from 51.6% in 2000 to 51.4% in 2001 to 49.1% in 2002 and to 48.3% in 2003, before rebounding to 49.3% in April 2004. The unemployment rate rose from 13.6% in 2000 to 15.3% in 2001, 17.0% in 2002 before declining to 16.9% in 2003 and to 15.3% in April 2004. The sectors that were most seriously affected by the rise in unemployment in 1999 were the manufacturing industry, trade and general services, which are more sensitive to any short-term variations in demand. Beginning in the last quarter of 1999, the government reduced spending on public sector works, consistent with its fiscal policy adjustments, which led to an overall increase in the unemployment level during 2000. The increases in the unemployment levels from 2000 to 2002 affected most sectors of the economy, including the financial sector, and are largely attributable to the effects of the recession that Uruguay has experienced from 1999 to 2003. The manufacturing, agriculture, livestock and fishing, and commerce, restaurants and hotels sectors accounted for the larger portion of the employment gains in 2003, while in the first quarter of 2004, the construction and general services sectors also contributed to employment recovery.

     The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor
(in thousands of persons, except as otherwise indicated)

	As of December 31,					As of April 30,
	1999	2000	2001	2002	2003	2004
Nationwide:
Labor force(1)(3)	1,388.7	1,409.0	1,446.5	1,424.4	1,414.5	1,420.3
Employment(1)(2)	1,231.8	1,218.7	1,225.7	1,183.4	1,175.4	1,203.6
Participation rate(3)	59.3%	59.6%	60.6%	59.1%	58.1%	58.2%
Employment rate(4)	52.6%	51.6%	51.4%	49.1%	48.3%	49.3%
Unemployment rate(5)	11.3%	13.6%	15.3%	17.0%	16.9%	15.3%
Montevideo:
Labor force(1)(3)	698.8	704.4	722.0	708.8	693.3	694.9
Employment(1)(2)	615.7	606.8	610.2	587.8	577.7	591.6
Participation rate(3)	61.4%	61.4%	62.6%	61.2%	59.7%	59.7%
Employment rate(4)	54.1%	52.9%	52.9%	50.8%	49.7%	50.8%
Unemployment rate(5)	11.8%	13.9%	15.5%	17.1%	16.7%	14.9%

(1)	Total population estimates are based on 1996 census data and forecasts.
(2)	To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.
(3)	Labor force as a percentage of the total population above the minimum age requirement.
(4)	Employment as a percentage of the total population above the minimum age requirement.
(5)	Unemployed population as percentage of the labor force.
Sources:	National Statistics Institute and Banco Central.

     The sectoral composition of employment in Uruguay generally mirrors the sectoral composition of GDP. The exception is the real estate, business, financial and insurance services sectors which together employed 8.6% of the urban workforce while together accounting for 24.8% of GDP in 2003. Uruguay’s public sector employed approximately 19.8% of the working population in 2002.

     The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.

Labor force(1)
(% by sector)

	1999	2000	2001	2002
Agriculture, livestock, fishing and mining	3.9%	4.1%	4.0%	4.0%
Manufacturing, electricity, gas and water, and construction services	25.0	24.2	22.1	21.2
Services	68.9	68.9	66.2	66.6
Other(2)	2.2	2.8	7.7	8.2

Total	100.0%	100.0%	100.0%	100.0%

(1)	Refers to population in cities over 5,000 inhabitants.
(2)	Includes first-time job seekers and people that have been unemployed for more than a year.
Source: National Statistics Institute.

     Unionized labor in Uruguay is concentrated primarily in the public sector and industrial, construction and banking areas of the economy. Since Uruguay’s return to democratic rule and the decline in radical left-wing political activity, unions have declined in power and importance. Nonetheless, strikes and other activities by unions have on occasion disrupted work, including, most recently, general, one-day strikes. In cases of strikes which threaten to have a material adverse effect on private or public sector functions, the government has the ability to declare that the labor functions which are the subject of the strike provide “essential services” to the country. Based on that determination, the government can order workers to end their strike or, alternatively, face arrest or military action. In various instances during the past ten years, the government has threatened to disband or in fact disbanded strikes on the basis that the services provided were essential to the country.

     Wages

     The following table sets forth information about wages for the periods indicated.

Average Real Wages
(annual average % change from previous year,
unless otherwise indicated)

						May
	1999	2000	2001	2002	2003	2004
Average real wages	1.6	(1.3)	(0.3)	(10.7)	(12.4)	(1.2)
Public sector	3.2	(1.5)	1.0	(10.6)	(12.0)	0.0
Private sector	0.9	(1.2)	(0.8)	(10.9)	(12.8)	(1.8)

Source: National Statistics Institute.

     The decline in average real wages since 2000 and the high levels of unemployment evidence the consequences that the protracted recession is having on Uruguay’s economy and population. As part of its efforts to reduce the deficit and close its financing gap, the government elected not to adjust public sector wages during 2002 and set the public sector wage increase for January 2003 at 3%, despite the inflation hike in 2002. In 2003, public sector wages increased nominally by 9.4% and, during the first five months of 2004, public sector wages further increased nominally by 6.2%. Future public sector wage nominal increases remain subject to the fulfillment of the fiscal program.

Poverty and Income Distribution

     Poverty levels in Uruguay increased as a result of the 2002 economic crisis. CEPAL, an agency of the United Nations, estimated that in 2002, 9.0% of urban households of Uruguay could be defined as poor, living on an income which is below the minimum amount needed to purchase essential food and non-food requirements, as compared to 6.1% in 2000 and 8% in 1992. Approximately 89% of Uruguay’s population resides in cities.

     While Uruguay has disparities in the distribution of wealth and income, which increased in recent years, such disparities are not of the same magnitude as those of certain Latin American nations such as Brazil, Colombia, Chile, Argentina, Mexico and Venezuela. As set forth in the table below, in 2002, 27.3% of the national income in Uruguay was concentrated in the hands of the top 10% of the economically active population as compared to 45.7% of the national income for Brazil (2001), 39.1% for Colombia, 39.7% for Chile (2000), 40.7% for Argentina, 31.2% for Mexico and 31.3% for Venezuela.

     The following table outlines the data on income distribution for the periods indicated.

Evolution of Income Distribution of Urban Households
Population of Uruguay 1997-2002
(% of national income)

Income Group	1997	1999	2002
Lowest 10%	3.7%	3.6%	3.7%
Next 10%	5.3	5.1	5.1
Next 20%	12.9	12.9	12.9
Next 20%	16.5	16.0	16.0
Next 20%	21.1	20.9	20.6
Next 10%	14.6	14.5	14.4
Highest 10%	25.8	27.0	27.3

Total	100.0%	100.0%	100.0%

Source:	CEPAL.

     Poverty in Uruguay has been attributed to unemployment and underemployment and the increasing disparity in income between skilled, educated workers and the unskilled and relatively less educated. More recently, increases in poverty are the result of the contraction of the Uruguayan economy. Since one of the principal causes of poverty is poor education, Uruguay has taken steps to improve the country’s educational system. In spite of its high literacy rate, as well as other social development indicators placing Uruguay among the top countries in Latin America, Uruguay’s traditional educational system was suffering mainly from lack of resources, out of date curricula and inadequate teacher training.

     To address these problems, in 1995 the government launched a plan to modernize and expand the educational structure of the country at the primary and secondary level. Costs incurred in connection with this plan have been and will be financed out of the central government’s revenues for each year and, since 1996, a part of such costs have been financed by the government out of the proceeds of loans extended by the World Bank and the Inter-American Development Bank for the implementation of this plan in an aggregate amount of approximately US$130 million. The educational reform has not caused to date, and is not expected to cause in the future, a material increase in the government’s total annual expenditures. The plan provides for an upgrading in teachers’ professional training, increases in salaries for teachers and other employees in primary and secondary schools, the construction of new buildings and classrooms, full-time schooling, the inclusion of children under 5 years old in primary education and a complete revision and updating of programs of study.

     The IADB has also granted Uruguay a US$100 million facility intended to improve the living conditions of the urban poor through a combination of infrastructure investments, improvements in the coverage and quality of social services, and incentives and assistance for the registration of land precariously held.

     The government has also addressed problems relating to poverty through health care accessibility and other measures. Uruguay has a public health system which gives access to services on a sliding-scale basis, where fees are based on a citizen’s ability to pay, and guarantees medical care for workers. The government also maintains funds for the extraordinary medical expenses of the needy.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

     In 2003, Uruguay’s balance of payments registered a surplus of US$1,380 million, compared to a deficit of US$2,328 million for 2002 and a surplus of US$278 million for 2001. In the first quarter of 2004, Uruguay’s balance of payments registered a surplus of US$157 million compared to a surplus of US$14 million recorded in the first quarter of 2003. The balance of payments surplus increased Banco Central’s international reserve assets to US$2,087 million at December 31, 2003, compared to US$772 million a year earlier.

     Current Account

     Uruguay’s current account consists of the merchandise trade balance, non-financial services, net, interest and dividend payments, and current transfers.

     In 1999, Uruguay recorded a current account deficit of US$502 million. The deficit was caused primarily by exports decreasing faster than imports. Merchandise exports increased steadily from 1994 through 1998 but decreased during 1999 as Uruguay lost competitiveness with respect to Brazil and other traditional export markets, whose currencies depreciated against the U.S. dollar. Imports of intermediate and capital goods also decreased during 1999, as the economy contracted. In 2000, a current account deficit of US$566 million was attributable to the decrease in international market prices for Uruguay’s commodity exports, which more than offset the increase in exports in real terms and caused exports to grow at a slower pace than imports, and to higher international interest rates, which resulted in larger interest payments.

     With respect to services, Uruguay has had surpluses, with inflows generated primarily by tourism and international freight revenues, including revenues from transportation services provided by trucks and ships. In 2001, merchandise and service exports dropped by 10.5% in U.S. dollar terms, primarily reflecting the problems caused by the effects of foot-and-mouth disease and a decrease in tourism receipts from Argentina.

     In 2002, the severe outflow of capital and the contraction of domestic demand reduced imports of goods by approximately US$1.0 billion. Exports of goods also contracted in 2002, although by a significantly smaller percentage, providing for a surplus in the merchandise trade balance, which, coupled with a net inflow in interest and dividends, produced a US$322 million surplus in Uruguay’s current account.

     In 2003, an increased surplus in each of the merchandise trade balance and non-financial services, was more than offset by an increase in interest and dividend payments, resulting in a decrease in the current account surplus compared to 2002. Uruguay’s total current account surplus in 2003 was US$52 million. In the first quarter of 2004, Uruguay’s current account continued to record a surplus (US$38 million) compared to a surplus (US$13 million) for the same period in 2003.

     Capital Account

     Uruguay’s capital account includes direct investments, portfolio investments, and short-, medium- and long-term indebtedness.

     Between 1999 and 2001, the government took steps to increase significantly Banco Central’s international reserve assets (primarily by incurring indebtedness) in anticipation of developments in the international economy that could curtail the government’s access to the international capital markets in favorable conditions. The government accessed the international capital markets on six occasions during 2001 and on one occasion during 2002. In 2001, Uruguay’s capital account registered net inflows of US$507 million, compared to US$772 million in 2000. The inflows in 2001 have been associated with capital outflows from Argentina as residents withdrew deposits from the local banking system and transferred funds out of Argentina.

     The government’s efforts to bolster Banco Central’s reserves were undermined in 2002 by the banking crisis and the massive withdrawal of U.S. dollar-denominated deposits from the Uruguayan financial system and the resulting capital outflows. In 2002, capital outflows exceeded the unprecedented level of long term capital inflows, consisting primarily of borrowings by the government, mainly from the multilateral financial institutions.

     Following the gradual stabilization of the banking sector and the successful reprofiling of its external debt in mid-2003, the government accessed the international capital markets twice during the remainder of 2003, raising approximately US$300 million. These borrowings, together with net disbursements by multilateral institutions of US$794 million contributed to the US$158 million capital account surplus for 2003. The government accessed the capital markets again during the first half of 2004 (raising approximately US$100 million). During the first quarter of 2004, however, Uruguay’s capital account registered a deficit of US$13 million compared to a surplus of US$270 million during the first quarter of 2003 because overseas accumulation of assets by Uruguayan commercial banks more than offset direct investment and capital inflows to the public sector.

     As of December 31, 2003, international reserve assets stood at US$2,087 million (excluding US$224.1 million held in the FESB), compared to US$772 million at December 31, 2002. Uruguay received approximately US$793.8 million from multilateral lenders during 2003, net of amounts repaid to multilateral lenders during 2003. During the first quarter of 2004, Uruguay received net transfers of approximately US$139.3 million from the IMF. As of June 30, 2004, international reserve assets stood at US$2,243.8 million (excluding US$39.6 million held in the FESB).

Balance of Payments(1)
(Millions of US$)

											Jan - Mar
	1999		2000		2001		2002(2)		2003(2)		2004(2)
Current account:
Merchandise trade balance	US$	(896.0)	US$	(927.0)	US$	(775.0)	US$	48.0	US$	182.0	US$	(22.0)
Exports		2,291.0		2,384.0		2,139.0		1,922.0		2,273.0		611.0
Imports		(3,186.0)		(3,311.0)		(2,915.0)		(1,874.0)		(2,092.0)		(633.0)
Services, net		377.0		394.0		321.0		153.0		163.0		186.0
Interest and dividends		(34.0)		(61.0)		(63.0)		48.0		(364.0)		(139.0)
Current transfers(3)		50.0		27.0		30.0		72.0		72.0		12.0

Total current account		(502.0)		(566.0)		(488.0)		322.0		52.0		38.0

Capital account:
Direct investments		238.0		274.0		314.0		121.0		271.0		45.0
Portfolio investments(4)		(50.0)		191.0		501.0		300.0		(499.0)		31.0
Other medium-and long-term capital		116.0		138.0		118.0		2,219.0		642.0		94.0
Other short-term capital		58.0		169.0		(426.0)		(2,963.0)		(257.0)		(183.0)

Total capital account, net		362.0		772.0		507.0		(324.0)		158.0		(13.0)

Errors and omissions		151.0		17.0		258.0		(2,326.0)		1,171.0		131

Total balance of payments	US$	11.0	US$	222.0	US$	278.0	US$	(2,328.0)	US$	1,380.0	US$	157

Change in Banco Central international reserve assets(5)	US$	(11.0)	US$	(222.0)	US$	(278.0)	US$	2,328.0	US$	(1,380.0)	US$	(157.0)

Assets:
Gold		(5.0)		210.0		292.0		1.0		0		0
SDRs		0.0		1.0		(1.0)		4.0		(3.0)		(2.0)
IMF position		—		2.0		2.0		(45.0)		—		—
Foreign exchange		(86.0)		(373.0)		(599.0)		(615.0)		1,328.0		153.0
Other holdings		102.0		382.0		583.0		(1,672.0)		55.0		5.0

Total assets	US$	11.0	US$	222.0	US$	278.0	US$	(2,328.0)	US$	1,380.0	US$	157.0

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fifth Edition.
(2)	Preliminary data.
(3)	Current transfers consist of transactions without a quid pro quo, many of which are gifts.
(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.
(5)	Change in Banco Central international reserve assets does not reflect adjustments in the value of gold.
Source: Banco Central.

Foreign Trade

     In 2000, Uruguay’s exports were adversely affected by the devaluation of the Brazilian currency and the recession in Argentina, both of which contributed to a decrease in exports to Brazil and in the number of tourists from Argentina. The appreciation of the U.S. dollar (to which the Uruguayan peso was linked) with respect to the euro, contributed to a slight decrease in exports to the European Union, and declining international prices for several of Uruguay’s commodity exports.

     In 2000, however, exports grew in real terms compared to 1999. Total merchandise exports in 2000 were 2.8% higher than in 1999 (measured in U.S. dollars) despite an overall decrease in international prices. This improvement is attributable to increased exports of traditional as well as non-traditional goods, mostly to Argentina and the United States.

     Exports of goods decreased by 10.5% (measured in U.S. dollars) during 2001 in comparison to 2000. This decrease is attributable mainly to a decrease in international commodity prices as well as decreased demand for Uruguayan exports in Argentina and Brazil.

     During 2002, exports fell by 9.6% in real terms as a result of the Argentinean crisis and the limited ability of the Uruguayan banking sector to provide export financing.

     In 2003, total merchandise exports increased by 18.1% in U.S. dollar terms largely as a result of an increase in primary products and meat exports. During the first quarter of 2004, merchandise exports increased by 33.6% compared to the same period in 2003.

     A significant portion of Uruguay’s merchandise trade has involved trade with its neighbors and principal trading partners, Argentina and Brazil. This regional concentration has subjected Uruguay’s economy to the volatility that has characterized the economies of Uruguay’s neighbors. The Batlle administration has actively promoted Uruguayan exports as well as their diversification, which in 2003 accounted for approximately 20.3% of GDP, in markets both within and outside of Mercosur. The increased competitiveness of Uruguayan exports since 2002 has resulted in exports to the region becoming less significant as a percentage of Uruguay’s total exports. In addition to its bilateral free trade agreement with Mexico, which is due to become effective on July 15, 2004, Uruguay has approached Iran to negotiate bilateral free trade agreements. Uruguay is also pursuing new markets for Uruguayan exports in other parts of the Middle East.

     Merchandise imports increased by 3.2% (measured in U.S. dollars) during 2000 in comparison to 1999. While import levels of capital goods and consumer products decreased during the period, the decrease was offset by the increased imports of intermediate oil products. Imports of goods fell by 11.7% (measured in U.S. dollars) during 2001 in comparison to 2000. This decrease is attributed primarily to an overall contraction in the demand for consumer, intermediate and capital goods. Following the drop in domestic manufacturing activity and consumption, imports of goods fell by 35.8% (measured in U.S. dollars) in 2002 but recovered by 11.5% (measured in U.S. dollars) in 2003. During the first quarter of 2004, merchandise imports increased by 40% compared to the same period in 2003.

     Merchandise Trade

     Uruguay’s trade is heavily concentrated in neighboring countries. Brazil and Argentina are Uruguay’s principal trading partners. Trade with each of those countries has been increasingly affected by currency fluctuations. In 2003, Brazil and Argentina accounted for 21.4% and 7.0% of Uruguay’s merchandise exports and for 20.9% and 26.1% of its merchandise imports. Trade with Brazil and Argentina has remained stable in the first quarter of 2004. Brazil accounted for 17.7% of total Uruguayan exports and 22.5% of total imports, compared to 19.5% and 18.0% during the same period of 2003, while Argentina accounted for 7.7% of exports and 20.3% of imports compared to 6.9% and 30.7% in the same period in 2003.

     The disparity between exports and imports is attributable primarily to the regional economic crisis, which caused demand for Uruguayan products and tourism services to decrease substantially and adversely affected the competitiveness of Uruguayan exports in the region. In 2000, Brazil and Argentina together accounted for 41.0% of Uruguay’s exports and 43.3% of its imports. Merchandise trade with Brazil has declined significantly since 1998, in particular with respect to merchandise exports. Merchandise exports to Brazil accounted for 24.9% of total merchandise exports in 1999 and 23.1% of total merchandise exports in 2000. During 2001 and 2002, merchandise exports to Brazil accounted for 21.4% and 23.4% of Uruguay’s total merchandise exports. Merchandise exports to Argentina accounted for 16.5% of Uruguay’s total merchandise exports during 1999 and for 17.9% of its total merchandise exports in 2000. During 2001 and 2002, merchandise exports to Argentina only accounted for 15.4% and 6.1% of Uruguay’s total merchandise exports.

     Uruguay also conducts a substantial amount of merchandise trade with Europe and Asia. In 2001, Europe accounted for 20.1% of Uruguay’s merchandise exports and 20.9% of its merchandise imports. In 2002, exports to Europe accounted for 26.6% of total merchandise exports, while imports from Europe represented 25.1% of Uruguay’s total merchandise imports. In 2003, exports to Europe represented 26.0% of total Uruguayan exports, and imports accounted for 26.9% of total Uruguayan imports. Between 1994 and 1997, Uruguay increased its merchandise exports to Asia. The continued economic expansion in Asia until the second half of 1997 allowed Uruguay, during the period from 1990 to 1996, to channel a larger share of its merchandise exports to the region, especially to China, Japan and Hong Kong. In 1998 exports to Asia decreased, reflecting adverse economic conditions affecting demand in that region. However, merchandise exports to Asia recovered to 10.1%, 11.0% and 9.6% of Uruguay’s total merchandise exports during 2001, 2002 and 2003.

     Merchandise exports have diversified and increased substantially over time, from US$200 million in the early 1970’s to approximately US$2.8 billion in 1998. Although, merchandise exports decreased to US$1.9 billion in 2002, primarily due to the impact of the uncertainties affecting the Brazilian economy and the recession affecting Argentina, exports recovered in 2003, increasing to US$2.2 billion. Moreover, merchandise exports in the first quarter of 2004 increased to US$812 million compared to US$610 million in the same period in 2003. Merchandise exports in nominal values remained at 1999 levels in 2000 at US$2.3 billion, but declined to US$2.1 billion in 2001 and US$1.9 billion in 2002, largely as a result of the Argentinean crisis. In 2003, merchandise exports recovered due to the improved competitiveness created by the real devaluation of the peso, with exports in nominal values increasing to US$2.2 billion.

     Merchandise exports have historically been concentrated on agriculturally-based manufactured products, such as wool, meat, rice and textiles. Uruguay’s traditional exports are meat and wool which, in 2003, accounted for approximately 24.4% of total merchandise trade. In 2002, meat and wool accounted for 23.4% of merchandise trade. Uruguay was declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and has allowed it to obtain higher prices for its beef. However, an outbreak of foot and mouth disease in Uruguay in 2000 severely affected meat exports during the last quarter of 2000. Although the outbreak was temporarily controlled and Uruguay’s beef exports resumed in the first months of 2001, a new outbreak of the disease affected a larger portion of the Uruguayan countryside. The government responded to the outbreak by implementing a vaccination program aimed at preventing the spread of the disease. Exports of Uruguayan beef to Uruguay’s traditional export markets, including Brazil, Chile, Israel and the European Union, which were closed following the outbreak of foot and mouth disease in 2000 and 2001, resumed during the last quarter of 2001. By late 2002, Canada, Chile and certain other countries had also recognized Uruguay as free from foot and mouth disease and, in 2003, the government had re-established access to the United States market as well. Since the mid-1980s, Uruguay has increased its exports of non-traditional goods, primarily rice, seafood and chemical products. Uruguay has become one of the top seven exporters of rice in the world, although production has declined recently as a result of decreasing international prices.

     From 1994 to 1998, imports into Uruguay increased and became more diverse due to a combination of factors, including increased production and economic activity and the reduction of tariff and non-tariff import barriers. However, imports decreased 11.9% in 1999 to US$3.4 billion as compared to US$3.8 billion in 1998. In 2000, imports increased slightly to US$3.5 billion as compared to US$3.4 billion, primarily due to additional imports of intermediate goods. In 2001, imports totaled US$3.1 billion, of which 58.9% consisted of intermediate goods, while consumer goods represented 27.9% of total imports and capital goods represented 13.2%. In 2002, imports, which consisted of 66.5% of intermediate goods, 23.2% consumer goods and 10.3% capital goods, decreased by 35.8% compared to 2001, as a result of the severe contraction of the Uruguayan economy. With the nascent recovery of the Uruguayan economy, in 2003 total imports increased 11.5% compared to 2002 and consisted of consumer goods (18.8%), intermediate goods (73.2%) and capital goods (8.1%). Total imports have continued to increase in the first quarter of 2004, registering US$902 million (compared to US$647 million in the same period of 2003), of which 17.3% was accounted for by consumer goods, 72.3% by intermediate goods and 10.4% by capital goods.

     The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade
(in millions of US$ and % of total exports/imports)

																Jan - April
	1999			2000			2001			2002			2003(1)			2004(1)
Exports (FOB):
Traditional:	US$	582	26.0%	US$	592	25.8%	US$	435	21.2%	US$	481	25.8%	US$	613	27.9%	US$	260	32.0%
Wool		131	5.9%		133	5.8%		150	7.3%		156	8.4%		146	6.7%		58	7.1%
Meat		362	16.2%		400	17.4%		247	12.0%		279	15.0%		390	17.7%		195	24.0%
Other		89	4.0%		59	2.6%		39	1.9%		46	2.5%		77	3.5%		7	0.8%
Non-traditional:		1,655	74.0%		1,707	74.2%		1,622	78.8%		1,380	74.2%		1,585	72.1%		551	67.9%
Rice		196	8.8%		165	7.2%		168	8.2%		141	7.6%		141	6.4%		28	3.5%
Textiles		134	6.0%		136	5.9%		103	5.0%		65	3.5%		75	3.4%		21	2.6%
Chemicals		97	4.3%		106	4.6%		101	4.9%		83	4.5%		83	3.8%		34	4.2%
Other		1,229	54.9%		1,299	56.5%		1,251	60.8%		1,091	58.6%		1,286	58.5%		468	57.6%
Total exports	US$	2,237	100.0%	US$	2,299	100.0%	US$	2,058	100.0%	US$	1,861	100.0%	US$	2,198	100.0%	US$	812	100.0%

Imports (CIF):
Consumer goods	US$	939	28.0%	US$	910	26.3%	US$	853	27.9%	US$	456	23.2%	US$	411	18.8%	US$	156	17.3%
Intermediate goods		1,876	55.9%		2,084	60.1%		1,803	58.9%		1,306	66.5%		1,602	73.2%		652	72.3%
Capital goods		542	16.1%		472	13.6%		405	13.2%		202	10.3%		177	8.1%		94	10.4%
Total imports	US$	3,357	100.0%	US$	3,466	100.0%	US$	3,061	100.0%	US$	1,964	100.0%	US$	2,190	100.0%	US$	902	100.0%

Trade balance:	US$	(1,120.0)		US$	(1,166.0)		US$	(1,003.0)		US$	(103.0)		US$	8.0		US$	(90)

(1)	Preliminary data.
Source: Banco Central.

Geographical Distribution of Merchandise Trade
(in millions of US$, unless otherwise indicated)

																Jan - April
	1999			2000			2001			2002			2003(1)			2004(1)
EXPORTS (FOB)
Americas:
Argentina	US$	369	16.5%	US$	411	17.9%	US$	316	15.4%	US$	113	6.1%	US$	155	7.0%	US$	62.3	7.7%
Brazil		557	24.9		531	23.1		441	21.4		432	23.2		471	21.4		138.5	17.1
United States		141	6.3		180	7.8		171	8.3		138	7.4		233	10.6		146.8	18.1
Other		330	14.7		379	16.5		365	17.7		275	14.8		377	17.2		139.6	17.2

Total Americas		1,396	62.4		1,501	65.3		1,293	62.8		958	51.5		1,236	56.2		487.2	60.0

Europe:
European Union:
France		18	0.8		17	0.7		17	0.8		19	1.0		20	0.9		7.5	0.9
Germany		111	5.0		90	3.9		97	4.7		109	5.8		145	6.6		54.2	6.7
Italy		72	3.2		69	3.0		71	3.4		88	4.7		89	4.0		33.5	4.1
United Kingdom		80	3.6		72	3.1		66	3.2		79	4.2		78	3.6		30.5	3.8
Other EU		157	7.0		124	5.4		136	6.6		147	7.9		172	7.8		48.0	5.9
Total EU		439	19.6		372	16.2		385	18.7		441	23.7		504	22.9		173.7	21.4
EFTA(2) and other		43	1.9		34	1.5		14	0.7		54	2.9		68	3.1		8.8	1.1

Total Europe		482	21.5		406	17.6		413	20.1		495	26.6		572	26.0		197.3	24.3

Africa		27	1.2		41	1.8		38	1.9		64	3.4		64	2.9		11.1	1.4
Asia		174	7.8		217	9.4		207	10.1		204	11.0		211	9.6		68.3	8.4
Middle East		135	6.1		111	4.8		83	4.0		113	6.0		79	3.6		35.4	4.4
Other		23	1.0		24	1.0		23	1.1		27	1.5		37	1.7		12.3	1.5

Total	US$	2,237	100.0%	US$	2,299	100.0%	US$	2,058	100.0%	US$	1,861	100.0%	US$	2,198	100.0%		811.6	100.0%

IMPORTS (CIF)
Americas:
Argentina	US$	796	23.7%	US$	836	24.1%	US$	706	23.1%	US$	541	27.5%	US$	573	26.1%	US$	183	20.3%
Brazil		652	19.4		667	19.2		626	20.4		390	19.8		459	20.9		203	22.5
United States		375	11.2		336	9.7		271	8.9		164	8.4		166	7.6		62	6.8
Other		320	9.5		318	9.2		344	11.2		149	7.6		103	4.7		45	5.0

Total Americas		2,142	63.8		2,156	62.2		1,947	63.6		1,243	63.3		1,300	59.3		493	54.7

Europe:
European Union:
France		140	4.2		145	4.2		129	4.2		66	3.4		51	2.3		16.6	1.8
Germany		98	2.9		105	3.0		93	3.0		81	4.1		62	2.8		24.8	2.8
Italy		124	3.7		110	3.2		100	3.3		46	2.4		50	2.3		20.6	2.3
United Kingdom		46	1.4		64	1.8		38	1.3		25	1.3		25	1.1		7.0	0.8
Other EU		219	6.5		210	6.0		195	6.4		126	6.4		106	4.8		40.7	4.5
Total EU		627	18.7		634	18.3		555	18.1		345	17.5		293	13.4		109.7	12.2
EFTA(2) and other		121	3.6		165	4.8		85	2.8		148	7.5		296	13.5		7.8	0.9

Total Europe		748	22.3		799	23.1		640	20.9		493	25.1		589	26.9		201.9	22.4

Africa		37	1.1		133	3.8		85	2.8		18	0.9		73	3.3		111.2	12.3
Asia		327	9.8		317	9.1		317	10.4		185	9.4		207	9.5		84.6	9.4
Middle East		80	2.4		32	0.9		47	1.5		7	0.3		7	0.3		6.7	0.7
Other		23	0.7		29	0.8		24	0.8		19	1.0		15	0.7		4.2	0.5

Total	US$	3,357	100.0%	US$	3,466	100.0%	US$	3,061	100.0%	US$	1,964	100.0%	US$	2,190	100.0%	US$	901.7	100.0%

(1)	Preliminary data.
(2)	European Free Trade Association.
Source: Banco Central.

     In 1989, import tariffs ranged from a maximum of 40% to a minimum of 10% (certain capital and intermediate goods were exempt from tariffs). The government began reducing tariffs gradually on its own account in 1990 and, since 1991, the government has reduced tariffs as part of regional Mercosur initiatives. Since January 1995, tariffs on raw materials not produced domestically have ranged from 2–6%, tariffs on intermediate goods from 8–16% and tariffs on consumer goods from 10–20%. More importantly, the government has substantially reduced non-tariff barriers, including the reference and minimum import prices on which tariffs are applied. Since 1989, the government has reduced the number of goods subject to reference prices from 423 to zero. Currently there are no reference or minimum prices for goods purchased from Mercosur countries. In the case of goods purchased from non-Mercosur countries, all minimum prices were eliminated. Other outstanding barriers have also been lowered in general. Quantitative import restrictions were eliminated in the mid-1970s. In response to economic developments affecting several Asian economies, Mercosur member states implemented a transitional measure, effective January 1, 1998, increasing the common external tariff on all products by 3% through December 31, 2000. This percentage was later reduced to 2.5% and eliminated as of January 1, 2004. In response to the imbalances created within Mercosur during 2001, Uruguay imposed a 1.9% duty on imports (other than capital goods) from all countries, which is in addition to any existing tariffs, and granted exporters additional tax reimbursements to improve their competitiveness. In response to the adverse effects of the Argentine crisis on the Uruguayan economy, the government imposed specific import duties on certain imports from Argentina and required importers of certain Argentine products to obtain seller financing for terms ranging from 45 to 180 days. In 2002, the government rescinded the requirement to obtain Seller financing for all products from Argentina and, in 2003, the specific import duties imposed on Argentine products in response to the crisis were decreased significantly. See “Foreign Policy and Membership in International and Regional Organizations” and “—Effects of Mercosur on Trade.”

     Services Trade

     Uruguay’s services trade is heavily concentrated in Argentina and Brazil and is driven principally by tourism and, until the 2002 banking crisis, financial services.

     Gross tourism receipts declined steadily since reaching their peak in 1997, dropping by 42.6% in 2002 compared to 2001 and by another 1.7% in 2003 compared to 2002. However, beginning in the first quarter of 2004, tourism receipts have begun to recover, growing by 49.3% compared to the same period in 2003. Tourism is the most important individual item driving Uruguay’s foreign currency earnings.

Revenues from Tourism

	Number
	of Tourist	Gross Tourism
	Arrivals	Receipts
	(in thousands)	(in millions of US$)
1999	2,273	704
2000	2,236	713
2001	2,136	611
2002	1,354	351
2003	1,508	345
2004(1)	1,758	451

(1)	January through April.
Sources: Banco Central.

     During the 1990s, Uruguay’s tourism sector benefited from the improving economic situation in the region, particularly in Brazil and Argentina, and increased sophistication of the services offered

(including increased and diversified offerings of cultural, social and sports activities). There was a growth in repeat weekend travelers to Punta del Este, and through 1997 an increase in ownership of houses and apartments in this beach area by Argentines. New tourism services in regions outside of Punta del Este have also developed, in particular in the northern part of Uruguay where there are several thermal baths and “tourist” estancias, or ranches which have attracted tourists from regional and urban areas and from Europe and the United States during Uruguay’s low season in winter. During 1998 and 1999, tourism receipts decreased by 8% and 7.5% compared, in each case, to the prior calendar year. The overall number of tourists visiting Uruguay decreased slightly during 2000 compared to 1999, although gross tourism revenues remained practically unchanged. The number of tourists visiting Uruguay held steady between 2000 and 2001, but dropped by more than 35% in 2002 due to the sharp decline in the number of tourists from Argentina. While the number of tourist arrivals remained relatively stable in 2003 compared to 2002, in the first quarter of 2004 the number of arrivals had already eclipsed the total number of tourist arrivals in each of 2002 and 2003 due to the return of large numbers of Argentine tourists.

     The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals
(% by country)

	1999	2000	2001	2002	2003	2004(1)
Argentina	67.4%	67.6%	69.2%	60.1%	57.5%	60.7%
Brazil	6.8	6.3	5.7	8.7	10.0%	9.4%
Other	25.8	26.1	25.1	31.2	32.5%	30.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	January through March.
Sources: Banco Central and the Ministry of Tourism.

     Until the 2002 banking crisis, financial services, primarily banking and corporate services, contributed to the growth in services exports. Uruguay’s bank secrecy laws and ability of companies to issue bearer shares has attracted foreign funds. Deposits by non-residents with the financial sector, which were approximately US$2.4 billion in 1994, increased to approximately US$5.3 billion in 2000, and to US$6.5 billion at December 31, 2001. In 2002, deposits by non-residents with the financial sector decreased significantly to less than US$2.4 billion at December 31, 2002, including approximately US$1.1 billion held at Banco Galicia Uruguay, Banco de Crédito, Banco Montevideo and Banco Comercial, all of which had been suspended and have now been liquidated. Following the banking crisis, deposits by non-residents began to increase and at April 30, 2004 totaled US$1.6 billion, representing 19% of total deposits held with the Uruguayan banking system.

     Effects of Mercosur on Trade

     The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. Internal tariff rates among Mercosur countries have been reduced to zero, with the exception of certain sensitive products that are country specific and that are subject to a transitional regime established under the Mercosur Treaty. By December 31, 2000, all internal tariffs had been phased out, with the exception of sugar and automobiles.

     With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. Protection from competition for certain industries has been provided by delaying convergence in some sectors (including telecommunications, capital goods and computers), and by allowing each member to take specific exceptions to the common external tariff. Those exceptions are scheduled to be gradually eliminated by the year 2006. In addition, the Mercosur countries have agreed to coordinate policies in certain areas, including agriculture, industry, transport and trade in services, and several working groups are currently engaged in policy coordination negotiations.

     The Mercosur Treaty contemplated that commercial agreements with other trading partners would be negotiated by Mercosur and not by the members separately. See “Foreign Policy and Membership in International and Regional Organizations.”

     The devaluation of the Argentine peso in January 2002 and other measures taken by the Argentine government brought Argentina’s foreign trade to a virtual standstill in the first quarter of 2002. The Argentine crisis adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay cannot fully assess the long-term implications of the Argentine crisis for Mercosur. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to export markets by Uruguayan products.

     Certain barriers to the comprehensive regional integration initiated by Mercosur still exist. Agriculture border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, leading to delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constitutes a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Infrastructural development of roads, bridges and railways is also necessary to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. Negotiations are under way as to the implementation of the agreement.

Foreign Investment

     Foreign investment in Uruguay has been traditionally directed towards the construction and tourism sectors. Uruguay has a legislative framework that ensures equal treatment of foreign and local investors and foreign access to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors.

     Uruguay does not require the registration of foreign investment. In each of 2002 and 2003, estimated foreign direct investment accounted for US$121.0 million and US$271.0 million, respectively, of Uruguay’s balance of payments.

MONETARY SYSTEM

Banco Central

     Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves of Uruguay, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks. Banco Central has the principal responsibility for the implementation of monetary policies, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.

     The Board of Directors of Banco Central is composed of three members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors with ratification by the Congress required.

     Banco Central’s current charter, which was enacted in 1995, defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Under its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities having an aggregate principal amount of up to 10% of the central government’s previous year’s expenditures net of interest payments (currently somewhat less than 2% of GDP). However, Banco Central can serve as a financial agent of the government under article 50 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.

     Monetary and Exchange Rate Policy

     Until June 2002, Banco Central managed Uruguay’s inflation stabilization policy by setting a peso/U.S. dollar exchange rate band that drifted at a present monthly rate of devaluation and allowed the peso/U.S. dollar exchange rate to fluctuate within a band without prompting Banco Central intervention in the foreign exchange markets. The system was designed to allow for adjustments in the relative prices of Uruguayan products without requiring deflation of domestic prices. This “crawling peg” system provided an anchor for the stabilization plan and succeeded in reducing inflation from a rate of 129% (as measured by the CPI) in 1990 to 3.6% in 2001. In June 2001 and January 2002, Banco Central widened the band and accelerated the rate of devaluation of the peso in an attempt to mitigate the ongoing adverse effects on Uruguay’s economy, first of Brazil’s devaluation in 1999 and subsequently of Argentina’s devaluation in January 2002. Inflation targets were administered through a foreign exchange policy.

     Sensitive to the risk of a run on the currency and to avoid the need to adopt exchange controls and restrict capital flows, Uruguay completed its transition to a fully floating exchange system and floated the peso effective June 20, 2002. Since the peso was allowed to float, Banco Central pursued interventions solely to ensure the orderly operation of the foreign exchange market. During the remainder of 2002, the peso lost approximately 37% of its value in relation to the U.S. dollar.

     Having relinquished the use of exchange rate policies to determine inflation objectives, Banco Central adopted the peso monetary base as a nominal anchor and committed to a monetary base increase consistent with the inflation objective set for the period. During 2003, the monetary base increased by 21.2%, as compared to December 2002, the annual rate of inflation was 10.2% and the peso/U.S. dollar exchange rate marked its lowest point on June 11, 2003 at Ps.26.150 per US$1.00 and its highest point on May 7, 2003 at Ps.29.540 per US$1.00.

     For 2004, based on the government’s inflation forecast range of 7% to 9% and other macroeconomic projections, Banco Central announced a range for the average monetary base of the fourth quarter of 2004 of Ps.12,802 million to Ps.14,149 million (the average monetary base of the fourth quarter of 2003 was Ps.13,678 million). The monetary base target is tied to the projected annual inflation rate and is revised quarterly, unless additional adjustments are necessary. Monetary reports are issued monthly.

     To regulate liquidity in the market, Banco Central conducts periodic auctions of Banco Central notes in domestic currency. The ability of Banco Central to implement an effective monetary policy is curtailed by the high degree of dollarization of the Uruguayan economy. Approximately 91% of all deposits held with the banking system are denominated in foreign currencies, primarily U.S. dollars.

     Liquidity and Credit Aggregates

     The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) and international reserve assets as of the dates indicated.

Monetary Base and Banco Central’s International Reserve Assets(1)
(in millions of US$)

	As of December 31,												As of May 31,
	1999		2000		2001		2002			2003			2004
Currency, including cash in vaults at banks	US$	848.3	US$	756.7	US$	639.8	US$	367.7		US$	417.9		US$	372.3
Others		83.1		41.6		43.5		70.5			70.4			70.6

Monetary base	US$	931.4	US$	798.4	US$	683.3	US$	438.2		US$	488.3		US$	442.9

Banco Central international reserve assets	US$	2,601.8	US$	2,777.7	US$	3,100.0	US$	772.0	(3)	US$	2,086.7	(3)(4)	US$	2,359.3	(3)(5)

Of which gold represents	US$	524.8	US$	294.5	US$	2.3	US$	2.9		US$	3.5		US$	3.3

(1)	All figures are at market value as of the date indicated.
(2)	Preliminary data.
(3)	This amount does not include US$507.5 million held by the FESB at December 31, 2002, US$224.1 million at December 31, 2003 and US$224.6 million at May 31, 2004.
(4)	This amount includes US$303 million disbursed by the IMF on March 20, 2003, US$204 million disbursed by the IMF on July 15, 2003, as well as US$1,044.4 million of reserves and voluntary deposits of the Uruguayan banking system, including US$495.2 million of Banco de la República, with Banco Central.
(5)	This amount includes US$303 million disbursed by the IMF on March 20, 2003, US$204 million disbursed by the IMF on July 15, 2003, US$139 million disbursed by the IMF on February 25, 2004, as well as US$1,153.4 million of reserves and voluntary deposits of the Uruguayan banking system, including US$483.0 million of Banco de la República, with Banco Central.
Source: Banco Central.

     As of May 31, 2004, the ratio of Banco Central international reserve assets (excluding amounts held by the FESB) to the monetary base was approximately 5.3 to 1, compared to a ratio of 4.3 to 1 as of December 31, 2003 and 1.8 to 1 as of December 31, 2002. Furthermore, as of May 31, 2004, the international reserve assets of Banco Central (excluding amounts held in the FESB) represented the equivalent of approximately 11.8 months of merchandise imports compared to a similar coverage at December 31, 2003 and a coverage of 5 months of merchandise imports at December 31, 2002.

     As a result of an increase in commercial bank reserves, voluntary deposits and foreign currency purchases, Banco Central’s international reserve assets increased to US$2,086.7 million (excluding amounts held in the FESB) on December 31, 2003. At May 31, 2004, Banco Central’s international reserve assets (excluding amounts held in the FESB) had increased further to approximately US$2,359.3 million, largely due to foreign currency purchases and IMF disbursements.

The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators
(percentage change based on peso-denominated data)

	1999	2000	2001	2002	2003
M1 ( % change)(1)	6.4%	(0.7)%	(4.1)%	0.9%	35.0%
M2 ( % change)(2)	6.2%	3.6%	(8.9)%	(7.8)%	29.7%
Credit from the financial system ( % change)	12.0%	(7.9)%	(1.6)%	(18.9)%	(23.5%)
Average annual peso deposit rate	14.2%	12.1%	14.3%	42.9%	19.8%

(1)	Currency in circulation plus peso-denominated demand deposits.
(2)	M1 plus peso-denominated savings deposits.
Source: Boletín Estadístico and Banco Central.

Liquidity and Credit Aggregates
(in millions of US$)

	As of December 31,
	1999		2000		2001		2002		2003
Liquidity aggregates (at period end):
Currency, excluding cash in vaults at banks	US$	657.4	US$	581.9	US$	477.7	US$	282.0	US$	322.2
M1(1)		1,542.5		1,421.5		1,155.8		633.0		793.1
M2(2)		2,310.6		2,222.6		1,714.9		858.5		1,033.9
M3(3)		13,564.2		14,434.9		15,684.8		8,605.1		8,935.5
Credit aggregates (at period end):
Private sector credit		9,906.7		9,632.6		8,859.0		6,215.8		4,414.6
Public sector credit		1,051.6		1,192.7		1,368.8		1,009.8		360.9

Total domestic credit	US$	10,958.3	US$	10,825.2	US$	10,227.8	US$	7,225.5	US$	4,775.4

Deposits:
Uruguayan peso deposits		1,653.2		1,640.6		1,237.3		576.4		711.7
Foreign-currency deposits		11,253.6		12,212.4		13,969.9		7,746.6		7,901.6	(4)

Total deposits	US$	12,906.8	US$	13,853.0	US$	15,207.2	US$	8,323.0	US$	8,613.3

Deposits of non-residents	US$	4,530.5	US$	5,258.2	US$	6,556.5	US$	2,315.2	US$	2,221.3

(1)	Currency in circulation plus peso-denominated demand deposits.
(2)	M1 plus peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars.
(4)	Of which approximately US$1,678 million (based on November 30, 2003 information) comprise time deposits with Banco de la República with maturities rescheduled pursuant to Law 17,523 of August 4, 2002.
Source: Banco Central.

     Inflation

     The following table shows changes in the CPI and the WPI for the periods indicated.

	Percent Change from
	Previous Year at Period End
	Consumer	Wholesale
	Prices	Prices
1999	4.2	(0.3)
2000	5.1	9.5
2001	3.6	3.8
2002	25.9	64.6
2003	10.2	20.5
For the 12 months ended May 2004	9.4	18.9
For the 12 months ended June 2004	9.6	21.7

Source: Banco Central.

     Governmental initiatives to control fiscal expenditures combined with a sustained decrease in the rate of devaluation of the nominal exchange rate led to a steady reduction in the yearly consumer price inflation rate between 1991 and 1999. The decline in inflation was also considerable at the wholesale price level as shown on the table above. The basket of goods used to calculate the wholesale price index is subject to significant foreign competition, thus changes in the WPI tend to track the devaluation rate more closely than changes in the CPI. The decrease in the inflation rate in recent years is attributable, in part, to the economic recession affecting Uruguay and the region during such period. In 2000, the inflation rate rose to 5.1%, primarily due to the impact of rising international oil prices on the Uruguayan economy. The inflation rate decreased to 3.6% in 2001. Despite the exchange rate adjustments effected by Banco Central on June 19, 2001, domestic inflation for 2001 was at the lower end of the target range of 3.5% to 5.5% agreed with the IMF. As a result of the adjustment of relative prices following the decision to float the peso in June 2002, inflation increased in 2002, finishing the year at 25.9%. In 2003, consumer price inflation declined significantly to 10.2%, largely due to the stabilization of the value of the peso. Inflation for the twelve months ended May 31, 2004 declined to 9.4%. However due to the recovery in domestic economic activity, electoral uncertainties and the appreciation of the euro, the Argentine peso and the Brazilian real, inflation for the twelve months ended June 30, 2004 increased slightly to 9.6%.

     The weighted average interest rate for 30 to 180 day term deposits in U.S. dollars in private banks declined from 4.06% in December 2002 to 1.09% in December 2003 and stood at 0.88% in May 2004. The weighted average interest rate for 30 to 180 day term deposits in pesos in private banks decreased from 64.63% in December 2002 to 7.62% in December 2003 and stood at 6.13% in May 2004. The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy in 2002 and early 2003 resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions. Since the beginning of 2003, the number of loan defaults and insolvencies has abated. Nevertheless local financial institutions have been reluctant to resume extending credit to local businesses to any significant extent.

     For a discussion of Uruguay’s past policies regarding inflation see “The Economy—History and Background,” “2002 Economic Crisis and 2003 Developments” and for a discussion of Uruguay’s current monetary policy see “The Economy —Monetary and Exchange Rate Policy.”

     Foreign Exchange and International Reserves

     Foreign Exchange. Between 1990 and June 2002, the Uruguayan peso was devalued relative to other currencies on a gradual basis. This exchange rate policy helped reduce inflation without inducing sharp changes in relative prices. Banco Central allowed the peso/U.S. dollar exchange rate to fluctuate within a band of its value (initially set at 3%) and the bounds of the band were adjusted upward by 0.6% each month. During 1999, and in part as a response to the adverse economic environment, Banco Central allowed the rate of devaluation of the peso relative to the U.S. dollar to reach 7.44% for the year, thereby exceeding the rate of inflation and causing a real devaluation of the peso relative to the dollar. During the first three months of 2000, the peso/U.S. dollar exchange rate remained at the lower end of the bounds of the exchange rate band within which it was allowed to fluctuate, reflecting a high demand for money and low liquidity surplus. During the second and third quarters of 2000, the exchange rate increased, due to a seasonal reduction in money demand and a larger fiscal deficit, which resulted in a shift in the exchange rate towards the center of the band. Also as a result of seasonal factors, the exchange rate approached the lower end of the band towards the end of 2000. Interest rates for deposits in foreign currencies continued to track movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000. Following the adoption by Argentina in June 2001 of measures relating to its foreign exchange regime designed to increase the competitiveness of Argentine industries by subsidizing exports with reimbursements and taxing imports, Banco Central adjusted the rate of devaluation of the Uruguayan peso relative to the U.S. dollar from 0.6% to 1.2% per month through December 31, 2001 and the band of fluctuation for the peso to U.S. dollar exchange rate from 3% to 6%.

     In response to the new economic environment in the region, in January 2002 Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to U.S. dollar exchange rate from 6% to 12%. The continued devaluation of the Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. A steep devaluation of the peso followed, reaching its lowest point on September 10, 2002, when the exchange rate reached Ps.32.325 per US$1.00. Since then, although still subject to volatility, the peso has strengthened versus the U.S. dollar. As of June 30, 2004, the peso traded at Ps.29.65 per US$ 1.00. See “The Economy—2002 Developments” and “—Monetary and Exchange Rate Policy.”

     Since the mid-1970’s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.

     The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period End
1999	11.735	10.818	11.346	11.610
2000	12.505	11.615	12.097	12.505
2001	14.768	12.495	13.317	14.768
2002	32.325	14.025	21.309	27.170
2003	29.540	26.150	28.160	29.290
12 months ended June 30, 2004	29.810	26.540	28.823	29.650

(1)	Daily interbank end-of-day bid rates.
Source: Banco Central.

     International Reserves. The following table shows the composition of the international reserve assets of Uruguay’s banking system at each of the dates indicated.

International Reserve Assets of the Banking System

	As of December 31												As of April 30,
	1999		2000		2001		2002			2003			2004
	(in millions of US$ at period end)
Banco Central	US$	2,601.8	US$	2,777.7	US$	3,100.0	US$	772.0	(1)	US$	2,086.7	(1)	US$	2,259.8	(1)
Banco de la República		637.7		560.3		632.1		294.0			912.0			1,051.0
Private Banks		4,088.6		4,908.0		4,549.5		2,413.1			2,717.2			3,100.2

International reserve assets	US$	7,328.1	US$	8,246.0	US$	8,281.6	US$	3,479.1		US$	5,715.9		US$	6,411.0

(1)	This amount does not include US$507.5 million held by the FESB at December 31, 2002, US$224.1 million at December 31, 2003 and US$224.5 million at April 30, 2004.
Note:  Ounces of gold valued at market prices.
Source:  Banco Central.

     As of June 30, 2004, Banco Central's international reserve assets totaled approximately US$2,244 million, including US$1,272 million reserves and voluntary deposits of the Uruguayan banking system, of which US$540 million were claims of Banco de la República and Banco Hipotecario. That level of international reserve assets represents approximately 5.4 times the total monetary base and approximately 11 months of imports.

     The voluntary deposits and reserves held with Banco Central by the Uruguayan banking system can be withdrawn by banks at any time. Changes in Banco Central's policies and other external factors, including interest rates, affecting the banks' medium- and long-term portfolio decisions could cause and, in the past, have caused the banks to withdraw these voluntary deposits. During the first two weeks of July 2004, banks withdrew approximately US$264 million of reserves and voluntary deposits causing Banco Central's gross international reserve assets to drop below US$2.0 billion. There can be no assurances that amounts withdrawn will be re-deposited with Banco Central.

The Financial Sector

Prudential regulation, supervision and financial system

     Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity, as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter as enacted in 1995, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Instituciones de Intermediación Financiera, or the Bank Superintendency. From time to time, and at least on a bi-annual basis, the Bank Superintendency conducts a full audit of each bank’s activities.

     The Bank Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions currently classify loans into the following categories in accordance with objective and subjective criteria, without regard to collateral:

Category 1:	Normal risk: Borrowers included in this category are considered capable of repaying their obligations with the revenues generated from their businesses. Current loans and loans up to 30 days past due are included in this category. Provisions of 0.5% are required for this category.

Category 2:	Potential risk: Borrowers included in this category may have past due obligations between 30 and 60 days, or have been occasionally in non-compliance with their obligations, or are experiencing certain temporary problems that may affect their capacity to repay their obligations in accordance with their original terms. Provisions of 5.0% are required for this category.

Category 3:	Real risk: Borrowers included in this category may have past due operations between 60 days and 150 days, or may be delayed in the filing of their financial reports between 60 and 180 days, or have accumulated losses from previous years that do not affect solvency. Provisions of 20% are required for this category.

Category 4:	High risk: Borrowers included in this category may have past due obligations for over 150 days (they are recorded as “debtor in process of collection”), or delays of over 180 days in filing financial information, or symptoms of eroding solvency, or legal problems that impede the normal development of their businesses. Provisions of 50% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category may have past due operations for over 240 days (they are recorded as “delinquent credits”), or may be absent, or in bankruptcy, or negotiating with creditors, or material legal suits may be pending against them but show little chance of collection, or present obvious solvency problems, or may not be capable of servicing debt. Provisions of 100% are required.

     Banco Central substantially adheres to the requirements of the Basle Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 10% in the case of banks, financial cooperatives and financial houses, and 8% in the case of off-shore banks. Effective June 30, 2004, Banco Central requires banks, financial houses and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) of Ps.221 million. In the case of offshore banks, the minimum capital requirement is US$4.5 million. Existing financial institutions were required to comply with the new level of minimum capital requirement by December 2003 in the case of banks and offshore banks; compliance is required by December 2004 in the case of financial houses, and by December 2006 in the case of cooperatives.

     As of April 30, 2004, private financial institutions had on average a total capital to risk-weighted assets ratio of approximately 19.0%, compared to the 10% required by Banco Central. All private banks (excluding entities that have been liquidated) and the state-owned Banco de la República met their capital to risk-weighted asset ratios. Three institutions accounting for less than 8% of total assets of the system were required to implement a capitalization program under the supervision of Banco Central to allow them to comply with capital adequacy regulations by April 2004. The capitalization programs that have been proposed are currently being reviewed by the Superintendency or Financial Institutions.

The Uruguayan Banking System

     Commercial banks in Uruguay typically provide full-service banking. Of the 13 private banks operating in Uruguay as of April 2004, seven are Uruguayan corporations (mostly owned by foreign banks) and six are branches of foreign banks. In accordance with current legislation, the Republic guarantees the deposits of the two state-owned banks, Banco de la República and Banco Hipotecario, and of Banco Central, and the performance and payment obligations of Banco de Seguros del Estado. In

November 2002, Banco Hipotecario transferred all of its foreign-currency denominated deposits to Banco de la República and is currently being restructured. Consequently, the services Banco Hipotecario is authorized to provide have been limited.

     Nuevo Banco Comercial, which was created by the government with the purpose of acquiring the recoverable assets of three banks that were liquidated in December 2002, is subject to the laws and regulations applicable to private financial institutions, and its deposits are not guaranteed by the Republic. Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and from nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members.

     Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of April 30, 2004, Banco de la República held approximately 44% of deposits of the non-financial sector with the financial system (off-shore banks excluded). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term loans for industrial and farming activities, as many private banks geared their business toward short-term loans. Some private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.

The 2002 Banking Crisis

     Volatility in Argentina at the end of 2001 caused an increase in deposits by non-residents with the Uruguayan banking system. As of December 31, 2001, U.S. dollar deposits in the financial system totaled US$14.2 billion compared to US$12.4 billion as of December 31, 2000. However, Uruguay’s two largest private banks, BGU and Banco Comercial, were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002. Between December 2001 and January 2002, depositors withdrew a total of US$564 million from BGU and Banco Comercial.

     As of December 31, 2001, BGU was the second largest private bank in Uruguay, with assets of approximately US$1.7 billion and deposits of approximately US$1.3 billion. BGU is a subsidiary of Banco de Galicia y Buenos Aires S.A. Its core business consisted of taking deposits from, and making loans to, Argentine persons and companies. The adoption of capital controls by the Argentine authorities in December 2001 severely limited BGU’s access to liquidity. Depositors withdrew US$194 million from BGU during January 2002. BGU quickly depleted its liquid assets and did not qualify to receive liquidity assistance from Banco Central. Banco Central took control of BGU on February 13, 2002 and instituted a suspension of its operations. On May 31, 2004, Banco Central revoked BGU’s banking license and, although the Ministry of Finance has not withdrawn BGU’s authorization due to pending obligations, BGU is no longer permitted to operate as bank.

     Banco Comercial was the largest private bank in Uruguay with US$2.0 billion in assets and US$1.3 billion in deposits as of December 31, 2001. Banco Comercial was the Uruguayan private bank with the largest branch network in the country. It provided payment services to numerous Uruguayan entities. Out of total deposits held with Banco Comercial as of December 31, 2001, approximately 25% were placed by non-residents. Banco Comercial was also affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía

General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25% of the bank’s equity and replaced management. The three former shareholders have alleged that the Republic failed to comply with certain obligations assumed by the Republic in connection with the February 2002 agreement relating to the capitalization of Banco Comercial. They have claimed from the Republic a payment of US$100 million plus certain ancillary expenses. The Republic has disputed the claim, and the matter has been submitted to arbitration. Banco Comercial also received US$10 million (net of repayments) in emergency liquidity lines from Banco Central and direct financial support from the Uruguayan government for an additional US$277.4 million. The capital contributions, together with the financial assistance, enabled Banco Comercial to continue operating during the first seven months of 2002. Banco Comercial lost approximately US$787 million (56% of its total deposits held for the non-financial sector) in U.S. dollar-denominated deposits between January 1, 2002 and July 30, 2002, when Banco Central declared a bank holiday and instituted a suspension of Banco Comercial’s operations.

     Withdrawals of deposits continued in March 2002, although at a slower pace. The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. April 2002 initially showed a decrease in the level of withdrawals, but the positive trend reversed during the last week of the month, following the announcement of a new bank holiday in Argentina. Investor confidence in the region and, in particular in Brazil, decreased as evidenced by the prices at which sovereign bonds traded in the secondary market.

     Expectations that Uruguay would receive additional assistance from the IMF caused the pace of deposit withdrawals to decrease in the last two weeks of May 2002. Despite the decrease in withdrawals, amounts withdrawn in May 2002 totaled approximately US$1,553 million.

     The wave of deposit withdrawals continued in June 2002. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management. Between May 17 and July 29, 2002, Banco Montevideo/La Caja Obrera received US$137 million of Banco Central liquidity assistance and an additional US$229 million of financial support from the central government (through the CND). Although the government received approximately US$500 million from the IMF on June 29, 2002, confidence in the Uruguayan financial system continued to erode.

     The liquidity assistance provided by the authorities to domestic banks to help stem the run on deposits failed to restore confidence. Between June 1 and July 30, 2002, total deposits in the financial system decreased by US$2,206 million. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately lasted for four business days).

     To avoid the adverse consequences of the general deposit freeze imposed by Argentina in 2001, the Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito.

     On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law implemented the program designed by the Uruguayan authorities to safeguard the country’s payment and financial system by (i) providing for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extending the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario to three years, (iii) transferring foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitating the liquidation of insolvent banks. During the last quarter of 2002, the government caused Banco Hipotecario to transfer all deposits to Banco de la República. Banco Hipotecario’s operations have been streamlined and its license to receive deposits has been limited.

     On August 4, 2002, Uruguay and the IMF reached agreement on adjustments to Uruguay’s economic program and Uruguay gained access to US$1,372 million of additional assistance from the IMF, the World Bank and the IADB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.

     During August and September 2002, foreign currency-denominated deposits with the Uruguayan banking system decreased by an additional US$547 million. In October 2002, deposits began to flow back into the system, increasing by approximately US$379 million in the four-month period ended January 29, 2003.

     On December 27, 2002, Congress enacted an amendment to the banking law (Law 17,613) aimed at strengthening the banking system. The newly-enacted law imposes reporting obligations on bank employees that acquire knowledge of irregularities, authorizes the Superintendency of Financial Institutions to impose fines on the state-owned banks, and creates a public register for bank shareholders. The law also provides the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002 and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expands the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandates a deposit insurance program (which remains to be implemented). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, Nuevo Banco Comercial. Nuevo Banco Comercial, which is owned by the government, was the only bidder at the auction of the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera). Nuevo Banco Comercial commenced its operations in March 2003, with preliminary figures indicating that it had loans totaling US$652 million, net of provisions (of which US$374 million were non-performing loans), and time deposits amounting to US$705 million. The initial equity of Nuevo Banco Comercial was US$127 million, and it had total assets for approximately US$890 million. The non recoverable assets of the three liquidated banks are held by liquidation funds presently managed by Banco Central. Deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial entitle depositors to a pro rata share of the assets held by the corresponding liquidation fund. Nuevo Banco Comercial will repay the deposits assumed upon its establishment in quarterly installments from September 2003 through September 2009. Nuevo Banco Comercial was granted a put option against the liquidation funds, pursuant to which it may decide to sell back the assets of the liquidated banks to the liquidation funds. Although on December 31, 2003 Nuevo Banco Comercial exercised its option and returned assets equal to US$131 million, a final confirmation of the put is pending the liquidation fund’s confirmation and acceptance of the assets.

     On February 28, 2003, Banco Central decided to liquidate Banco de Crédito, whose operations were suspended in August 2002. The decision was adopted after attempts to reach an agreement to transfer control to the minority shareholder failed. Banco Central had conditioned the transfer of control on a significant capital contribution and a strict business plan.

     BGU, which was suspended in February 2002, paid back 3% of its deposits on January 7, 2003 and has reached an agreement with its depositors on the schedule for future payments. Since its suspension, BGU has been prohibited from conducting any activities other than maintaining certain custody accounts for existing clients. On May 31, 2004, Banco Central revoked BGU’s banking license and, although the Ministry of Finance has not withdrawn BGU’s authorization due to pending obligations, BGU is no longer permitted to operate as bank.

     During the 2002 crisis, with the exception of BGU and Banco Comercial, foreign-owned banks in Uruguay funded deposit outflows from their own resources. In 2002, foreign shareholders made capital contributions totaling the equivalent of approximately US$68 million to Uruguayan private banks.

     The share of non-performing loans (NPLs) on total loans issued to the non-financial sector increased during the 2002 crisis. For all active private institutions excluding off-shore banks, NPLs increased from 5% to 16% on a net basis (from 10% to 25% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation affected the ability of local borrowers that did not penetrate foreign exchange revenues to pay back their debts, which were mostly denominated in dollars. The increase of non-performing loans also, however, reflected the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. In order to fund the deposit outflow, most banks ceased extending loans and, as a result, the share of NPLs increased.

     Banco Central took measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution (“responsabilidad patrimonial básica”) and also issuing instructions to banks that require the value of any collateral to be reappraised after July 30, 2002 so as to factor into such valuation the impact of the devaluation of the peso.

The Banking System in 2003

     The gradual recovery of deposits by the banking system noted during the last quarter of 2002 was suddenly reversed with the withdrawal of approximately US$353 million of deposits between January 30 and February 7, 2003. Banco Central’s international reserve assets declined by US$59 million during this period due to rumors suggesting that the government was analyzing a mandatory conversion of foreign-currency denominated obligations into pesos or “pesification” similar to certain measures taken by Argentina after the devaluation of the Argentine peso in 2002. Beginning in March 2003, the level of deposits in the non-financial sector started to increase and by April 2004 had reached US$7.7 billion (off-shore banks and financial houses excluded). The successful reprofiling of the government’s foreign-currency denominated debt in June 2003 assisted in reducing the uncertainties and volatility that were affecting the Uruguayan banking system. At December 31, 2003 and May 31, 2004, deposits held with the banking system (excluding non-residents), of which 89% denominated in foreign currencies, stood at US$6.5 billion and US$7.0 billion, respectively. Approximately 63% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. Although deposits are increasing and the liquidity of Uruguayan private banks has improved compared to 2001, the authorities continue to monitor the overall condition of the banking sector closely.

     In 2003, the number of financial institutions decreased by six, including two banks, one financial house, two offshore banks and one cooperative.

     Deposits increased in 2003 and in the first four months of 2004 in spite of declining interest rates. The improved conditions in 2003 are also evidenced by interest rate trends: the average interest rate for 30 to 180 day term deposits denominated in U.S. dollars decreased from 4.0% in December 2002 to 0.9% in April 2004 for deposits held in private banks, from 5.4% to 1.2% for deposits held in cooperatives and from 2.2% in July 2003 to 1.2% in April 2004 for deposits held in public banks. The average interest rate for 30 to 180 day term deposits denominated in pesos decreased from 59.5% in December 2002 to 5.3% in April 2004 for deposits held in private banks, from 73.7% to 9.5% in the same period for deposits held in cooperatives and from 19.2% in July 2003 to 4.8% in April 2004 for deposits held in public banks.

     Despite the decline in interest rates on term deposits, the level of the non-financial sector’s deposits in public banks, cooperatives and private banks (except Nuevo Banco Comercial), increased 15% in 2003 and 24% in April 2004 compared to December 2002 reaching US$7.7 billion at the end of April 2004.

     There has been an increase in deposits since the beginning of 2003, which continue to be held largely denominated in foreign currencies, primarily U.S. dollars. However, loans, which totaled US$3.3 billion in April 2004 have decreased 41% compared to December 2002 and 59% compared to December 2001. The rate of loan defaults for the non-financial sector, which soared during the banking crisis in 2002, declined in 2003. By April 2004, the rate of defaulted loans had decreased to 21% compared to 46% at December 2002. The relatively high rate of loan defaults reflects the medium- and long-term effects of the deep recession and the devaluation of the peso that took place in 2002.

     In December 2003, Banco de la República transferred to a financial trust a portion of its loan portfolio, comprised mainly of past due loans. According to the trust contract, a special vehicle was established to administer the loans that were transferred. It is intended that through this special purpose vehicle, Banco de la República will recover the proceeds of the loans in accordance with a pre-set cash flow schedule. The government has guaranteed the recovery rate contemplated in the trust agreement. If such recovery rate is not realized, the government must cover the deficit between agreed-upon rate and the actual recovery. This transfer of NPLs has improved Banco de la República’s loan default rate to 25% in April 2004.

     The following tables set forth classifications of loan assets of the Uruguayan banking system as of April 30, 2004.

Classification of Aggregate Assets of the Uruguayan Banking System(1)
(as of April 30, 2004)

	Category
	1	2	3	4	5
State-owned:
Banco de la República(2)	27%	18%	11%	20%	24%
Privately owned:
Banks	53	13	11	11	12
Financial houses	60	8	6	16	9
Off-shore banks	100	0	0	0	0
Cooperatives	39	12	21	12	16

(1)	Gross credit to the non-financial sector.
(2)	Data as of April 30, 2004. Based on a sample of 74% of the credit portfolio.
Source: Banco Central.

Credit Classification of the Banking System(1)
(Based on payment behavior of clients)
(as of April 30, 2004)

	Performing	Non Performing
Institution Type	Loans	Loans
Banco de la República Oriental del Uruguay	95%	5%
Banco Hipotecario del Uruguay (2)	44%	56%
Private Banks	97%	3%
Cooperatives	86%	14%
Financial houses	99%	1%
Off -shore Banks	100%	0%

(1)	Loans to both financial and non-financial sector, net of provisions.
(2)	Data as of December 2003 for Banco Hipotecario.
Source: Banco Central.

Total Provisions of the Banking System For
Gross Non-Performing Loans(1)
(as of April 30, 2004)

Institution Type	Provisions
Banco de la República Oriental del Uruguay	63%
Banco Hipotecario del Uruguay(2)	20%
Private Banks	54%
Cooperatives	43%
Financial Houses	86%

(1)	Gross non-performing loans to financial and non-financial sector.
(2)	Data as of December 31, 2003.
Source: Banco Central.

     The authorities have introduced special liquid asset requirements with respect to deposits by non-residents to mitigate risks that could arise if runs on such deposits comparable to those observed during the 2002 crisis recurred, the authorities continue to monitor the overall condition of the banking sector closely with a view to taking early action on a case-by-case basis and correcting any trend that could adversely affect the banking system as a whole.

     The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.

The Uruguayan Financial System

	As of December 31,
	1999	2000	2001	2002	2003	2004
	Number	Number	Number	Number	Number	Loans	Deposits
						(% of total)
Financial Institutions:
State-owned(1)	2	2	2	2	2	46.0%	57.0%
Privately-owned(2)	41	40	39	32	27	52.0	40.0
Cooperatives	6	6	6	5	4	3.0	3.0

Total	49	48	47	39	33	100.0%	100.0%

(1)	Banco de la República and Banco Hipotecario.
(2)	At December 31, 2003, includes 15 banks, 6 financial houses and 6 off-shore agencies (IFE).
Sources: Boletín informativo mensual, Data Base and Banco Central.

     The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.

Bank Credit to the Private Sector
(% of total credit)

			Private		Banco de la
	Banco Central		Commercial Banks(1)		República
		Foreign		Foreign		Foreign
	Pesos	Currency	Pesos	Currency	Pesos	Currency
1999	0.1	0.3	9.2	56.8	7.2	26.4
2000	0.1	0.3	9.3	56.9	6.9	26.5
2001	0.1	0.1	7.7	63.3	5.6	23.2
2002	1.0	0.2	3.9	58.5	3.6	32.7
2003	1.2	0.3	4.2	51.7	4.1	38.6

(1)	Includes private banks, financial houses and cooperatives of financial intermediation.
Source: Banco Central.

     Since the early 1980’s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in U.S. dollars.

     The Uruguayan financial sector also includes four domestic and 13 foreign insurance companies (including the state-owned insurance company), two of which are in the process of being merged, subject to regulatory approval. Insurance companies are regulated on a variety of matters by Law 16,426, dated October 14, 1993, Decree 354/94, dated August 17, 1994, and several circulars issued by the Superintendencia de Seguros y Reaseguros of the Banco Central.

Securities Markets

     Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. The share of total trading volume in the Montevideo Stock Exchange represented by non-governmental securities has increased in the last few years.

     In September 1994, an Electronic Stock Exchange was established for exclusive use by banks and other financial institutions. Foreign exchange transactions and overnight deposits account for substantially all of the total amount traded in the Electronic Stock Exchange. The aggregate securities trading volume on both exchanges reached US$2,536.6 million in 1998, representing approximately 12% of GDP. As a result of certain regulatory changes affecting the treatment of securities transactions for accounting purposes by pension fund administrators, transactions previously recorded as trades although beneficial ownership remained unchanged have been discontinued. As of December 31, 2001, the aggregate securities trading volume (as recorded under the new rules) on both exchanges was US$2,797.2 million and decreased to US$2,770.7 million as of December 31, 2002. As of December 31, 2003, the aggregate securities trading volume on both exchanges had decreased to US$1,347.9 million.

Consolidated Montevideo Stock Exchange &
Electronic Stock Exchange Securities Trading Volume
(in millions of US$)

	1999		2000		2001		2002		2003
Private sector securities:
Equities	US$	15.3	US$	0.8	US$	20.2	US$	0.1	US$	0.5
Bonds		128.5		95.6		96.9		71.4		11.4
Certificates of deposit and other		799.7		1,066.0		1,265.4		1,639.9		413.5

Total private sector securities		943.5		1,162.4		1,382.5		1,711.4		425.5

Public sector securities:
Central Government		620.6		655.2		1,360.3		1,052.2		911.2
Public enterprises		32.8		56.6		54.4		7.1		11.2

Total public sector securities		653.4		711.8		1,414.7		1,059.3		922.4

Total	US$	1,596.9	US$	1,874.2	US$	2,797.2	US$	2,770.7	US$	1,347.9

Number of listed companies:
Equities		22		21		18		17		11
Bonds and other debt issuers		65		59		57		51		43

Total		87		80		75		68		54

(1)	The increased trading volume of private sector securities is attributable to increased trading in the secondary market and to a new requirement that pension funds invest in certificates of deposit exclusively through an authorized exchange.
(2)	The increased trading volume of public sector securities is attributable to increased trading in the secondary market and to a practice followed by pension fund administrators involving fixed rate instruments in order to record capital gains due to rising prices. This practice reflected the absence of a mark-to-market rule, which only became effective in 1999.
Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

     The Uruguayan securities market has been undergoing institutional, legal and operational changes in order to attain greater levels of activity. Banco Central has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as annual reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. In addition, Congress passed two laws during 1996 that set the basic regulatory framework for the development of the Uruguayan securities market. Law No. 16,749 sets rules for public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defines the necessary characteristics and terms for the regulation and supervision of mutual funds and provides management guidelines and professional secrecy and adequacy standards.

     In 1996, issues of private sector bonds exceeded the number of issues for all the years combined since the inception of the Montevideo Stock Exchange in the 19th century. The number of listed companies also increased significantly under the regulatory framework adopted in 1996.

     Mutual funds, which began operating prior to the passage of Law 16,744, grew steadily through 1996 when total assets amounted to US$405 million. From 1997 through 1999, mutual funds were adversely affected by developments affecting Russia, Asia and other emerging markets. As of December 31, 1999 their total assets declined to US$181 million, but recovered partially during 2000, increasing to US$185.4 million. As of December 31, 2001, total assets had increased to US$234.8 million. As of December 31, 2002, as a result of the financial crisis, total assets under management of mutual funds plummeted to US$8.4 million. In 2003, total assets under the management of mutual funds continued to decrease and as of December 31, 2003 totaled US$0.8 million.

PUBLIC SECTOR FINANCES

     The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies) and financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The Uruguayan public sector accounts reflect the revenues and expenditures of the central government. Separate accounts are kept for local governments, non-financial public sector institutions and financial public sector institutions and Banco de Seguros del Estado. Banco Central runs deficits principally due to interest payments on remunerated deposits of the financial sector and its own operational costs. Central government expenditures are financed chiefly through the collection of value-added taxes, excise taxes, corporate income taxes, net worth taxes, tariffs and other minor taxes, as well as through domestic and external borrowings and transfers from state-owned companies. The central government’s ability to access the capital markets was severely constrained by the economic crisis that affected Uruguay in 2002 and the early months of 2003, but has since improved. In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with capital expenditures and interest on public debt accounting for most of the balance.

     The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.

Public Sector Finances
(in millions of US$ and % of total GDP)

	1999			2000			2001			2002			2003
Revenues:
Value-added taxes	US$	1,770	8.5%	US$	1,645	8.2%	US$	1,539	8.3%	US$	981	8.0%	US$	952	8.5%
Other taxes on goods and services		715	3.4		734	3.7		681	3.7		412	3.4		354	3.2
Income taxes		480	2.3		429	2.1		376	2.0		216	1.8		179	1.6
Taxes on capital		231	1.1		236	1.2		215	1.2		183	1.5		188	1.7
Foreign trade taxes		198	0.9		163	0.8		182	1.0		128	1.0		134	1.2
Other		662	3.2		617	3.1		675	3.6		563	4.6		480	4.3

Total		4,056	19.4		3,823	19.0		3,668	19.8		2,483	20.2		2,286	20.5

Expenditures:
Wages and salaries(1)	US$	1,173	5.6%	US$	1,160	5.8%	US$	1,091	5.9%	US$	747	6.1%	US$	476	4.3%
Transfers to social security(2)		1,911	9.1		1,880	9.4		1,826	9.8		1,202	9.8		1,109	9.9
Transfer payments		198	0.9		238	1.2		172	0.9		112	0.9		96	0.9
Interest on public debt		368	1.8		410	2.0		461	2.5		498	4.1		631	5.6
Goods and services		669	3.2		583	2.9		602	3.2		329	2.7		326	2.9
Capital expenditures		496	2.4		362	1.8		305	1.6		154	1.3		128	1.1
Other		35	0.2		0	0.0		25	0.1		16	0.1		15	0.1

Total		4,850	23.2		4,631	23.1		4,482	24.2		3,059	24.9		2,781	24.9

Central Government extrabudgetary operations(3)		—	—		103	0.5		(19)	(0.1)		(20)	(0.2)		(19)	(0.2)
Central Government balance		(794)	(3.8)		(808)	(4.0)		(814)	(4.4)		(576)	(4.7)		(495)	(4.4)
Non-financial public institutions		78	0.4		26	0.1		157	0.8		126	1.0		195	1.7
Banco Central		(41)	(0.2)		(76)	(0.4)		(61)	(0.3)		(36)	(0.3)		(40)	(0.4)

Overall surplus (deficit)(4)	US$	(757)	(3.6)%	US$	(755)	(3.8)%	US$	(737)	(3.9)%	US$	(505)	(4.1)%	US$	(359)	(3.2)%

Overall interest payments(5)	US$	450	2.2%	US$	503	2.5%	US$	676	3.6%	US$	550	4.5%	US$	682	6.1%

Overall primary balance(6)	US$	(306)	(1.4)%	US$	(252)	(1.3)%	US$	(61)	(0.3)%	US$	44	0.4%	US$	323	2.9%

(1)	Includes employer contributions made to social security system for employees of central government.
(2)	Net of social security revenues received.
(3)	Extrabudgetary operations of the Central Government are recorded since January 1, 2000, due to changes in the accounting system.
(4)	Local governments not included.
(5)	Includes central government, public enterprises and Central Bank.
(6)	Overall balance less interest payments.
Source: Banco Central.

     In the late 1980’s, the government had large public sector deficits, and by 1989, public sector finances had deteriorated considerably, with the public sector deficit increasing to 7% of GDP from 4.8% in the previous year. Beginning in 1990, the government began to tighten fiscal policies, improving the government’s finances. Several factors contributed to overall deficit reductions in 1990, 1991 and 1992, including lower interest rates and a reduction in external debt brought about by the Brady refinancing effected by the government in 1991. For more information, see “Public Sector Debt—Debt Service and Debt Restructuring.”

     In 1993, the consolidated public sector deficit grew due primarily to higher transfers to social security and greater public expenditures generally. In 1994, the consolidated public sector deficit grew again due primarily to increased transfers to social security and increased capital expenditures of the central government and of public sector entities (which are included in the line item Non-financial public institutions). The consolidated public sector deficit was reduced in 1995, 1996 and 1997 to 1993 levels, but transfers to the social security system (including transfers to private pension fund administrators since June 1996) continued to increase as a percentage of GDP. See “—Social Security.” In 1998, the consolidated public sector deficit was further reduced to 0.9% of GDP. The recession that affected the Uruguayan economy in 1999 had an adverse impact on public sector accounts. Decreasing revenues and a rise in expenditures resulted in a consolidated public sector deficit, measured by funding sources, of 3.6% of GDP, almost three percentage points higher than in 1998. While revenues decreased as a result of the contraction of the economy overall, expenditures were not adjusted downwards and instead increased due to the operation of automatic stabilizers, the financing of the election processes over the year, expenditures resulting from external and domestic shocks and an expansive investment policy. The rise in oil prices and in international interest rates and the drought that affected the country in the second half of the year further increased public sector spending and reduced revenues. During 2000, the government sought to reduce the consolidated public sector deficit by imposing expenditure restraint. However, given the continued recession, GDP contracted, and public sector revenues (primarily tax collections) decreased at a faster pace than expenditures. In 2001, public sector finances deteriorated further, resulting in an overall public sector deficit of US$737 million (3.9% of GDP). As a result of the economic crisis in 2002, public sector finances again deteriorated, recording a consolidated public sector deficit for 2002 of US$505 million (4.1% of GDP).

     In 2003, while in nominal value (measured in U.S. dollars) central government revenues as well as expenditures decreased, as a percentage of GDP both remained relatively stable compared to 2002, with expenditures remaining unchanged at 24.9% of GDP and revenues increasing from 20.2% of GDP in 2002 to 20.5% of GDP in 2003. The contraction in revenues in nominal terms can be attributed to the lingering effects of the recession that affected the country in 2002 and the early months of 2003. Expenditures declined more significantly, in part due to a 36.3% decrease in the cost of the public sector’s wages and salaries. The consolidated public sector deficit accounted for 3.2% of GDP.

     Despite increases in public expenditures in the 1990s, public sector deficits have remained lower than those experienced in the late 1980s, as government revenues have increased as a percentage of GDP, non-financial public sector institutions have continued to realize overall surpluses and interest rates have remained comparatively low. The government is implementing a plan with the assistance of the IADB to restructure the public sector. Part of the savings obtained through the reduction in personnel is being used to increase the remuneration of certain remaining personnel (such as teachers), and to create incentives for performance improvements.

     The following table sets forth the composition of the government’s tax revenues for the periods indicated.

Composition of Tax Revenue

	1999	2000	2001	2002	2003
Value-added taxes (VAT)	54.5%	53.8%	52.8%	51.2%	51.8%
Other taxes on goods and services	22.0	24.0	23.3	21.3	19.2
Income taxes	14.8	14.0	12.9	11.5	9.7
Taxes on capital	7.1	7.7	7.4	9.7	10.2
Foreign trade taxes	6.1	5.3	6.2	6.7	7.3
Other taxes	1.6	1.5	4.6	7.6	8.7
Refund of value-added and other taxes	(6.1)	(6.3)	(7.1)	(7.8)	(7.0)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Boletín Estadístico; Banco Central.

     Revenues grew steadily between 1995 and 1998, driven primarily by increases in revenue from value-added taxes and improved tax collection. Revenues decreased, however, during 1999 due to the impact of the economic recession described above. Central government revenues fell by 4.3% during 2000 in comparison to 1999, primarily due to a 3.2% reduction in tax collections and a 16.3% reduction in collections on import duties. In 2001, central government revenues increased by 0.6% in comparison to 2000, despite the lower level of economic activity, due to increased taxes and a broader collection base. In 2002, central government revenues fell by 5.2%, compared to a 10.8% decrease in GDP, due to the slowdown in economic activity. In 2003, central government revenues increased by 2.2% due primarily to the economic recovery as reflected by the 2.5% increase in GDP.

     Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. Most products and services are currently taxed at a rate of 23%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 14%, and certain other products and services, including securities, precious metals and export service, are exempted from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is levied at a flat rate of 35%, taxing all corporate profits of a Uruguayan source. Import and export taxes are based on published tariff schedules. There is no personal income tax in Uruguay, and there is a tax on wages and pensions with a sliding scale rate of up to 20%, depending on the amount of the wages or pensions.

     Since 1997, the government has been prohibited from borrowing from Banco Central. The government has financed its deficits by issuing Treasury securities in the domestic and international markets. Despite the uncertainties in the international capital markets since the last quarter of 1997, which were exacerbated by Russia’s default on certain of its debts, the government continued to access both markets. In February 1998, the government placed the first fixed-rate Treasury bond in the domestic market since the 1970’s and has thereafter been able to access the domestic markets periodically on competitive terms and rates.

     The following table sets forth public sector borrowings and repayments for the periods indicated.

Public Sector Borrowings and Repayments(1)
(in millions of US$ and % of total GDP)

	1999			2000			2001			2002			2003
Monetary liabilities(2)	US$	12	0.1%	US$	91	0.5%	US$	(26)	(0.1)%	US$	37	0.9%	US$	81	0.7%
Treasury securities		452	2.2		727	3.6		1,023	5.5		(361)	(4.1)		1,188	10.5
of which Brady Bonds		(143)	(0.7)		(46)	(0.2)		(165)	(0.9)		(31)	(0.2)		(262)	(2.4)
Loans(3)		252	1.2		122	0.6		101	0.6		1,397	14.4		304	2.8
Net deposits(4)		296	1.4		114	0.6		285	1.6		(1,638)	(5.9)		19	0.3
Net International Reserves		(12)	(0.1)		(168)	(0.8)		(353)	(2.0)		2,555	15.2		(890)	(8.0)
Others(5)		(24)	(0.1)		(14)	(0.1)		(74)	(0.4)		(1,443)	(15.7)		(88)	(0.7)

Net Borrowing Requirements	US$	831	4.0%	US$	824	4.1%	US$	790	4.3%	US$	515	4.6%	US$	353	3.2%

(1)	Represents aggregate borrowings in year indicated less aggregate repayments for such year. Negative numbers represent net borrowings by the Public Sector; positive numbers represent net repayments by the Public Sector. The overall balance is equivalent to the Net Borrowing Requirements of the Public Sector.
(2)	Monetary Liabilities include Monetary Base, Call and reserve deposits in pesos and Treasury bills in pesos.
(3)	“Loans” includes both domestic and foreign loans. Since August 2002 includes loans related to the FESB.
(4)	“Net deposits” means deposit net of credits.
(5)	“Others” in 2002 includes financial assistance to the banking system as well as net assets related to the FESB.
Source: Banco Central.

2000/2004 Budget

     The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to the Congress every five years for its approval. Once approved by Congress, the general budget limits the government’s ability to spend each year during the period. The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditures increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. Since 1986, public expenditures estimates are periodically corrected for expected inflation. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.

     The Batlle administration submitted a budget for the 2000-2004 period to Congress on August 31, 2000. The budget was approved on February 16, 2001 by the Congress substantially as proposed by the administration.

     In 2000, central government revenues decreased by 4.3% and expenditures decreased by 3.1%. For 2001, central government revenues increased 0.6% and expenditures increased 3.2%, primarily as a result of additional transfers to social security effected to offset a decrease in the level of contributions required from private sector employers. In 2002, central government revenues fell by 5.2% and central government expenditures decreased by 4.3% from their respective levels in 2001. During 2003, the government continued its efforts to contain expenditures (primarily by limiting increases in wages and pensions) and to improve revenues. Central government revenues (primarily tax revenues) increased by 2.2%, while central government expenditures increased by 1.2% in real terms, each compared to 2002.

     As part of the measures adopted by the Batlle Administration to alleviate the impact of the recession on the private sector and stimulate employment, the administration permanently reduced employer contributions to social security. To offset the resulting decrease in fiscal revenues, a value-added tax of 3% applicable to certain manufacturing processes and imports of manufactured goods was extended to services rendered by public utilities effective 2002.

     Government consumption declined by 3.7% from 2002 to 2003, while public gross fixed investment fell by 8.8% and government transfers to other public administrations were reduced by 3.4% for the same period, all in real terms. These reductions were offset, however, by an increase of 44.5% in interest payments on outstanding debt from 2002 to 2003 (in real terms), primarily reflecting the lasting impact of the depreciation of the peso and the larger amount of debt outstanding.

     The following table shows the government’s main macroeconomic assumptions for 2004. See “Forward-Looking Statements”.

Main Macroeconomic Assumptions for 2004

Gross Domestic Product:
GDP (in millions of US$, at nominal prices)	US$	12,300
Real GDP growth (percent)		5%
Inflation:
Domestic inflation (CPI)
December 2004/December 2003		7-9%
Average 2004/Average 2003		8.5%
Devaluation:
December 2004/December 2003		7.0%
Interest Rate:
Libor (six months)(1)		1.4%

(1)	Interest rate assumed is that applied to payments six months overdue.
Source: Ministry of Finance.

     The government targets a primary consolidated public sector surplus of 3.2% of GDP, compared to 3.0% of GDP in 2003, and a consolidated public sector deficit of approximately 3.0% of GDP, compared to 3.2% of GDP in 2003.

     Changes in expenditure are expected to yield the most significant support to achieving the 2004 fiscal goals. Non-interest expenditures are expected to decrease by approximately 1.1% of GDP. During 2003, real public sector wages fell by approximately 10.0%, and they are not expected to recover during 2004. In addition, social security outlays, which after a delay typically follow nominal wages, are also expected to fall as a percentage of GDP by approximately 1.4%.

     The economic growth expected for 2004, has led the government to estimate that tax revenues will increase by 0.8% of GDP compared to 2003, primarily due to increases in the collection of VAT and corporate taxes. However, total government revenues will remain relatively stable due to a decrease in remittances by public enterprises that will partially offset the increase in tax collection.

     The following table sets forth the principal public sector goals and targets for 2004.

Principal Public Sector Goals and Targets for 2004

Overall public sector deficit	3.0% of GDP
Combined public sector primary surplus	3.2% of GDP
Discretionary public sector expenditures (1)	10.7% of GDP
Gross non-financial public sector debt denominated in foreign currency	US$8.975 billion
Change in net international reserve assets of Banco Central relative to December 2003	US$(100) million

(1)	Defined as total current expenditures by the central government and social security system, excluding outlays on interest, pension and internal transfers, and including freely disposable outlays and capital expenditures of public sector companies.
Source: Ministry of Economy and Finance.

     Uruguay cannot assure you that adverse economic developments affecting its principal trading partners and the region and other factors affecting the Uruguayan economy will not require the government to seek to adopt additional measures to those currently contemplated with a view to achieving its current targets or that, if adopted, such measures will be effective. Furthermore, political developments resulting from the 2004 presidential elections may also have an impact on Uruguay’s future economic performance.

Social Security

     Since 1987, the government has been making efforts to reform Uruguay’s social security system, which is characterized by a structural deficit and which each year has absorbed an increasing percentage of Uruguay’s GDP. Uruguay’s social security system was until recently a government administered “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit. During the period from December 31, 2002 to December 31, 2003, social security payments, as a percentage of GDP, decreased from 15.1% to 13.0%.

     In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:

•	replacing the old pooled-resource system with a system designed to develop over the years in which a portion of each worker’s contribution will be deposited in individual investment accounts;

•	increasing the minimum number of work years for eligibility of benefits to 35 years;

•	making the capitalization regime mandatory for those forty years old or younger; and

•	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.

     Individual contributions to the social security system are administered and invested by private pension fund administrators, or pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation and thereafter they have been permitted to decrease these holdings by 5% to 10% per year up to a lower limit of 30%. Currently, pension fund administrators must invest 40% of their holding in Uruguayan government bonds.

     A system which permits the tracking of individual contributions, which is essential for improving the administration of contributions and pension benefits, has also been established. The operations of Uruguay’s bank for social welfare and the state pension fund administration are also being modernized and decentralized. Because a substantial portion of the social security system will continue to operate as a “pay-as-you-go” system, these reforms are not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but are intended to reduce the deficit over time. In addition, the reforms are expected to induce savings and enhance the development of a domestic securities market.

     The number of Uruguayans over the age of 65 has been increasing during the last two decades. The following table sets forth historical and projected information regarding Uruguayans above retirement age for the periods indicated.

Uruguayans Above Retirement Age

	1975	1985	2000	2010	2025	2050
65-79 years	226,034	268,154	328,312	329,377	407,705	628,984
80 years and above	46,782	60,736	86,375	106,697	152,758	301,917

Total	272,816	328,890	414,687	436,074	560,463	930,901

Source:  National Statistics Institute.

     The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased demand on the social security system. Significantly increased demand is not expected until the period 2010-2015. Relatively high rates of emigration of Uruguayans during the 1960’s and 1970’s and a prior reform of the social security system in 1979 have contributed to easing the pressure on the social security system at the present time.

PUBLIC SECTOR DEBT

Domestic Debt

     Uruguay defines domestic debt as all peso-denominated debt and foreign currency-denominated debt known to be held by Uruguayan residents. Uruguay’s consolidated public sector deficits have been financed primarily through the issuance of U.S. dollar-denominated Treasury bills and bonds placed in the domestic market, as well as multilateral financing. In 1993, the government covered part of the deficit by drawing on Banco Central. Treasury bills and bonds dominate the local financial market where the government has issued both short-and long-term instruments. Short-term instruments are issued in U.S. dollars (with current maturities of up to 2 months) and pesos (with a wide variety of maturities). The government is authorized to issue a debt instrument named “bonos previsionales” for an amount not to exceed 80% of the transfers received by the pension fund administrators, with maturities of up to 20 years. The bonos previsionales can be denominated in pesos as well as foreign currencies, and can also be indexed based on the rate of adjustment of nominal wages. The bonos previsionales are intended to help the government close the gap generated by the reduction in the collection of social security contributions which are currently being transferred to pension fund administrators.

     In April 2002, the government suspended auctions of Treasury bills denominated in U.S. dollars due to the unfavorable conditions of the market. In the same month Banco Central began auctioning Treasury bills denominated in pesos both to finance the budget and to conduct open market operations in the framework of the new monetary policy. See “Monetary Policy—Banco Central—Monetary and Exchange Policy.” In January 2003, Banco Central resumed auctioning 1-year Treasury bills denominated in U.S. dollars and, in March 2004, the monetary authority began auctioning 3-year CPI-indexed (UI) Treasury bills. In April 2004, Banco Central commenced issuing 1 1/2-year Treasury bills denominated in U.S. dollars.

Gross Public Domestic Debt
(in millions of US$ at period end)

	2000		2001		2002		2003(1)
Treasury bills(2)	US$	395	US$	376	US$	357	US$	691
Treasury bonds(3)		1,196		2,115		1,991		1,736
Other liabilities(4)		1,449		1,753		739		134

Total	US$	3,040	US$	4,244	US$	3,087	US$	2,561

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bills.
(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(4)	Includes Brady bonds.
Source: Banco Central.

     The following table sets forth information regarding amortization of Uruguay’s gross public domestic debt.

Amortization of Gross Public Domestic Debt
(in millions of US$)

	Amortizations
	Outstanding
	as of														2010 to
	December 31,														Final
	2003(1)		2004		2005		2006		2007		2008		2009		Maturity
Treasury bills(2)	US$	691	US$	691	US$	0	US$	0	US$	0	US$	0	US$	0	US$	0
Treasury bonds(3)		1,736		18		18		67		8		75		34		1,516
Other liabilities(4)		134		(255)		106		135		74		82		22		(30)

Total	US$	2,561	US$	453	US$	124	US$	203	US$	82	US$	157	US$	56	US$	1,486

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bills.
(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(4)	Includes credits net of deposits and Brady bonds. Positive numbers represent amortizations by the Public Sector, while negative numbers represent reductions of deposits by the Public Sector in the banking system.
Source: Banco Central.

     The following table sets forth the Uruguayan Treasury securities in circulation as of the dates indicated.

		Foreign Currency			Pesos
As of December 31,	Total	Treasury bonds	Treasury bills		Treasury bonds	Treasury bills
1999	3,884	3,193	632	(1)	0	60
2000	4,639	3,800	786		0	53
2001	5,504	4,937	515		0	52
2002	5,696	5,101	287		178	113
2003	5,999	5,191	488		486	321

(1)	Until 1999, banks were required to maintain Treasury bills as reserves. In December 1999 that requirement was changed to certificates of deposits.
Source: Banco Central.

External Debt

     Uruguay’s total gross public sector external debt consists of all debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents, which is denominated or payable in foreign currencies. As of December 2002, gross public sector external debt totaled US$8.3 billion (or 67.6% of GDP). As of December 2003, gross public sector external debt totaled US$9.6 billion (or 85.5% of GDP). The interest expense on Uruguay’s external debt for 2003 represented 3.5% of GDP.

     As of December 31, 2003, Uruguay’s external debt was composed of direct loans in the amount of approximately US$4.6 billion, Treasury bonds (including Eurobonds and U.S. SEC-registered (Yankee) bonds) in an outstanding aggregate amount of approximately US$3.5 billion, Treasury and Banco Central bills in an outstanding aggregate amount of approximately US$64 million, guaranteed debt in the amount of approximately US$1.2 billion and other external debt in the amount of approximately US$175 million. Uruguay’s guaranteed debt consists primarily of US$156 million of Brady debt of Banco Central, US$64 million of debt of its electricity company owed to a binational technical commission in connection with the Salto Grande hydroelectric facility, and other debt of public entities, banks and municipal governments. For more information, see “The Economy—Role of the State in the Economy; Privatizations—Role of the State in the Economy.”

Total Gross Public External Debt
(in millions of US$, except percentages)

	As of December 31,										As of March 31,
	1999		2000		2001		2002(1)		2003(1)		2004(1)
Public sector:
Financial public sector (BCU)	US$	858	US$	791	US$	621	US$	562	US$	770	US$	899
Non-financial public sector		4,733		5,301		5,208		7,737		8,787		8,937
Of which:
Treasury notes and bonds		2,397		2,849		2,720		2,954		3,541		3,403
Total		5,591		6,092		5,829		8,299		9,558		9,836
Total gross public external debt/GDP		27%		30%		31%		67%		86%		84%
Total public external debt/exports		1.61		1.66		1.79		3.08		3.13		2.99

(1)	Preliminary data.
Source: Banco Central.

     The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central, as of the dates indicated.

Total Public External Debt, Net of International Reserve Assets
(in millions of US$)

	As of December 31,												As of March 31,
	1999		2000		2001		2002(1)			2003(1)			2004(1)
Total gross public external debt	US$	5,591	US$	6,092	US$	5,829	US$	8,299		US$	9,558		US$	9,836
Less external assets:
Non-financial public sector		62		95		85		632			448			543
Banco Central(2)		2,861		3,000		3,362		1,059			2,344			2,501
Of which:
Banco Central international reserve assets(2)		2,606		2,742		3,099		778	(3)		2,088	(3)		2,245	(3)
Other assets		255		258		263		282			256			255

Total public external debt, net of assets	US$	2,668	US$	2,997	US$	2,381	US$	6,608		US$	6,765		US$	6,793

(1)	Preliminary data.
(2)	Gold valued for each period at London market prices at end of period.
(3)	Data for 2002, 2003 and 2004 does not include US$507.5 million, US$224.1 million and US$224.1 million held in the FESB as of December 31, 2002 and 2003 and March 31, 2004.
Source: Banco Central.

     Uruguay’s public external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Commercial bank creditors, holders of Brady bonds and multilateral organizations accounted for 47.3% of public external debt at December 31, 1999, 45.5% at December 31, 2000, 46.7% as of December 31, 2001, 60.3% at December 31, 2002 and 58.9% at December 31, 2003. The IADB and the IMF were Uruguay’s main multilateral creditors at December 31, 2003, accounting for 41.0% and 44.4%, respectively, of the debt owed to multilateral institutions.

     On March 25, 2002, Uruguay and the IMF entered into a stand-by facility for an amount of up to SDR594 million (approximately US$743 million) for a 24-month period. The facility was augmented by SDR1,158 million (approximately US$1.5 billion) on June 25, 2002, and by SDR376 million (approximately US$521 million) on August 8, 2002. On March 17, 2003 the IMF approved an extension of the facility for an additional one-year period, through March 2005. As of June 30, 2004, remaining disbursements under the stand-by agreement totaled SDR 559.2 million (approximately US$844 million), which Uruguay is entitled to draw through 2005 according to the latest agreed schedule, provided that it meets certain performance criteria agreed to with the IMF. An SDR 139.8 million disbursement originally scheduled for May 2004 has been delayed and is now contingent on approval of the Executive Board of the IMF following the fifth review under the Stand-By Arrangement.

     On July 11, 2003, the IMF completed an Article IV consultation with Uruguay as well as the third review mandated by the March 2002 Stand-By Arrangement. As part of the third review, Uruguay signed a new letter of intent with the IMF. This new agreement required Uruguay to implement several structural reforms in the second half of 2003, including the reform of the military and police pension funds (which has been submitted to and is pending before Congress), the restructuring of Banco de la República and a further deregulation of the oil sector.

     On February 20, 2004, the IMF completed the fourth review mandated by the March 2002 Stand-By Arrangement and agreed to disburse a payment of US$141 million. The IMF waived non-observance and applicability of a few performance criteria and agreed to move Uruguay’s repayment expectations of approximately US$343 million to the IMF from an expectations basis in 2004 to an obligations basis at a later date. If Uruguay does not meet the performance criteria (or such criteria are not amended or waived by the IMF), the government may not be able to obtain further disbursements from the IMF under the IMF Program.

     Since March 2002, Uruguay received disbursements for a total of approximately US$2.3 billion from the IMF and other multilateral organizations, and made total principal payments to such entities of US$135 million.

Gross Public Sector External Debt, By Creditor
(in millions of US$ at period end)

	As of December 31,										As of March 31,
	1999		2000		2001		2002		2003(1)		2004(1)
Multilateral Organizations:
IBRD (World Bank)	US$	466	US$	546	US$	566	US$	718	US$	738	US$	729
IADB		1,297		1,405		1,461		1,949		2,221		2,197
IMF		157		149		143		1,786		2,407		2,545
Other		0		8		47		41		52		50

Total Multilateral Organizations		1,919		2,108		2,218		4,494		5,419		5,521

Bilateral creditors		468		403		307		257		204		196
Commercial banks(2)		726		661		505		511		214		205
Other non-resident institutions		2,398		2,848		2,721		2,955		3,567		3,653
Of which holdings of:
Treasury bills		296		309		81		6		37		42
Treasury bonds		2,101		2,540		2,639		2,948		3,504		3,361
Suppliers		80		73		77		82		153		261

Total	US$	5,591	US$	6,092	US$	5,829	US$	8,299	US$	9,558	US$	9,836

(1)	Preliminary data.
(2)	Includes Brady bonds.
Source: Banco Central.

Amortization of Gross Public External Debt
(in millions of US$)

	Outstanding
	as of														2010 to
	December 31,														Final
	2003		2004		2005		2006		2007		2008		2009		Maturity
Central Government
Multilateral organizations	US$	4,695	US$	697	US$	1,134	US$	912	US$	394	US$	169	US$	165	US$	1,225
Bilateral creditors		93		7		8		6		6		6		6		56
Commercial banks		9		1		0		0		0		0		0		5
Treasury bills		37		37		0		0		0		0		0		0
Treasury bonds		3,504		10		73		188		47		108		97		2,982
Other creditors		0		0		0		0		0		0		0		0
Suppliers		9		1		1		1		1		1		1		4

Total		8,347		753		1,216		1,106		448		283		269		4,272

Banco Central
Multilateral organizations		588		15		162		271		134		3		2		2
Bilateral creditors		0		0		0		0		0		0		0		0
Commercial banks(1)		156		13		13		10		3		0		0		117
Central bank bills		26		26		0		0		0		0		0		0
Suppliers		0		0		0		0		0		0		0		0

Total		770		55		175		280		137		3		2		119

Non-Financial Public Enterprises
Multilateral organizations		135		26		22		13		7		7		7		53
Bilateral creditors		111		46		25		4		4		4		4		23
Commercial banks		49		16		13		9		5		0		0		6
Treasury bills
Treasury bonds
Other creditors		0		0		0		0		0		0		0		0
Suppliers		144		85		22		2		2		2		3		27

Total		440		172		83		28		18		14		14		9.60

TOTAL	US$	9,558	US$	980	US$	1,474	US$	1,415	US$	603	US$	300	US$	285	US$	4,500

(1)	Includes Brady bonds.
Source: Banco Central.

Total Public Debt

     The following table sets forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2003.

Public Internal Bonds Issued Within Uruguay
(in millions of US$)

			Amount raised
Title(1)	Annual interest rate (%)	Date of Final Maturity	(millions of US$)
Treasury Bonds – Serie 44	Libor + 1.5% US$	April 2006	60
Treasury Bonds – Serie 45	Libor + 1.5% US$	June 2006	60
Treasury Bonds – Serie 46	Libor + 1.5% US$	August 2006	164
Treasury Bonds – Serie 47	Libor + 1.5% US$	December 2006	70
Treasury Bonds – Serie 48	Libor + 1.0% US$	May 2009	50
Treasury Bonds – Serie 49	Libor + 1.0% US$	June 2012	60
Treasury Bonds – Serie 50	Libor + 1.0% US$	August 2012	40
Treasury Bonds – Serie 51	Libor + 1.0% US$	September 2012	50
Treasury Bonds – Serie 52	Libor + 1.0% US$	February 2010	90
Treasury Bonds – Serie 53	Libor + 1.75% US$	March 2011	11
Treasury Bonds – Serie 54	Libor + 2% US$	May 2013	105
Treasury Bonds – Serie 29 TF	7.5% US$	December 2005	25
Treasury Bonds – Serie 30 TF	7.5% US$	March 2011	299
Treasury Bonds – Serie 31 TF	9.75% US$	February 2012	40
Provisional Bond 2007	7.625% US$	March 2007	116
Provisional Bond 2010	8% US$	February 2010	50
Provisional Bond 2008	2.625% UR	June 2008	4
UI Bond	7% UI	June 2012	291
Zero-coupon bond	8.25% US$	Various 2014 — 2020	2
Bono 2006 Fixed Rate	5.25%	September 2006	101
Bono 2010 Fixed Rate	7.50%	December 2010	25
Bono 2012 Fixed Rate	7.63%	March 2012	98
Bono 2018 Fixed Rate	8.00%	February 2018	41
Bono 2019 Fixed Rate	7.50%	March 2019	296
Bono 2020 Fixed Rate	9.75%	February 2020	22
Bono 2008 Floating Rate	Libor + 1.75	December 2008	41
Bono 2009 Floating Rate	Libor + 1.5	November 2009	20
Bono 2010 Floating Rate	Libor + 1.5	September 2010	33
Bono 2011 Floating Rate	Libor + 1.5	August 2011	26
Bono 2017 Floating Rate	Libor + 1	June 2017	14
Bono 2018 Floating Rate	Libor + 2	March 2018	3
Bono 2010 Incremental Rate	Starting from 4% + 0.5% p.a. until reaching 7% in 2009	June 2010	185
Bono 2013 Incremental Rate	Starting from 4% + 0.5% p.a. until reaching 7% in 2009	May 2013	284
Bono 2018 Incremental Rate	Starting from 4% + 0.5% p.a. until reaching 7% in 2009	April 2018	322

(1)	Valued at December 31, 2003.
Source: Banco Central.

Public External Bonds Issued Outside Uruguay
(in millions of US$)

			Amount raised
Title(1)	Annual interest rate (%)	Date of final maturity	(millions of US$)
Eurobonds – Series D	8.375% US$	September 2006	100
Global Bond 2008	7.000% US$	April 2008	250
Global Bond 2009	7.25% US$	May 2009	250
Global Bond 2010	8.75% US$	June 2010	300
Global Bond 2027	7.875% US$	July 2027	510
Global Bond 2012	7.625% US$	January 2012	410
Global Bond 2009	7.875% US$	March 2009	250
Convertible Notes	Libor 3m + 5.59%	April 2007	150
Bonds YENS due 2006	2.2% YENS	March 2006	269
Eurobonds – Euros 1a	7% EUROS	September 2005	262
Eurobonds – Euros 1a	7% EUROS	June 2011	200
Bond Chile 1a	7.0% UF Chile	May 2007	142
Bond Chile 2a	6.375% UF Chile	March 2011	150
7.875% Bonds due 2008 (USD)	7.875%	November 2008	84
7.00% Bonds due 2013 (USD)	7.000%	April 2013	64
7.875% Bonds due 2014 (USD)	7.875%	March 2014	20
7.25% Bonds due 2014 (USD)	7.250%	May 2014	31
8.75% Bonds due 2015 (USD)	8.750%	June 2015	51
7.625% Bonds due 2017 (USD)	7.625%	January 2017	41
8.375% Bonds due 2011 (USD)	8.375%	September 2011	61
7.875% PIK Bonds due 2033 (USD)	Max 7.875%; initially 3.875% increasing 1% p.a. until 2007	January 2033	1056
7.50% Bonds due 2015 (USD)	7.500%	March 2015	1059
7.25% Bonds due 2011 (USD)	7.250%	February 2011	500
Floating Rate Notes due 2010 (USD)	Libor + 0.875%	January 2010	5
Floating Rate Notes due 2009 (USD)	Libor + 1%	July 2009	1
Bonds YENS(3) due 2011	2.50%	March 2011	221
7.00% Notes due 2012 (EUR)	7.00%	June 2012	118
7.00% Notes due 2019 (EUR)	7.00%	September 2019	148
6.375% (UF) Notes due 2016 (CLP)	6.38%	March 2016	2
International UI Bond	10.50%	October 2006	193

(1)	Valued at December 31, 2003.
Source: Banco Central.

     The following table sets forth information regarding total external public debt service for the periods indicated.

Total External Public Debt Service(1)
(in millions of US$, except percentages)

	1999		2000		2001		2002(2)		2003(2)
Interest payments	US$	379	US$	395	US$	362	US$	376	US$	391
Amortization		549		372		675		525		758

Total	US$	928	US$	767	US$	1,030	US$	901	US$	1,149

Total debt service/exports of goods and services		26.7%		21.0%		31.6%		33.5%		37.7%

(1)	Excludes interest on non-resident banking deposits.
(2)	Preliminary data.
Source: Banco Central.

     The following table sets forth information regarding total gross public debt as of the dates indicated.

Total Gross Public Debt
(in millions of US$)

	As of December 31,										As of March 31,
	1999		2000		2001		2002		2003(1)		2004
Gross public external debt	US$	5,591	US$	6,092	US$	5,829	US$	8,299	US$	9,558	US$	9,836
Gross public domestic debt(2)		2,935		3,040		4,244		3,087		2,561		2,948
Banco Central		1,368		1,362		1,629		654		576		699
Non-financial public sector		1,567		1,678		2,614		2,433		1,985		2,249

Total gross public debt	US$	8,526	US$	9,132	US$	10,072	US$	11,386	US$	12,119	US$	12,784

(1)	Preliminary data.
(2)	Public debt with Uruguayan residents excluding Treasury bonds and Treasury bills held by the public sector.
Source: Banco Central.

     The following table sets forth information regarding the amortization of total gross public debt.

Amortization of Total Gross Public Debt
(in millions of US$)

	Outstanding
	as of														2010 to
	December 31,														Final
	2003		2004		2005		2006		2007		2008		2009		Maturity
Gross public external debt	US$	9,558	US$	980	US$	1,474	US$	1,415	US$	603	US$	300	US$	285	US$	4,500
Gross public domestic debt		2,561		453		124		203		82		157		56		1,486

Total	US$	12,119	US$	1,433	US$	1,598	US$	1,617	US$	685	US$	457	US$	341	US$	5,986

Source: Banco Central.

     The following table sets forth public external debt denominated in foreign currency, by currency as of the date indicated.

Summary of Public External Debt Denominated By Currency
(in millions of US$, except percentages)

	As of December 31,
	2003		%
Uruguayan Pesos		206	2%
U.S. dollars		6,193	65%
Japanese yen		251	3%
Euros		427	4%
SDRs		2,416	25%
Other		64	1%

Total	US$	9,558	100%

Source: Banco Central.

Debt Service and Debt Restructuring

     Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis which started in 1982 resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.

     In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.

     A debt-to-equity swap program, established in 1987, provides a means for the cancellation of debt owed to international commercial banks. Since 1988, a total of US$168 million of external debt has been cancelled through the debt-to-equity swap program and an additional US$15 million of external debt has been extinguished through a related operation. Most of the investments under this program have involved tourism and forestry activities.

     In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicolas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks.

     Of the US$1.6 billion of commercial bank debt covered by Uruguay’s restructuring program:

•	US$530 million was converted into 30-year bonds (par bonds, collateralized with U.S. Treasury bonds and enhanced by rolling interest rate guarantees) with a fixed annual interest rate of 6.75%;

•	US$448 million was converted into debt conversion notes maturing in February 2007 with a coupon of LIBOR plus 0.875% and a seven-year grace period as to the amortization of principal; and

•	the remaining US$633 million was repurchased for cash at a cost of US$354 million.

     Under this program, Uruguay also obtained new funds through the issuance of bonds due 2006 having an aggregate principal amount of US$89 million. The Bonds due 2006 had a seven-year grace period as to the amortization of principal and accrued interest at six-month LIBOR plus 1.0%.

     After 1991, Uruguay’s public sector benefited from lower debt service costs resulting from the reduced amount of net debt outstanding, the lower interest rate on the Bonds and the extension of the country’s debt-maturity profile. In October 1999, Uruguay consummated an exchange offer of US$85,000,000 of its 30-year collateralized par Bonds due 2021 for US$85,000,000 of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of the Central Bank’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.

     On April 10, 2003, the Republic launched an offer inviting owners of certain of the Republic’s and Banco Central’s foreign currency-denominated and foreign law governed bonds with aggregate principal amount of US$3.5 billion (the “Old Bonds”) to tender their Old Bonds in exchange for newly issued bonds (the “International Offer”). The International Offer expired on May 22, 2003.

     The International Offer was made concurrently with (i) a similar invitation to holders of foreign currency-denominated bonds of the Republic having an initial maturity of more than 12 months and governed by Uruguayan law with aggregate principal amount of approximately US$1.5 billion (the “Domestic Offer”); and (ii) the calling of a meeting of holders of the Republic’s ¥30,000,000,000 2.20% Bonds due 2006 (the “Samurai Bonds”) to consider amendments to the terms and conditions of the Samurai Bonds (the “Samurai Solicitation”, and together with the Domestic Offer, the “Concurrent Offers”).

     The International Offer and the Concurrent Offers were designed to adjust Uruguay’s debt profile and make it sustainable.

     Set forth below is a summary of the results of the International Offer and the Concurrent Offers, and details of the new series of bonds issued by Uruguay pursuant to the International Offer and Japanese Amended Samurai Bond Exchange as of June 30, 2003.

Overall Results of the International Offer and the Concurrent Offers

Overall Participation

Domestic Offer	98.7%
International Offer	89.6%
Samurai Solicitation	100%*

Total	92.8%

*	After approval by the required percentage of Samurai bondholders at the bondholders’ meeting held in Tokyo on May 15, 2003, the amendments became effective with respect to 100% of the Samurai Bonds.

Amounts of New Bonds Issued Pursuant to the International Offer
and Japanese Amended Samurai Bond Exchange
as of June 30, 2003

		Aggregate Principal
New Bonds Issued	ISIN	Amount Issued
Benchmark Bonds
7.25% Bonds due 2011 (USD)	US917288AY81	US$	500,000,000	*
7.50% Bonds due 2015 (USD)	US917288AZ56	US$	1,059,435,126	**
7.875% PIK Bonds due 2033 (USD)	US917288BA96	US$	1,055,579,094
Maturity Extension Bonds
7.875% Bonds due 2008 (USD)	US917288AL60	US$	83,641,325
Floating Rate Notes due 2009 (USD)	US917288AM44	US$	1,448,051
Floating Rate Notes due 2010 (USD)	US917288AN27	US$	5,399,146
Floating Rate Notes due 2010 (GBP)	XS0167136190		–
8.375% Bonds due 2011 (USD)	US917288AP74	US$	60,752,000
Convertible Floating Rate Notes due 2012 (USD)	US917288AQ57		–
7.00% (UF) Notes due 2012 (CLP)	US917288AR31		–
7.00% Notes due 2012 (EUR)	XS0167136786		€93,801,000
7.00% Bonds due 2013 (USD)	US917288AS14	US$	64,194,000
7.875% Bonds due 2014 (USD)	US917288AT96	US$	20,048,800
7.25% Bonds due 2014 (USD)	US917288AU69	US$	31,467,200
8.75% Bonds due 2015 (USD)	US917288AV43	US$	50,639,260
6.375% (UF) Notes due 2016 (CLP)	US917288AW26	CLP$	1,470,000,000
7.625% Bonds due 2017 (USD)	US917288AX09	US$	41,147,100
7.00% Notes due 2019 (EUR)	XS0167137834		€117,661,000

*	Includes US$53,104,797 issued on June 25, 2003.
**	Includes US$50,879,939 issued on June 12, 2003 in a private exchange for ¥6,330,000,000 principal amount of amended Samurai Bonds.

Debt Record

     Uruguay has regularly met all principal and interest obligations on its external debt for over 30 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930’s during the international economic recession.

DESCRIPTION OF THE SECURITIES

     This prospectus provides a general description of the debt securities and warrants that Uruguay may offer. Each time Uruguay offers securities, Uruguay will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

Debt Securities

     Uruguay will issue the debt securities under a trust indenture among Uruguay, Banco Central, as financial agent to Uruguay, and one or more trustees. Uruguay will file the indenture and the forms of debt securities with the SEC. The following description summarizes some of the terms of the debt securities and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the prospectus supplement, the indenture and the forms of debt securities before making your investment decision.

     General

     The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Uruguay to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Uruguay will make payments;

•	the authorized denominations;

•	a description of any index Uruguay will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

     Uruguay may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

     Uruguay may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Uruguay may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Uruguay will describe the applicable U.S. federal income tax consequences that may be associated with an investment in a series of the debt securities and other relevant considerations in the prospectus supplements for these offerings.

     Uruguay is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the indenture and described in this prospectus.

     Status

     The debt securities will be direct, unconditional and unsecured public foreign debt of Uruguay and will not have the benefit of any separate undertaking of other governmental entities (including Banco Central). They will rank equal in right of payment among themselves and with all of Uruguay’s existing and future unsecured and unsubordinated foreign debt, as defined under “—Negative Pledge” below. Uruguay has pledged its full faith and credit to make all payments on the debt securities when due.

     Payment of Principal and Interest

     Uruguay will arrange for payments to be made on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders. See “Global Securities” below.

     Uruguay will arrange for payments to be made on any certificated debt securities to the registered holders of the debt securities on the specified payment dates. Uruguay may make such payments by wire transfer or by check mailed to the holder’s registered address.

     If any date for an interest or principal payment on a debt security denominated in U.S. dollars is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Uruguay will make the payment on the next New York City banking day. A similar rule will apply to payments under securities denominated in other currencies, but with reference to business days in the place of payment. No interest on the debt securities will accrue as a result of this delay in payment.

     If any money that Uruguay pays to the trustee or to any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request. Uruguay will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any paying agent will be liable for the payment. However, Uruguay’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the securities (see “—Limitations on Time for Claims” below).

     Additional Amounts

     Uruguay will make all principal and interest payments on the debt securities without withholding or deducting any present or future taxes imposed by Uruguay or any of its political subdivisions. If Uruguayan law requires Uruguay to deduct or withhold taxes (which it currently does not require), Uruguay will pay the holders of debt securities the additional amounts necessary to ensure that they receive the same amount as they would have received without any withholding or deduction.

     Uruguay will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder of debt securities has or had some connection with Uruguay other than merely owning the securities or receiving principal and interest payments on the securities;

•	the holder of debt securities has failed to comply with any certification or other reporting requirement concerning its nationality, residence, identity or connection with Uruguay, and Uruguay requires compliance with these reporting requirements as a precondition to exemption from Uruguayan withholding taxes or deductions and has provided notice of such requirement to the trustee at least 60 days prior to the date such compliance is required; or

•	the holder of debt securities has failed to present its security within 30 days after a payment of principal or interest has been made available to the holder.

     Uruguay will pay any administrative, excise or property taxes that arise in Uruguay under Uruguayan law in connection with the debt securities. Uruguay will also indemnify the holder of debt securities against any administrative, excise or property taxes resulting from the enforcement of the obligations of Uruguay under the debt securities following an event of default.

     Form and Denominations

     Unless otherwise provided in the applicable prospectus supplement, Uruguay will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

     Redemption, Repurchase and Early Repayment

     Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Uruguay or repayable before maturity at the option of the holder. Nevertheless, Uruguay may at any time repurchase the debt securities at any price in the open market or otherwise. Uruguay may hold or resell debt securities it purchases or may surrender them to the trustee for cancellation.

     Negative Pledge

     Uruguay has agreed that as long as any of the debt securities remain outstanding or any amount payable by Uruguay under the indenture remains unpaid, Uruguay will not grant or allow any lien to be placed on its assets or revenues or the assets or revenues of Banco Central as security for any of its public foreign debt, unless it contemporaneously grants or allows a lien that provides security on the same terms for Uruguay’s obligations under the debt securities.

     For this purpose:

•	“foreign debt” means obligations of or guaranteed (whether by contract, statute or otherwise) by the Republic or Banco Central for borrowed money or evidenced by bonds, debentures, notes or other similar instruments denominated or payable, or which at the option of the holder thereof may be payable, in a currency other than the local currency of Uruguay;

•	“lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date the indenture becomes effective or at any time thereafter; and

•	“public foreign debt” means any foreign debt that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market.

     However, Uruguay may grant or agree to certain permitted types of liens, as described below:

•	any lien on property to secure public foreign debt arising in the ordinary course of business to finance export, import or other trade transactions, which matures (after giving effect to all renewals and refinancings thereof) not more than one year after the date on which that public foreign debt was originally incurred;

•	any lien on property to secure public foreign debt that was incurred solely for the purpose of financing Uruguay’s acquisition of the property (or, in the case of public foreign debt guaranteed by Uruguay, acquisition by the relevant debtor);

•	any lien on property arising by operation of law in connection with public foreign debt, including any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions;

•	any lien existing on property at the time of acquisition;

•	any lien on property created pursuant to the Collateral Pledge Agreement dated as of February 19, 1991 made by Banco Central in favor of the Federal Reserve Bank of New York, as collateral agent, to secure the Series A and Series B Collateralized Fixed Rate Notes Due 2021;

•	any lien in existence as of the issue date of the relevant series of debt securities; and

•	any lien securing public foreign debt incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project provided that (a) the holders of the public foreign debt agree to limit their recourse to the assets and revenues of project as the principal source of repayment and (b) the property over which the lien is granted consists solely of the assets and revenues of the project.

     Events of Default

     Each of the following is an event of default under any series of debt securities:

     1. Non-Payment: Uruguay’s failure for a period of 30 consecutive days to make a payment of principal or interest when due on any debt security of that series; or

     2. Breach of Other Obligations: The failure for a period of 60 days following written notice to Uruguay by the trustee or holders representing 25% of the outstanding debt securities of that series to remedy the failure by Uruguay or, where applicable, Banco Central acting on Uruguay’s behalf, to observe or perform any of the covenants or agreements provided in the debt securities of that series or the indenture (other than a non-payment default); or

     3. Cross Default:

•	Uruguay fails to make a payment when due or within the applicable grace period on public foreign debt issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies);

•	Any public foreign debt of Uruguay issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies) is accelerated due to an event of default, unless the acceleration is rescinded or annulled; or

     4. Moratorium: Uruguay or certain courts declare a general suspension of payments or a moratorium on payment of Uruguay’s public foreign debt issued, or amended as to payment terms, on or after April 10, 2003.

     5. Validity:

•	The validity of the debt securities of that series is contested in certain formal proceedings by Uruguay or by any governmental entity of Uruguay that has the legal power to contest the validity of the securities;

•	Uruguay denies any of its obligations to the holders of that series under the debt securities or the indenture; or

•	A legislative or constitutional measure or a final decision by a court in Uruguay purports to render any material provision of the debt securities of that series invalid or to prevent or delay the performance of any of Uruguay’s material obligations under the securities; or

     6. Failure of Authorizations: Any law, regulation or governmental authorization necessary for Uruguay to perform its material obligations under the debt securities of that series ceases to be in full force and effect or is modified in a manner that adversely affects the rights or claims of any of the holders; or

     7. Judgments: Any of several special types of judgments is levied against all or any substantial part of the assets of Uruguay in connection with a monetary judgment exceeding US$60,000,000 (or its equivalent in other currencies) and Uruguay does not adequately satisfy, bond, contest in good faith, or receive a stay of execution in respect of, such judgment within 45 days; or

     8. Illegality: Any applicable law, rule or regulation is adopted which would make it unlawful for Uruguay to comply with its obligations described in “Additional Amounts” above; or

     9. IMF Membership: Uruguay ceases to be a member of the IMF.

     If any of the above events of default occurs and is continuing, holders holding debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of that series may declare the principal amount of all the debt securities of that series to be due and payable immediately by giving written notice to Uruguay or Banco Central, with a copy to the trustee.

     Holders holding debt securities representing in the aggregate at least two-thirds of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults, and their consequences, on behalf of the holders of all of the debt securities of that series, if:

•	following the declaration that the principal of the debt securities of that series has become due and payable immediately, Uruguay deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and compensation of the trustee; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.

     Suits for Enforcement and Limitations on Suits by Holders

     If an event of default for a series has occurred and is continuing, the trustee may institute judicial action to enforce the rights of the holders of that series. With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless (1) such holder has given notice to the trustee that a default with respect to that series has occurred and is continuing, (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee to institute an action or proceeding and provided an indemnity satisfactory to the trustee, and (3) 60 days have passed since the trustee received the instruction and the trustee has failed to institute an action or proceeding as directed. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

     Meetings

     Uruguay or the trustee at any time may, and upon written request to the trustee by holders of at least 10% of the aggregate principal amount of the debt securities of any series the trustee shall, call a meeting of holders of the debt securities of that series. This meeting will be held at the time and place determined by Uruguay and Banco Central and specified in a notice sent to the holders by the trustee. This notice must be given at least 30 days and not more than 60 days prior to the meeting.

     Registered holders holding debt securities representing at least a majority of the aggregate principal amount of the then-outstanding debt securities of a series will constitute a quorum at a meeting of registered holders described above. If there is no quorum, the meeting may be adjourned for a period of at least ten days, and if there is no quorum at the adjourned meeting, it may be further adjourned, provided in each case that notice is given at least five days prior to each date the meeting is to be reconvened. At the reconvening of any meeting that had been adjourned twice, registered holders holding debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of the series will constitute a quorum.

     Modifications

     The New Bonds contain collective action clauses with provisions regarding future modifications to the terms of the New Bonds. These clauses are described below.

     Any modification, amendment, supplement or waiver to the indenture or the terms and conditions of the debt securities of one or more series may be made or given pursuant to a written action of the holders of the debt securities of that series without the need for a meeting or by vote of the holders of the debt securities of that series taken at a meeting of holders thereof, in each case in accordance with the applicable provisions of the indenture or the debt securities.

     Any modification, amendment, supplement or waiver to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 66-2/3% in aggregate principal amount of the debt securities of such series at the time outstanding.

     However, special requirements apply with respect to any modification, amendment, supplement or waiver that would:

•	change the date for payment of principal or premium of, or any installment of interest on, the debt securities of a series;

•	reduce the principal amount or redemption price or premium, if any, payable under the debt securities of a series;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt securities of a series;

•	reduce the interest rate on the debt securities of a series;

•	change the currency or place of payment of any amount payable under the debt securities of a series;

•	change the obligation of Uruguay to pay additional amounts in respect of the debt securities of a series;

•	change the definition of outstanding or the percentage of votes required for the taking of any action pursuant to the modification provisions of the indenture (and the corresponding provisions of the terms and conditions of the debt securities) in respect of the debt securities of a series;

•	authorize the trustee, on behalf of all holders of the debt securities of a series, to exchange or substitute all the debt securities of that series for, or convert all the debt securities of that series into, other obligations or securities of Uruguay or any other Person; or

•	change the pari passu ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms and conditions of the debt securities of a series.

     We refer to the above subjects as “reserve matters” and to any modification, amendment, supplement or waiver constituting a reserve matter as a “reserve matter modification.”

     Any reserve matter modification to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 75% in aggregate principal amount of the debt securities of such series at the time outstanding.

     If Uruguay proposes any reserve matter modification to the terms and conditions of the debt securities of two or more series, or to the indenture insofar as it affects the debt securities of two or more series, in either case as part of a single transaction, Uruguay may elect to proceed pursuant to provisions of the indenture providing that such modifications may be made, and future compliance therewith may be waived, for each affected series if made with the consent of Uruguay and

•	the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of all series that would be affected by that modification (taken in aggregate), and

•	the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of that series (taken individually).

     If any reserve matter modification is sought in the context of a simultaneous offer to exchange the debt securities of one or more series for new debt instruments of Uruguay or any other person, Uruguay shall ensure that the relevant provisions of the affected debt securities, as amended by such modification, are no less favorable to the holders thereof than the provisions of the new instrument being offered in the exchange, or if more than one debt instrument is offered, no less favorable than the new debt instrument issued having the largest aggregate principal amount.

     Uruguay agrees that it will not issue new debt securities or reopen any existing series of debt securities with the intention of placing such debt securities with holders expected to support any modification proposed by Uruguay (or that Uruguay plans to propose) for approval pursuant to the modification provisions of the indenture or the terms and conditions of any series of debt securities.

     Any modification consented to or approved by the holders of the debt securities of one or more series pursuant to the modification provisions will be conclusive and binding on all holders of the debt securities of that series, whether or not they have given such consent or were present at a meeting of holders at which such action was taken, and on all future holders of the debt securities of that series whether or not notation of such modification is made upon the debt securities of that series. Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such debt security.

     Before seeking the consent of any holder of a debt security of any series to a reserve matter modification affecting that series, Uruguay shall provide to the trustee (for onward distribution to the holders of the affected debt securities) the following information:

•	a description of the economic or financial circumstances that, in Uruguay’s view, explain the request for the proposed modification;

•	if Uruguay shall at the time have entered into a standby, extended funds or similar program with the International Monetary Fund, a copy of that program (including any related technical memorandum); and

•	a description of Uruguay’s proposed treatment of its other major creditor groups (including, where appropriate, Paris Club creditors, other bilateral creditors and internal debtholders) in connection with Uruguay’s efforts to address the situation giving rise to the requested modification.

     For purposes of determining whether the required percentage of holders of the notes has approved any modification, amendment, supplement or waiver or other action or instruction pursuant to the indenture or, in the case of a meeting, whether sufficient holders are present for quorum purposes, any debt securities owned or controlled, directly or indirectly, by Uruguay or any public sector instrumentality of Uruguay will be disregarded and deemed to be not outstanding. As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the government of Uruguay or any corporation, trust, financial institution or other entity owned or controlled by the government of Uruguay or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity. In determining whether the trustee shall be protected in relying upon any modification, amendment, supplement or waiver, or any notice from holders, only debt securities that the trustee knows to be so owned shall be so disregarded. Prior to any vote on a reserve matter modification affecting any series of debt securities, Uruguay shall deliver to the trustee a certificate signed by an authorized representative of Uruguay specifying, for Uruguay and each public sector instrumentality, any debt securities of that series deemed to be not outstanding as described above or, if no debt securities of that series are owned or controlled by Uruguay or any public sector instrumentality, a certificate signed by an authorized representative of Uruguay to this effect.

Warrants

     If Uruguay issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Uruguay will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

     Uruguay may issue the warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Uruguay and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Uruguay may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special considerations regarding federal income tax in the United States or other countries;

•	any other terms of the warrants.

Global Securities

     DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Uruguay nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will Uruguay or the trustee be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

     Uruguay may issue the warrants or the debt securities of a series in whole or in part in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Uruguay refers to the intangible securities represented by a global security as “book-entry” securities.

     Uruguay will deposit any global security it issues with a clearing system. The global security will be registered in the name of the clearing system or its nominee or common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, or DTC, in the United States and Euroclear and Clearstream in Europe.

     Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.

     Euroclear and Clearstream are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems.

     Uruguay generally will treat the registered holder of a global security as the absolute owner of the security for all purposes. The legal obligations of Uruguay and the trustee run only to the registered owner or bearer of a global security, which will be the relevant clearing system or its nominee or common depositary. For example, once Uruguay arranges for payments to be made to the registered holder, Uruguay will no longer be liable for the amounts so paid on the security. In addition, if you own a beneficial interest in a global security, you must rely on the procedures of the institutions through which you hold your interests in the security (including DTC, Euroclear, Clearstream, and their participants) to exercise any of the rights granted to the holder of the security or securities. Under existing industry practice, if you desire to take any action that the holder of a security is entitled to take, then the registered holder would authorize the clearing system participant through which you own your beneficial interest to take the action, and the participant would then either authorize you to take the action or act for you on your instructions.

The Clearing Systems

     The following description reflects Uruguay’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream. Uruguay has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, but Uruguay takes no responsibility for the accuracy of this information.

     The Depository Trust Company

     DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants (banks and financial institutions that have accounts with DTC), eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     DTC can only act on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, a holder’s ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system and to take other actions may be limited because the holder will not possess a physical certificate that represents the holder’s interest.

     Euroclear and Clearstream

     Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

     Secondary Market Trading

     Trading Between DTC Purchasers and Sellers

     DTC participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

     Trading Between Euroclear and/or Clearstream Participants

     Participants in Euroclear and Clearstream will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream governing conventional Eurobonds.

     Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

     When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the securities and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream. Euroclear or Clearstream will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

     Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the securities are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in these cases the interest income on securities that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream charges) each participant.

     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the security can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

     Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

     Due to time zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer securities through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

     If the Euroclear or Clearstream participant selling the securities has a line of credit with Euroclear or Clearstream and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

Certificated Securities

     Unless otherwise specified in a prospectus supplement, Uruguay will issue securities in certificated form only if:

•	the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Uruguay or Banco Central acting on Uruguay’s behalf does not appoint a successor depositary or clearing agency within 90 days;

•	Uruguay decides it no longer wishes to have all or part of the debt securities represented by global securities; or

•	the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.

     If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may issue, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Uruguay and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

     If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

     Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of or interest on the securities.

Trustee

     The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with Uruguay or Banco Central acting on Uruguay’s behalf or any of their respective affiliates without accounting for any profit resulting from these transactions.

Paying Agents; Transfer Agents; Registrar

     Uruguay may appoint paying agents, transfer agents and a registrar with respect to each series of securities, which will be listed at the back of the relevant prospectus supplement. Uruguay or Banco

Central acting on Uruguay’s behalf may at any time appoint new paying agents, transfer agents and registrars with respect to a series. Uruguay, however, will at all times maintain a principal paying agent in a Western European or United States city and a registrar in New York City for each series until the securities of that series are paid.

     In addition, Uruguay will maintain a paying agent and a transfer agent in Luxembourg with respect to any series of securities listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require. Uruguay will provide prompt notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.

Notices

     All notices to holders will be published in the Financial Times in London. In addition, as long as any series of debt securities is listed on the Luxembourg Stock Exchange, Uruguay will publish all notices related to those debt securities in English in the Luxemburger Wort. If at any time publication in either the Financial Times or the Luxemburger Wort is not practicable, Uruguay will publish notices in another daily newspaper with general circulation in London or Luxembourg, as applicable. Any notice so published shall be deemed to have been given on the date of its publication.

     Notices will also be mailed to holders at their registered addresses. So long as a clearing system, or its nominee or common custodian, is the registered holder of a global security, each person owning a beneficial interest in that global security must rely on the procedures of that clearing system to receive notices provided to it. Each person owning a beneficial interest in a global security who is not a participant in a clearing system must rely on the procedures of the participant through which the person owns its interest in the global security to receive notices provided to the clearing system. Uruguay will consider mailed notice to have been given three business days after it has been sent.

Further Issues of Securities

     Uruguay may without the consent of the holders create and issue additional securities with the same terms and conditions as a series of securities (or the same except for the amount of the first interest payment) so long as the additional securities are consolidated and form a single series with any outstanding series, except as otherwise set forth in the Prospectus Supplement of a series.

Limitation on Time for Claims

     Claims against Uruguay for the payment of principal or interest on the securities (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

     The securities and the indenture are governed by, and will be interpreted according to, the law of the State of New York.

     The securities and the indenture provide that Uruguay will appoint and maintain at all times as its process agent CT Corporation System, with an office on the date of this Prospectus at 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America. Process may be served upon Uruguay’s process agent in any judicial action or proceeding commenced by the trustee or any holder arising out of or relating to the securities and the indenture in a New York state or federal court sitting in New York City.

     The process agent will receive on behalf of Uruguay and its property service of copies of the summons and complaint and any other process that may be served in any such action or proceeding brought in such New York state or federal court sitting in New York City. This service may be made by mailing or delivering a copy of this process to Uruguay at the address specified above for the process agent. Uruguay authorizes and directs the process agent to accept such service on its behalf.

     Uruguay also will consent (as an alternative) to the service of any and all process in any such action or proceeding in such New York state or federal court sitting in New York City by the mailing of copies of such process to itself at its address specified in the indenture.

     In addition, the trustee or, in actions permitted to be taken by the holders, the holders of securities may serve legal process in any other manner permitted by law and bring any action or proceeding against Uruguay or its property in the competent courts of other proper jurisdictions pursuant to applicable law.

     Uruguay is a foreign sovereign state. Consequently, it may be difficult for the trustee or the holders of securities to obtain judgments from courts in the United States or elsewhere against Uruguay. Furthermore, it may be difficult for the trustee or holders to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Uruguay.

     In connection with any legal action relating to the securities, Uruguay will:

•	submit to the jurisdiction of any New York state or federal court sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to the securities; and

•	agree that all claims in respect of such action or proceeding may be heard and determined in such New York state or federal court and waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of the place of residence or domicile of Uruguay.

     To the extent that Uruguay has or may acquire or have attributed to it any immunity under any law (including, to the fullest extent permitted, under Uruguayan law), Uruguay will waive that immunity in respect of any claims or actions regarding its obligations under the securities, except that Uruguay will not waive immunity from attachment prior to judgment and attachment in aid of execution under Uruguayan law. Uruguay agrees that this waiver shall be to the fullest extent permitted under the United States Foreign Sovereign Immunities Act of 1976 and is intended to be irrevocable for purposes of that law.

     Uruguay reserves the right to plead sovereign immunity under the Foreign Sovereign Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws, and Uruguay’s appointment of the process agent will not extend to such actions. Without a waiver of immunity by Uruguay with respect to such actions, it would be impossible to obtain a United States judgment in an action against Uruguay unless a court were to determine that Uruguay is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to that action. However, even if a United States judgment could be obtained in an action under the Foreign Sovereign Immunities Act, it may not be possible to enforce in Uruguay a judgment based on that United States judgment.

     Uruguay will waive, to the fullest extent permitted by law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any action or proceeding (including appeals) arising out of or relating to the securities, the posting of any security or the furnishing, directly or indirectly, of any other security.

     A final judgment in any of the above actions or proceedings will be conclusive and may be enforced in other jurisdictions.

     A judgment obtained against Uruguay in a foreign court can be enforced in the courts of Uruguay, if such judgment is ratified by the Uruguayan Supreme Court. Based on existing law, the Uruguayan Supreme Court will ratify such a judgment:

     (a) if there exists a treaty with the country where such judgment was issued (no such treaty exists at the present time between Uruguay and the United States); or

     (b) if such judgment:

•	complies with all formalities required for the enforceability thereof under the laws of the country where it was issued;

•	has been translated into Spanish, together with related documents, and satisfies the authentication requirements of Uruguayan law;

•	was issued by a competent court after valid service of process upon the parties to the action;

•	was issued after an opportunity was given to the defendant to present its defense;

•	is not subject to further appeal; and

•	is not against Uruguayan public policy.

Indemnification for Foreign Exchange Rate Fluctuations

     Uruguay’s obligation to any holder under the securities that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, Uruguay agrees to pay the difference. The holder, however, agrees to reimburse Uruguay for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If Uruguay is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Uruguay for any excess.

TAXATION

     The following discussion provides a general summary of certain Uruguayan and U.S. federal income tax considerations that may be relevant to you if you purchase, own or sell the debt securities. This summary is based on tax laws, regulations, rulings and decisions in effect on the date of this prospectus. All of these laws and authorities are subject to change, and any change could be effective retroactively. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth herein. Additional information may be included in the prospectus supplement with respect to a series of the securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities.

Uruguayan Taxation

     Under existing laws and regulations of Uruguay, if you are not a resident of Uruguay for tax purposes, the principal and interest payments that you receive on the debt securities will be exempt from taxation in Uruguay.

     Subject to certain exceptions, Uruguay will make all principal and interest payments on the debt securities without withholding or deducting any Uruguayan taxes. If the law requires Uruguay to withhold or deduct taxes, Uruguay will pay you any additional amounts necessary to ensure that you receive the same amount as you would have received without the withholding or deduction. For more information, see “Description of the Securities—Additional Amounts.”

United States Federal Taxation

     In general, a United States person who holds the debt securities or owns a beneficial interest in the debt securities will be subject to United States federal taxation. You are a United States person for U.S. federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

     If you are a United States person, the interest you receive on the debt securities will generally be subject to United States taxation and will be considered ordinary interest income. Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

     Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

•	you have an office or other fixed place of business in the United States that receives the interest and you (i) earn the interest in the course of operating a banking, financing or similar business in the United States or (ii) are a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

     If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States, or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

     The trustee must file information returns with the United States Internal Revenue Service in connection with payments made on the debt securities to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the trustee. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

     A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

PLAN OF DISTRIBUTION

Terms of Sale

     Uruguay will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters, dealer/managers or agents;

•	the purchase price of the securities, if any;

•	the proceeds to Uruguay from the sale, if any;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

     Uruguay may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents and underwriters may also be entitled to contribution from Uruguay for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Uruguay in the ordinary course of business.

Method of Sale

     Uruguay may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

     If Uruguay uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Uruguay may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

     Uruguay may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

     Uruguay may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

     In addition, Uruguay may offer the securities to holders of other securities issued or guaranteed by Uruguay as consideration for Uruguay’s purchase or exchange of the other securities, including as part of a reprofiling of Uruguay’s public debt. Uruguay may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

     Uruguay will generally not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Uruguay cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Uruguay offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

     Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these unregistered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

     Information in this prospectus whose source is identified as a publication of Uruguay or one of its agencies or instrumentalities relies on the authority of such publication as an official public document of Uruguay. All other information in this prospectus, any prospectus supplement and in the registration statement for the securities that Uruguay has filed with the SEC is included as an official public statement made on the authority of Isaac Alfie, the Minister of Economy and Finance of Uruguay.

VALIDITY OF THE SECURITIES

     The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement or pricing supplement, will give opinions regarding the validity of the securities:

•	For Uruguay:

•	as to all matters of Uruguayan law, the Counsel to the Ministry of Economy and Finance of Uruguay; and

•	as to all matters of U.S. law, Cleary, Gottlieb, Steen & Hamilton, special New York counsel to Uruguay and Banco Central on Uruguay’s behalf or any other Counsel to Uruguay and Banco Central named in the applicable prospectus supplement.

•	For the underwriters, if any:

•	as to all matters of U.S. law, any U.S. counsel to the underwriters named in the applicable prospectus supplement; and

•	as to all matters of Uruguayan law, any Uruguayan counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Uruguayan law:

•	Cleary, Gottlieb, Steen & Hamilton, or any other Counsel to Uruguay and Banco Central named in the applicable prospectus supplement, may rely on the opinion of Counsel to the Ministry of Economy and Finance of Uruguay; and

•	Any U.S. counsel to the underwriters may rely on the opinions of Counsel to the Ministry of Economy and Finance of Uruguay and any Uruguayan counsel to the underwriters.

As to all matters of U.S. law:

•	Counsel to the Ministry of Economy and Finance of Uruguay may rely on the opinion of Cleary, Gottlieb, Steen & Hamilton, or any other Counsel to Uruguay or Banco Central named in the applicable prospectus supplement; and

•	Any Uruguayan counsel to the underwriters may rely on the opinion of any U.S. counsel to the underwriters.

AUTHORIZED REPRESENTATIVE

     The Authorized Representative of Uruguay in the United States is Carlos Sténeri, the Financial Representative for Uruguay in the United States of America, whose address is 1025 Connecticut Avenue N.W., Suite 902, Washington, D.C. 20036.

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement that Uruguay filed with the U.S. Securities and Exchange Commission. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.

     You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Any filings that Uruguay makes electronically are available to the public over the Internet at the SEC’s website (http://www.sec.gov). Please call the SEC at 1-800-SEC-0330 for further information.

     As long as any of the securities of a series remain outstanding and are listed on the Luxembourg Stock Exchange, you may also obtain, free of charge, copies of this prospectus and any prospectus supplement or pricing supplement at the office of the paying agent for the securities in Luxembourg.

TABLES AND SUPPLEMENTAL INFORMATION

Table 1: Gross Public Debt
(millions of US$)

	Amount		Of which:		Gross Public
	outstanding			External Debt	Debt
	as of Dec. 31,	Internal Debt	Internal Debt	(with	as of Dec. 31,
	2003	(with residents)	(with public sector)	non-residents)	2003
Direct Debt of Central Government	11,060	2,427	468	8,166	10,592
Direct Loans	4,625	0	0	4,625	4,625
Treasury Bonds and Eurobonds	5,677	1,736	437	3,504	5,239
Treasury Bills	759	691	31	37	728
Other public debt	1,527	134	1	1,392	1,526
Guaranteed Debt	1,242	51	0	1,191	1,242
Central Bank bills	236	209	1	26	235
Other External Debt	175	0	0	175	175
Other Domestic Debt	(125)	(126)	1	0	(126)
Total	12,588	2,561	469	9,557	12,118

Totals may differ due to rounding. Source: Banco Central

Table 2: Direct Loans
(in millions of US$)

						Of Which:
				Amount
				Outstanding		External Debt
	Interest	Issue	Final	as of	Internal Debt	(with non-
Lender	Rate	Date	Maturity	Dec. 31, 2003	(with residents)	residents)
Central Government Commercial Creditors	—	—	—	0.2	0.0	0.2
The World Bank	5.29	04/15/03	10/15/07	26.0	0.0	26.0
The World Bank	1.84	04/15/03	10/15/18	51.5	0.0	51.5
Inter-American Development Bank	4.96	12/20/02	12/15/27	2.0	0.0	2.0
Inter-American Development Bank	1.22	11/21/03	11/21/23	80.0	0.0	80.0
FONPLATA	1.19	04/24/03	04/24/08	3.0	0.0	3.0
Banco Exterior – Madrid	6.45	11/30/93	08/15/04	1.0	0.0	1.0
Banque Française du Commerce Exterior – P	2.00	08/28/89	12/31/22	2.8	0.0	2.8
Banque Française du Commerce Exterior – P	2.00	08/28/89	06/30/22	0.5	0.0	0.5
Banque Française du Commerce Exterior – P	2.00	08/28/89	06/30/21	0.2	0.0	0.2
CREDIMAT II	4.50	11/23/93	12/30/13	1.4	0.0	1.4
Credit National – Paris	2.00	08/28/89	12/31/21	0.6	0.0	0.6
Credit National – Paris	2.00	08/28/89	12/31/21	1.0	0.0	1.0
Credit National – Paris	2.00	08/28/89	09/30/20	1.6	0.0	1.6
Credit National – Paris	2.00	08/28/89	09/30/22	0.6	0.0	0.6
Credit National – Paris	2.00	12/04/84	12/31/15	1.1	0.0	1.1
Credit National – Paris	2.00	12/05/84	12/31/16	6.9	0.0	6.9
Eximbank	0.05	12/26/97	12/26/12	14.6	0.0	14.6
F.I.D.A.	4.62	07/04/01	01/01/19	3.1	0.0	3.1
FONPLATA	6.00	06/29/93	06/29/10	0.1	0.0	0.1
FONPLATA	7.00	06/29/93	09/13/13	12.5	0.0	12.5
FONPLATA	7.88	12/19/96	12/31/08	13.2	0.0	13.2
Instituto de Crédito Oficial – Madrid	1.25	10/02/92	10/26/22	9.3	0.0	9.3
Instituto de Crédito Oficial – Madrid	1.25	05/12/93	05/15/23	31.8	0.0	31.8
Instituto de Crédito Oficial – Madrid	1.25	07/01/94	07/12/24	12.5	0.0	12.5
Instituto de Crédito Oficial – Madrid	1.25	07/01/94	08/01/24	7.1	0.0	7.1
Instituto de Crédito Oficial – Madrid	1.25	07/01/94	08/03/24	2.5	0.0	2.5
Instituto de Crédito Oficial – Madrid	1.25	03/23/93	04/20/23	2.8	0.0	2.8
Instituto de Crédito Oficial – Madrid	2.00	04/07/89	02/12/10	0.9	0.0	0.9
Inter-American Development Agency	3.00	12/31/92	12/31/05	3.9	0.0	3.9
Inter-American Development Bank	5.39	12/21/01	12/21/26	16.4	0.0	16.4
Inter-American Development Bank	2.00	05/17/74	05/17/09	3.0	0.0	3.0
Inter-American Development Bank	2.00	07/26/84	07/26/14	3.5	0.0	3.5
Inter-American Development Bank	2.00	07/24/84	07/24/14	3.7	0.0	3.7
Inter-American Development Bank	5.39	07/30/99	07/30/24	11.4	0.0	11.4
Inter-American Development Bank	5.27	11/30/92	11/30/12	43.2	0.0	43.2
Inter-American Development Bank	5.27	12/23/91	07/29/16	5.5	0.0	5.5
Inter-American Development Bank	5.27	09/03/92	09/03/12	0.2	0.0	0.2
Inter-American Development Bank	5.27	11/30/92	11/30/12	0.8	0.0	0.8
Inter-American Development Bank	5.27	06/15/94	07/13/15	0.7	0.0	0.7
Inter-American Development Bank	5.39	04/04/97	04/07/17	94.5	0.0	94.5
Inter-American Development Bank	5.27	03/17/87	02/24/08	7.9	0.0	7.9
Inter-American Development Bank	5.27	12/21/92	12/21/17	23.5	0.0	23.5
Inter-American Development Bank	5.27	12/21/92	12/21/17	13.8	0.0	13.8
Inter-American Development Bank	5.39	03/14/98	03/14/18	13.9	0.0	13.9
Inter-American Development Bank	5.27	07/26/84	07/06/04	1.1	0.0	1.1
Inter-American Development Bank	5.39	07/07/95	07/07/15	1.1	0.0	1.1
Inter-American Development Bank	5.39	12/31/98	12/31/18	11.7	0.0	11.7
Inter-American Development Bank	5.39	12/09/98	12/09/18	145.0	0.0	145.0
Inter-American Development Bank	5.27	02/19/88	08/19/08	12.7	0.0	12.7
Inter-American Development Bank	5.27	08/12/91	08/12/11	80.0	0.0	80.0
Inter-American Development Bank	5.27	12/29/90	07/06/16	17.1	0.0	17.1
Inter-American Development Bank	5.27	11/30/92	12/16/12	2.6	0.0	2.6
Inter-American Development Bank	5.27	03/23/87	09/24/07	3.1	0.0	3.1
Inter-American Development Bank	2.00	03/29/84	03/29/14	5.7	0.0	5.7
Inter-American Development Bank	5.27	10/31/88	10/31/08	4.1	0.0	4.1
Inter-American Development Bank	5.27	07/26/84	01/06/05	1.3	0.0	1.3

						Of Which:
				Amount
				Outstanding		External Debt
	Interest	Issue	Final	as of	Internal Debt	(with non-
Lender	Rate	Date	Maturity	Dec. 31, 2003	(with residents)	residents)
Inter-American Development Bank	5.27	03/29/84	03/29/04	1.8	0.0	1.8
Inter-American Development Bank	5.27	12/27/93	12/27/18	23.8	0.0	23.8
Inter-American Development Bank	5.27	08/12/91	08/12/11	0.8	0.0	0.8
Inter-American Development Bank	8.25	12/10/80	12/15/08	0.1	0.0	0.1
Inter-American Development Bank	5.27	04/08/94	04/08/19	23.3	0.0	23.3
Inter-American Development Bank	5.39	04/07/97	04/07/22	53.8	0.0	53.8
Inter-American Development Bank	2.00	10/31/88	04/08/19	1.4	0.0	1.4
Inter-American Development Bank	5.39	11/28/97	11/28/17	22.8	0.0	22.8
Inter-American Development Bank	5.39	08/02/97	08/02/17	118.2	0.0	118.2
Inter-American Development Bank	5.39	04/07/97	04/07/17	9.0	0.0	9.0
Inter-American Development Bank	5.27	03/19/96	03/19/16	125.0	0.0	125.0
Inter-American Development Bank	2.00	05/17/74	05/17/09	0.3	0.0	0.3
Inter-American Development Bank	5.27	12/23/91	01/29/17	22.0	0.0	22.0
Inter-American Development Bank	5.27	03/18/96	03/18/16	34.1	0.0	34.1
Inter-American Development Bank	5.27	01/29/92	07/29/16	5.4	0.0	5.4
Inter-American Development Bank	5.27	12/23/91	02/24/16	18.9	0.0	18.9
Inter-American Development Bank	5.27	03/18/96	03/18/21	38.9	0.0	38.9
Inter-American Development Bank	5.39	12/15/00	12/15/25	1.5	0.0	1.5
Inter-American Development Bank	5.39	09/28/01	09/28/21	150.0	0.0	150.0
Inter-American Development Bank	5.39	09/28/01	09/28/21	1.6	0.0	1.6
Inter-American Development Bank	5.39	07/30/01	07/30/21	5.0	0.0	5.0
Inter-American Development Bank	5.39	11/08/01	11/08/21	75.0	0.0	75.0
Inter-American Development Bank	5.39	03/17/01	03/17/21	2.7	0.0	2.7
KREDITANSTAL	2.00	11/23/93	12/30/23	6.0	0.0	6.0
PARIBAS – PARIS	2.00	08/28/89	03/31/23	0.7	0.0	0.7
THE OECF TOKIO	4.00	10/09/89	11/20/14	0.9	0.0	0.9
The World Bank	2.61	03/08/00	12/15/14	80.9	0.0	80.9
The World Bank	1.86	10/06/98	10/06/13	24.6	0.0	24.6
The World Bank	1.86	10/06/98	10/15/13	64.5	0.0	64.5
The World Bank	7.96	01/15/94	01/15/09	30.2	0.0	30.2
The World Bank	1.86	07/01/97	04/15/12	26.9	0.0	26.9
The World Bank	1.86	02/26/98	12/15/12	81.3	0.0	81.3
The World Bank	7.96	06/25/92	07/15/06	19.5	0.0	19.5
The World Bank	7.96	07/19/89	08/01/04	14.0	0.0	14.0
The World Bank	7.96	04/28/95	04/30/10	7.4	0.0	7.4
The World Bank	7.96	09/16/94	09/30/09	21.3	0.0	21.3
The World Bank	7.96	07/19/89	08/01/04	0.5	0.0	0.5
The World Bank	7.96	04/14/88	05/15/05	2.4	0.0	2.4
The World Bank	4.62	08/22/01	08/15/16	0.9	0.0	0.9
The World Bank	1.86	08/08/01	03/15/16	12.7	0.0	12.7
I.M.F.	2.57	03/25/02	07/03/06	181.5	0.0	181.5
I.M.F.	2.57	06/28/02	10/03/06	190.6	0.0	190.6
I.M.F.	2.57	05/31/00	03/31/06	222.1	0.0	222.1
Inter-American Development Bank	5.39	08/07/02	09/15/07	500.0	0.0	500.0
I.M.F.	2.57	06/28/02	10/03/06	381.1	0.0	381.1
I.M.F.	2.57	07/31/02	08/01/06	892.8	0.0	892.8
Inter-American Development Bank	1.36	06/18/02	08/15/22	97.3	0.0	97.3
The World Bank	1.94	08/08/02	10/15/17	101.5	0.0	101.5
The World Bank	5.39	08/08/02	04/15/07	101.5	0.0	101.5
The World Bank	1.86	06/17/02	04/15/17	4.1	0.0	4.1
Total Direct Debt				4,624.9	0.0	4,624.9

Source:	Banco Central

Table 3: Treasury Bonds and Eurobonds
(in millions of US$)

					Of Which:
				Amount			External
				Outstanding	Internal	Internal	Debt (with
Treasury Bonds and	Interest	Issue	Final	as of Dec. 31,	Debt (with	Debt (with	non-
Eurobonds Series	Rate	Date	Maturity	2003	residents)	public sector)	residents)
24a. var	Libor + 1.5%	12/10/91	12/10/01	0.1	0.0	0.0	0.1
30a. FIJA	7.50%	03/23/01	03/23/11	0.8	0.0	0.0	0.8
31a. FIJA	9.75%	02/28/02	02/28/12	0.1	0.0	0.0	0.1
28a. var	Libor + 1.75%	09/10/92	09/10/02	0.1	0.0	0.0	0.1
29a. var	Libor + 1.75%	12/15/92	12/15/02	0.2	0.0	0.0	0.2
30a. var	Libor + 1.75%	03/15/93	03/15/03	0.1	0.0	0.0	0.1
32a. var	Libor + 1.75%	06/15/93	06/15/03	0.1	0.0	0.0	0.1
33a. var	Libor + 1.75%	09/22/93	09/22/03	0.2	0.0	0.0	0.2
34a. var	Libor + 1.75%	12/27/93	12/27/03	0.1	0.0	0.0	0.1
35a. var	Libor + 1.75%	03/22/94	03/22/04	3.0	0.0	0.0	2.9
36a. var	Libor + 1.5%	06/27/94	06/27/04	0.6	0.0	0.0	0.6
37a. var	Libor + 1.5%	09/27/94	09/27/04	0.4	0.1	0.0	0.3
38a. var	Libor + 1.5%	11/07/94	11/07/04	0.1	0.0	0.0	0.1
39a. var	Libor + 1.5%	12/20/94	12/20/04	0.5	0.0	0.0	0.5
40a. var	Libor + 1.5%	03/28/95	03/27/05	0.3	0.0	0.0	0.2
41a. var	Libor + 1.5%	06/24/95	06/23/05	1.1	0.2	0.0	0.9
42a. var	Libor + 1.5%	09/30/95	09/29/05	0.1	0.0	0.0	0.1
43a. var	Libor + 1.5%	12/23/95	12/22/05	0.2	0.0	0.0	0.2
44a. var	Libor + 1.5%	04/08/96	04/08/06	0.1	0.0	0.0	0.1
45a. var	Libor + 1.5%	06/12/96	06/12/06	0.3	0.1	0.0	0.2
46a. var	Libor + 1.5%	08/20/96	08/20/06	0.8	0.4	0.0	0.4
47a. var	Libor + 1.5%	12/02/96	12/02/06	0.1	0.0	0.0	0.1
48a. var	Libor + 1%	05/15/97	05/15/09	0.6	0.0	0.0	0.6
49a. var	Libor + 1%	06/30/97	06/30/12	0.3	0.0	0.0	0.3
51a. var	Libor + 1%	09/22/97	09/22/12	0.3	0.0	0.0	0.3
52a. var	Libor + 1%	02/25/00	02/25/10	0.3	0.0	0.0	0.3
53a. var	Libor + 1.75%	03/23/01	03/23/11	0.3	0.0	0.0	0.3
54a. var	Libor + 2%	12/05/02	03/24/11
Previsional Bond 2003	7.25%	02/09/98	02/09/03	0.2	0.0	0.0	0.2
Previsional Bond 2007	7.63%	03/05/99	03/05/07	0.3	0.0	0.0	0.3
Previsional Bond 2010	8.00%	02/25/00	02/25/10	0.1	0.0	0.0	0.1
Bono 2006 Fixed Rate	5.25%	05/29/03	09/15/06	101.1	86.2	1.1	13.8
Bono 2010 Fixed Rate	7.50%	05/29/03	12/16/10	25.0	4.6	0.0	20.4
Bono 2012 Fixed Rate	7.63%	05/29/03	03/05/12	98.0	45.7	0.0	52.3
Bono 2018 Fixed Rate	8.00%	05/29/03	02/25/18	40.6	15.4	0.0	25.3
Bono 2019 Fixed Rate	7.50%	05/29/03	03/23/19	295.8	50.9	31.3	213.5
Bono 2020 Fixed Rate	9.75%	05/29/03	02/28/20	22.0	8.5	3.0	10.5
Bono 2008 Floating Rate	Libor + 1.75%	05/29/03	12/21/08	41.2	17.2	0.1	23.8
Bono 2009 Floating Rate	Libor + 1.5%	05/29/03	11/27/09	20.1	13.3	0.0	6.8
Bono 2010 Floating Rate	Libor + 1.5%	05/29/03	09/29/10	32.5	11.0	0.5	21.1
Bono 2011 Floating Rate	Libor + 1.5%	05/29/03	08/20/11	25.6	4.7	0.0	20.9
Bono 2017 Floating Rate	Libor + 1%	05/29/03	06/30/17	14.2	5.0	0.0	9.2
Bono 2018 Floating Rate	Libor + 2%	05/29/03	03/24/18	3.4	2.0	0.4	1.0
Bono 2010 Incremental Rate	(1)	05/29/03	06/15/10	184.9	51.0	15.8	118.1
Bono 2013 Incremental Rate	(1)	05/29/03	05/15/13	283.7	131.8	0.1	151.8
Bono 2018 Incremental Rate	(1)	05/29/03	04/15/18	322.4	57.6	126.8	138.0
UR Bond	2.63%	06/01/97	06/01/08	1.8	1.8	0.0	0.0
UI Bond	7.000%	11/06/02	11/06/12	291.4	193.3	98.2	0.0
Zero-coupon bond	8.25%	Vs 1999/2000	Vs 2014/2020	1.6	1.6	0.0	0.0
Eurobonds – Series D	8.38%	09/26/96	09/26/06	2.4	0.0	0.0	2.4
Global Bond 2008	7.00%	04/06/98	04/06/98	8.3	0.0	0.0	8.3
Global Bond 2009	7.25%	05/04/99	05/04/09	15.1	0.0	0.0	15.1
Global Bond 2010	8.75%	06/22/00	06/22/10	2.7	0.0	0.0	2.7
Global Bond 2027	7.88%	07/15/97	07/15/27	30.2	7.5	0.0	22.7

Table 3: Treasury Bonds and Eurobonds
(in millions of US$)

					Of Which:
				Amount			External
				Outstanding	Internal	Internal	Debt (with
Treasury Bonds and	Interest	Issue	Final	as of Dec. 31,	Debt (with	Debt (with	non-
Eurobonds Series	Rate	Date	Maturity	2003	residents)	public sector)	residents)
Global Bond 2012	7.63%	11/21/01	01/20/12	5.1	5.1	0.0	0.0
Global Bond 2009	7.88%	03/25/02	03/25/09	2.2	0.0	0.0	2.2
Eurobonds – Euros 2000 1a	7.00%	09/26/00	09/26/05	69.0	0.0	0.0	69.0
Eurobonds – Euros due 2011	7.00%	06/28/01	06/28/11	68.9	0.0	0.0	68.9
7.875% Bonds due 2008 (USD)	7.88%	05/29/03	11/18/08	83.6	50.5	0.6	32.5
7.00% Bonds due 2013 (USD)	7.00%	05/29/03	04/01/13	64.2	62.2	0.0	1.9
7.875 Bonds due 2014 (USD)	7.88%	05/29/03	03/25/14	20.0	2.2	0.5	17.4
7.25% Bonds due 2014 (USD)	7.25%	05/29/03	05/04/14	31.5	2.7	1.6	27.2
8.75% Bonds due 2015 (USD)	8.75%	05/29/03	06/22/15	50.6	26.8	0.0	23.8
7.625% Bonds due 2017 (USD)	7.63%	05/29/03	01/20/17	41.1	10.1	11.8	19.2
8.375% Bonds due 2011 (USD)	8.38%	05/29/03	09/26/11	60.8	25.9	0.0	34.9
7.875% PIK Bonds due 2033 (USD)	(2)	05/29/03	01/15/33	1,055.6	427.9	70.9	556.8
7.50% Bonds due 2015 (USD)	7.50%	05/29/03	03/15/15	1,059.4	293.5	59.0	706.9
7.25% Bonds due 2011 (USD)	7.25%	05/29/03	02/15/11	500.0	80.3	10.0	409.6
Floating Rate Notes due 2010 (USD)	Libor +0.88%	05/29/03	01/02/10	5.4	3.8	0.0	1.6
Floating Rate Notes due 2009 (USD)	Libor+1%	05/29/03	07/02/09	1.4	0.6	0.0	0.8
Bonds YENS(3) due 2011	2.5%	05/29/03	03/14/11	221.2	2.8	4.4	213.9
7.00 Notes due 2012 (EUR)	7.00%	05/29/03	06/28/12	117.8	7.7	0.0	110.1
7.00% Notes due 2019 (EUR)	7.00%	05/29/03	09/26/19	147.8	5.8	1.3	140.7
6.375% (UF) Notes due 2016 (CLP)	6.38%	05/29/03	03/15/16	2.5	2.5	0.0	0.0
International UI Bond	10.50%	10/20/03	10/20/06	192.5	15.4	0.0	177.1
Total Bonds(3)				5,676.8	1,735.7	437.4	3,503.6

(1)	The incremental annual rate starts from 4% increasing 0.5% each year until reaching 7% in 2009; this rate will remain until the final maturity.
(2)	The annual rate starts from 3.875% increasing 1% each year until reaching 7.875% in 2007; this rate will remain until the final maturity.
(3)	Total includes certain immaterial unredeemed amounts outstanding under bonds with stated maturities prior to 1998. Source: Banco Central

Table 4: Bills
(millions of US$)

					Of Which:
				Amount		Internal	External
				Outstanding	Internal	Debt (with	Debt (with
	Interest		Final	as of	Debt (with	public	non-
	Rate	Issue Date	Maturity	Dec. 31, 2003	residents)	sector)	residents)
TOTAL Bills(1)	Various	Various	Various	473.0	408.3	30.2	34.5
TOTAL Bills (pesos)(1)	Various	Various	Various	285.7	282.5	0.4	2.8
TOTAL Treasury bills(1)				758.7	690.8	30.6	37.2
Central Bank bills(1)	Various	Various	Various	236.0	209.3	0.6	26.2
TOTAL bills(1)				994.6	900.1	31.1	63.4

(1)	Face value
Source:	Banco Central

Table 5: Guaranteed (Indirect) Debt
(millions of US$)

					Of Which:
				Amount		External debt
	Interest	Issue	Final	Outstanding as	Internal debt	(with non-
Lender	Rate	Date	Maturity	of Dec. 31, 2003	(with residents)	residents)
B. NEUFLIZE-PARIS	2.26	12/20/95	06/20/06	9.9	0.0	9.9
BCO NAL DESENV	1.52	10/30/98	10/30/12	18.3	0.0	18.3
BCO. ESP. CREDITO	6.96	06/22/92	12/31/05	2.3	0.0	2.3
C.T. MIX. STO. GDE	2.20	12/31/93	06/01/05	63.7	0.0	63.7
I.M.F.	2.33	03/17/03	03/19/08	323.5	0.0	323.5
CITIBANK NY	2.31	01/31/91	02/19/07	10.0	0.7	9.2
CITIBANK NY	6.75	01/31/91	03/21/21	7.7	0.0	7.7
CITIBANK NY	6.75	01/31/91	02/19/21	110.1	0.0	110.1
CITIBANK NY	2.44	01/31/91	02/19/06	16.3	0.1	16.2
CITIBANK NY	4.94	01/31/91	02/19/07	12.6	0.0	12.6
I.M.F.	2.06	07/08/03	07/14/07	215.7	0.0	215.7
Inter-American Development Bank	5.80	11/04/02	11/04/22	0.1	0.0	0.1
CREDIT N.-PARIS	2.00	12/18/90	12/31/28	8.2	0.0	8.2
EXTERIOR-MADRID	2.26	06/30/98	06/30/07	1.0	0.0	1.0
EXTERIOR-MADRID	2.26	12/20/95	06/30/06	7.0	0.0	7.0
F.I.D.A.	8.00	05/20/93	07/01/11	5.7	0.0	5.7
FONPLATA	5.00	02/02/94	01/05/05	0.3	0.0	0.3
I.C.O.	1.50	02/22/92	10/06/22	17.5	0.0	17.5
Inter-American Development Bank	2.00	09/04/75	09/06/10	0.5	0.0	0.5
Inter-American Development Bank	9.25	09/17/81	09/17/06	3.0	0.0	3.0
Inter-American Development Bank	9.25	09/17/81	09/17/06	0.7	0.0	0.7
Inter-American Development Bank	9.25	09/17/81	09/17/06	2.5	0.0	2.5
Inter-American Development Bank	9.25	09/17/81	09/17/06	3.5	0.0	3.5
Inter-American Development Bank	9.25	09/17/81	09/20/06	3.3	0.0	3.3
Inter-American Development Bank	5.27	12/27/93	06/27/19	41.8	0.0	41.8
Inter-American Development Bank	5.27	12/29/90	01/06/16	15.7	0.0	15.7
Inter-American Development Bank	5.27	03/18/96	03/18/06	46.6	0.0	46.6
Inter-American Development Bank	2.00	09/04/75	09/06/10	1.3	0.0	1.3
Inter-American Development Bank	2.00	05/20/86	05/20/11	2.4	0.0	2.4
Inter-American Development Bank	2.00	05/20/86	05/20/11	0.3	0.0	0.3
Inter-American Development Bank	2.00	05/20/86	05/20/11	0.1	0.0	0.1
Inter-American Development Bank	2.00	05/20/86	05/20/11	0.1	0.0	0.1
Inter-American Development Bank	2.00	08/15/84	08/15/14	2.1	0.0	2.1
Inter-American Development Bank	2.00	08/15/84	08/15/14	2.1	0.0	2.1
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.1	0.0	0.1
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.5	0.0	0.5
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.2	0.0	0.2
Inter-American Development Bank	2.00	08/15/84	08/15/14	0.3	0.0	0.3
Inter-American Development Bank	5.27	12/29/90	01/06/16	4.1	0.0	4.1
Inter-American Development Bank	5.27	08/15/84	08/15/04	0.5	0.0	0.5
Inter-American Development Bank	5.27	03/23/87	05/24/07	6.7	0.0	6.7
Inter-American Development Bank	5.27	11/12/96	11/12/21	118.4	0.0	118.4
L’UNION EUR-PAR	10.46	12/18/90	06/14/07	1.8	0.0	1.8
MEDIOC. CENTRALE	1.75	12/02/91	12/02/11	10.9	0.0	10.9
THE OVER.EC-TOK	4.00	10/09/89	10/20/14	5.0	0.0	5.0
THE OVER.EC-TOK	4.00	10/09/89	10/20/14	14.0	0.0	14.0
The World Bank	7.96	08/21/90	08/31/05	9.3	0.0	9.3
The World Bank	1.86	03/18/97	10/15/10	30.7	0.0	30.7
The World Bank	7.96	09/19/92	07/15/07	2.6	0.0	2.6
The World Bank	7.96	11/20/89	12/15/04	6.5	0.0	6.5
The World Bank	1.86	05/15/01	08/15/15	5.1	0.0	5.1
BCO. SUDAMERIS	4.39	12/30/00	11/09/08	3.4	3.4	0.0
CITIBANK N.A.	4.39	10/30/98	05/09/12	16.6	16.6	0.0
CITIBANK N.A.	3.39	12/29/00	12/31/07	49.3	30.0	19.3
Total Guaranteed Debt				1,241.7	50.9	1,190.8

Source:	Banco Central

Table 6: Other External Debt
(millions of US$)

Amount Outstanding
as of December 31, 2003
Commercial Creditors	126
Central Bank: Other External Debt	49
Total Other External Debt	175

Source:	Banco Central

Table 7: Other Domestic Debt
(millions of US$)

Amount Outstanding
as of December 31, 2003
Deposits Net of Credits	(189)
Non Financial Public Sector	(555)
Credits	257
Deposits	(812)
Central Bank	366
Credits	(35)
Deposits	401
Other Debt	63
Total Other Domestic Debt	(126)

Source:	Banco Central

THE ISSUER
República Oriental del Uruguay
c/o Banco Central del Uruguay
C. Correo 1467
11100 Montevideo
Uruguay

TRUSTEE, REGISTRAR,
TRANSFER AGENT AND
PRINCIPAL PAYING AGENT
The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286
United States

LEGAL ADVISORS

To Uruguay as to U.S. law:	To Uruguay as to Uruguayan law:
Cleary, Gottlieb, Steen & Hamilton	Dr. Fernando Scelza
One Liberty Plaza	Counsel to the Ministry of
New York, New York 10006	Economy and Finance of the
United States	Republic of Uruguay
Colonia 1089
1110 Montevideo, Uruguay

To the underwriters	To the underwriters
as to U.S. law:	as to Uruguayan law:
Shearman & Sterling LLP	Guyer & Regules
599 Lexington Avenue	Plaza Independencia 811
New York, New York 10022	11100 Montevideo
United States	Uruguay

LISTING AGENT
Dexia Banque Internationale à
Luxembourg
69 route d’Esch
L-2953 Luxembourg

República Oriental del Uruguay

Citigroup
ABN AMRO